As confidentially submitted to the U.S. Securities and Exchange Commission on September 17, 2015
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VIVENTIA BIO INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Province of Ontario, Canada (State or Other Jurisdiction of Incorporation or Organization)	2836 (Primary Standard Industrial Classification Code Number)	Not applicable (IRS Employer Identification No.)

147 Hamelin Street
Winnipeg, MB
R3T 3Z1, Canada
204-478-1023
(Address, Including Zip Code and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Stephen A. Hurly
President and Chief Executive Officer
Viventia Bio Inc.
3711 Market Street
8th Floor
Philadelphia, PA 19104
215-966-6060
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

COPIES TO:
Steven J. Abrams, Esq. Rachael M. Bushey, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth & Arch Streets Philadelphia, PA 19103 Tel: 215-981-4700	Peter K. Guselle Karen A. Murray Fogler, Rubinoff LLP 77 King Street West Suite 3000, P.O. Box 95 TD Centre North Tower Toronto, ON M5K 1G8 Tel: 416-941-9700	William C. Hicks, Esq. Sahir Surmeli, Esq. Garrett Winslow, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Tel: 617-542-6000	Brian Pukier Sean Vanderpol Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON M5L 1B9 Tel: 416-869-5500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)

Common Shares, without par value	$	$

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U. S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2015

PRELIMINARY PROSPECTUS

        SHARES

Common Shares

        This is the initial public offering of the common shares of Viventia Bio Inc. We are offering            common shares.

        Currently, no public market exists for our common shares. We expect the initial public offering price to be between $            and $            per share.

        We intend to apply to list our common shares on the NASDAQ Global Market, or NASDAQ, under the symbol "VITA." We qualify as an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total

Public offering price	$	$

Underwriting discounts(1)	$	$

Proceeds to us, before expenses	$	$

(1)
The underwriters will also be reimbursed for certain expenses incurred in this offering. See "Underwriting" for details.

        We have granted the underwriters an option for a period of 30 days to purchase an additional            common shares. If the underwriters exercise their option in full, the total underwriting discounts payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

        Investing in our common shares involves a high degree of risk. See "Risk Factors" beginning on page 13 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Delivery of the common shares is expected to be made on or about                        , 2015.

Leerink Partners	Cowen and Company	Guggenheim Securities

Prospectus dated                        , 2015.

i

        We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

        Through and including                    , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

        For investors outside of the United States: neither we nor any of the underwriters has taken any action to permit a public offering of the common shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this prospectus outside of the United States.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. We believe this data is accurate in all material respects as of the date of this prospectus. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors."

TRADEMARKS AND TRADE NAMES

        We have registered Viventia as a U.S. trademark. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies, and such trade names or trademarks are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

        The audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, and the unaudited interim consolidated financial information as of June 30, 2015 and for the six months ended June 30, 2015 and 2014, in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

ii

        All references to "$" and "USD" in this prospectus mean U.S. dollars, unless otherwise noted. All references to "C$" in this prospectus mean Canadian dollars, unless otherwise noted.

        Our assets and liabilities have been translated to U.S. dollars at exchange rates in effect at the respective balance sheet dates. All income statement and accounts have been recorded directly in accumulated other comprehensive loss as a separate component of shareholders' deficit.

CURRENCY TRANSLATION

        The table below shows the period end and average rates of U.S. dollars per Canadian dollar for the periods presented. Average rates are computed based on the daily market close rate as reported by OANDA Corporation on each business day during the relevant period indicated.

	Year ended December 31,		Six months ended June 30,
	2013	2014	2014	2015
End of period	0.9349	0.8599	0.9371	0.8093
Average	0.9711	0.9059	0.9121	0.8107

        Viventia Bio Inc.'s assets and liabilities are translated to U.S. dollars at exchange rates in effect at the balance sheet date. All income statement accounts are translated at average exchange rates for the period. Resulting foreign currency translation adjustments are recorded directly in accumulated other comprehensive loss as a separate component of shareholders' deficit.

CERTAIN DEFINED TERMS

        Unless the context indicates otherwise, as used in this prospectus, the terms "Viventia," "Viventia Bio," "Viventia Bio Inc.," "we," "us," "our," "our company" and "our business" refer to Viventia Bio Inc., its wholly owned subsidiary Viventia Bio USA Inc. and the net assets acquired by, or assigned, to us from predecessor entities. See "Business—Corporate History and Information."

iii

 PROSPECTUS SUMMARY

        This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common shares, you should read the entire prospectus carefully, including "Risk Factors," "Special Note Regarding Forward-Looking Statements" and the financial statements and related notes included in this prospectus.

Overview

        We are a biologics oncology company focused on designing, engineering and developing targeted protein therapeutics, or TPTs. Our most advanced product candidates, Vicinium and Proxinium, are locally-administered TPTs. In the third quarter of 2015, we commenced a Phase 3 clinical trial for our lead product candidate, Vicinium, for the treatment of high-grade non-muscle invasive bladder cancer, or NMIBC, in the United States and Canada. We intend to begin enrollment by the end of the first quarter of 2016 for a Phase 3 clinical trial of Proxinium for the treatment of late-stage squamous cell carcinoma of the head and neck, or SCCHN, in the United States. Similar to existing antibody-drug conjugates, or ADCs, our TPTs are comprised of a targeting moiety that specifically binds to cancer cells and delivers a cytotoxic payload. We have designed our TPTs to overcome the fundamental efficacy and safety challenges inherent in existing ADCs. We are also developing cancer therapies for systemic administration utilizing our TPT platform and we may explore additional therapeutic indications for Vicinium and Proxinium.

        TPTs are single-protein therapeutics composed of targeting moieties genetically fused via linker domains to cytotoxic protein payloads that are produced through our proprietary one-step manufacturing process. We target tumor cell surface antigens that allow for rapid internalization into the targeted cancer cell and have limited expression in normal cells. For loco-regional applications, we utilize an immunogenic cytotoxic protein payload designed to both target and kill cancer cells and promote a heightened local immune response against the tumor. For systemic applications, we use a de-immunized cytotoxic protein payload that we believe can be repeatedly administered without the generation of an efficacy-limiting immune response against the payload.

        Our locally-administered TPTs contain a targeting moiety that is designed to bind to the epithelial cell adhesion molecule, or EpCAM, which is a protein over-expressed in many cancers. This targeting moiety is genetically fused to a truncated form of exotoxin A, or ETA, which is an immunogenic cytotoxic protein payload that is produced by the bacterial species, Pseudomonas. The TPT-EpCAM complex is subsequently internalized into the cell and, once inside the cell, the TPT is cleaved by a cellular enzyme to release the cytotoxic protein payload, thus enabling cancer cell-killing. We believe that our TPTs designed for loco-regional administration may not only directly kill cancer cells through targeted delivery of a cytotoxic protein payload, but also potentiate an anti-cancer therapeutic immune response. This immune response is from the release of tumor antigens and the immunologically active setting created by the nature of the cytotoxic protein payloads.

        Our lead systemically-administered product candidate, VB6-845d, is being developed as a treatment for multiple types of EpCAM-positive solid tumors. VB6-845d is a TPT consisting of an EpCAM targeting Fab genetically linked to deBouganin. Since the body's immune system recognizes and responds to foreign proteins, we designed our VB6-845d to evade the human immune system, using a payload that is a proprietary de-immunized variant of the plant-derived cytotoxin bouganin, or deBouganin. A Phase 1 clinical trial revealed no clinically relevant immune response to deBouganin. We believe that deBouganin may have advantages with respect to cell killing power, including the ability to kill cancer stem cells, circumvent multi-drug resistance mechanisms and avoid toxicity in the event of the release of free toxins in circulation.

Our Differentiated Approach to Targeted Therapies

        We believe that our TPT construct will address many challenges experienced with existing ADCs. The basic construct for our TPTs and existing ADCs is similar as each is comprised of a targeting moiety that specifically binds to cancer cells and delivers a cytotoxic payload. However, existing ADCs chemically link larger targeting, cell binding antibodies with cell-killing chemotherapies. Due to their overall larger size and the potential breakage of this chemical linkage before delivery to the tumor, existing ADCs have been associated with less efficient delivery of cytotoxic payloads to tumors and off-target toxicity. By contrast, our TPTs are smaller than existing ADCs and are designed to allow for more efficient and selective delivery of the cytotoxic protein payload to the tumor, thus enabling improved efficacy and reduced off-target toxicity. We believe that our TPTs offer the following key advantages over existing ADCs:

  •
  Deliver a greater amount of drug to tumors.  Our TPTs are designed with smaller targeting proteins that have an increased ability to exit the circulatory system and have binding properties designed to enable deeper penetration into targeted tumors, and we believe this will increase efficacy.

  •
  Ability to kill a broader array of cancer cells within a tumor.  Our novel cytotoxic payloads consist of proteins rather than small molecule cytotoxic payloads. We believe the larger size of our cytotoxic protein payloads helps circumvent multi-drug resistance mechanisms that can make certain cancer cells resistant to small molecule cytotoxic payloads. By contrast to existing ADCs, which employ cytotoxic payloads that inhibit cellular replication and are effective at killing rapidly proliferating cancer cells, our cytotoxic protein payloads inhibit protein synthesis and are designed to kill not only rapidly proliferating, but also slowly growing cancer cells, including tumor progenitor cells and cancer stem cells.

  •
  Increase safety due to a more stable linkage between targeting protein and cytotoxic payload. Our single protein molecules are designed to remain intact until inside the cancer cell and to not release free cytotoxins into the circulatory system, thereby minimizing off-target toxicity.

  •
  Promote a therapeutic immune response.  We believe that the potent TPT toxin-mediated killing of cancer cells in this immunologically active setting leads to the efficient presentation of cancer antigens to the immune system, thereby promoting an anti-tumor cellular immune response. Our locally-administered TPTs utilize an immunogenic cytotoxic payload that we believe promotes a heightened immune response in the local tumor environment.

  •
  Potential combination with checkpoint inhibitors.  We believe that the induced immune response from our TPTs, while potentially effective on its own, could be made more effective in combination with certain immuno-oncology therapies, including checkpoint inhibitors.

  •
  Utilize a simpler and more efficient manufacturing process.  Our one-step manufacturing process creates a homogenous product that we believe will improve efficacy and result in lower manufacturing costs.

Pipeline

        Our most advanced product candidates, Vicinium and Proxinium, use our TPT platform to target EpCAM, which is highly expressed on a variety of cancers, including NMIBC and SCCHN.

  •
  Our most advanced locally-administered product candidate, Vicinium, is being developed for the treatment of high-grade NMIBC. In a completed Phase 2 clinical trial, subjects treated with Vicinium showed evidence of dose dependent clinical efficacy. In this Phase 2 clinical trial, of the 45 evaluable subjects, 44% achieved a complete response, or CR, or no evidence of disease, while 16% remained disease-free for at least 18 months. Median time to disease recurrence was 274 days for subjects achieving a CR following a six-week induction phase, and this was extended to 408 days for subjects achieving a CR following a longer 12-week induction phase. Subjects who remain disease-free are able to avoid the surgical removal of their bladder, or a radical cystectomy, which is an important goal in the treatment of bladder cancer. Vicinium was generally well-tolerated with no subjects discontinuing treatment in our Phase 1 and Phase 2 clinical trials.

  •
  Our second most advanced locally-administered product candidate, Proxinium, is being developed as a treatment for patients with late-stage SCCHN. Proxinium has received orphan drug designation from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, and Fast Track designation from the FDA. In our two Phase 1 clinical trials, subjects treated with Proxinium had demonstrated a 53% response rate, which consisted of the subjects that had a complete clinical resolution of a tumor (targeted or non-targeted) or subjects who had clinically and radiologically documented reduction in the size of the target tumor. Additionally, in one subject treated with Proxinium during these clinical trials, the targeted tumor became resectable following treatment, and, subsequently, the tumor was surgically removed. In our second Phase 1 clinical trial, 14 of the 16 evaluable EpCAM-positive subjects (87.5%) had either a "complete response," "response" or "stable" disease following Proxinium treatment, with 25% of subjects achieving a "complete response" of a tumor. In a Phase 2 clinical trial, we observed tumor shrinkage in 10 of the 14 evaluable subjects (71.4%). In addition, based on criteria established by the Eastern Cooperative Oncology Group, eight of the 12 evaluable subjects (66.7%) remained stable or showed improvement by the end of the treatment time point, which averaged approximately two months. Data from our partially completed Phase 3 clinical trial showed that subjects treated with Proxinium exhibited an increased median survival of approximately 40% over six weeks.

    In our clinical trials involving Proxinium, we have also observed some complete and partial responses and stable disease in non-injected tumors in five subjects. We believe that TPT mediated killing of cancer cells leads to a selective release of cancer antigens into the local tumor environment, which is driven by our immunogenic cytotoxic protein payload that creates a heightened cross priming effect, whereby naïve cytotoxic T cells are stimulated by antigen presenting cells, such as dendritic cells, presenting tumor cell surface antigens following the death of cancer cells.

        Our lead systemically-administered product candidate, VB6-845d, is being developed for the treatment of multiple types of EpCAM-positive solid tumors. A Phase 1 clinical trial revealed no clinically relevant immune response to the deBouganin payload. We intend to submit an Investigational New Drug Application, or IND, to the FDA by end of 2015 and subsequently initiate a Phase 1/2 clinical trial of VB6-845d in subjects with EpCAM-positive cancers in the first half of 2016, in the United States. We expect to begin reporting safety data from the Phase 1 portion of the clinical trial in the first half of 2017 and efficacy data from the Phase 2 portion of the clinical trial by the end of 2017.

        The following table summarizes our product candidate pipeline:

(1)
Pending applications extend patent protection to at least 2036. See "Business—Intellectual Property" for additional details.

Our Strategy

        We are committed to designing, engineering, developing and commercializing TPTs to identify and address oncology indications that suffer from a high unmet medical need. The key elements of our strategy are as follows:

  •
  Rapidly advance Vicinium through clinical development and obtain regulatory approval.  Based upon our September 2014 end of Phase 2 meeting with the FDA, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with high-grade NMIBC who have previously failed two treatments of Bacillus Calmette-Guérin, or BCG, which we refer to as BCG refractory high-grade NMIBC, and for whom the current standard of care is radical cystectomy, in the United States and Canada. Based on safety and efficacy data observed at our highest dose exposures in our Phase 2 clinical trial, the FDA has agreed to our plan to employ a greater dose exposure in our Phase 3 clinical trial, which has similar end points to our Phase 2 clinical trial. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to pursue regulatory approval initially in the United States and Canada. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA regarding a regulatory pathway for European Union approval.

  •
  Rapidly advance Proxinium through clinical development and obtain regulatory approval.  We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend for this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN in the United States. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017. If this Phase 3 clinical trial is successful, we intend to pursue regulatory approval initially in the United States. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA and Health Canada regarding a regulatory pathway for European Union and Canadian approval, respectively.

  •
  Advance our systemically-administered product candidates, VB6-845d and VB7-756.  We intend to submit an IND to the FDA for VB6-845d by the end of 2015 and initiate a Phase 1/2 clinical trial in subjects with EpCAM-positive solid tumors in the first half of 2016. We intend to submit an IND to the FDA for VB7-756 in the second half of 2016 and initiate a Phase 1 clinical trial in subjects with human epidermal growth factor receptor 2, or HER2, positive cancers who have failed trastuzumab emtansine, or T-DM1, therapy in the second half of 2016.

  •
  Explore opportunities in combination therapies.  We plan to continue discussions with potential partners that utilize technologies whose mechanism of action could be complementary to our TPT platform. These technologies include, but are not limited to, checkpoint inhibitors, immune modulators and other immuno-oncology agents.

  •
  Expand on the value of selected product candidates through strategic partnerships.  We may decide to selectively partner with pharmaceutical and biopharmaceutical companies when we believe that a partner could bring additional resources and expertise to maximize the value of one or more of our product candidates.

  •
  Leverage our TPT platform to develop additional product candidates.  We intend to develop additional product candidates based on our TPT platform. Depending on the strategic and financial merits, we may enter into partnerships and collaborations to support these development efforts.

  •
  Maximize the commercial value of our product candidates.  We maintain global development, marketing and commercialization rights for all of our product candidates. If we obtain regulatory approval for Vicinium in BCG refractory high-grade NMIBC, we may build a North American specialty urology sales force to market the product or seek commercialization partners. Outside North America, we will seek commercialization partners with urology expertise. If we obtain regulatory approval for our other product candidates, including Proxinium, we may seek partners with oncology expertise in order to maximize the commercial value of each asset or a portfolio of assets.

Risks Associated with Our Business

        An investment in our common shares involves a high degree of risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common shares. Among these important risks are the following:

  •
  We have incurred significant losses since our inception, which we anticipate will continue for the foreseeable future. As of June 30, 2015, we had an accumulated deficit of $31.3 million.

  •
  We have never generated revenue from product sales and may never be profitable.

  •
  Our business is highly dependent on the success of Vicinium and Proxinium, our lead product candidates.

  •
  We may be delayed in beginning our Phase 3 clinical trial of Proxinium until we receive guidance from the FDA on an acceptable Phase 3 study design.

  •
  Clinical product development involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

  •
  We may not be able to submit INDs, commence clinical trials or report data on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

  •
  If our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

  •
  We may encounter difficulties enrolling or retaining subjects in our clinical trials.

  •
  The net proceeds from this offering will not be sufficient to commercialize any of our product candidates and we will need to obtain additional funding for commercialization. Failure to obtain additional funding when needed may force us to delay, limit or terminate our product development efforts or other operations.

  •
  There is substantial doubt relating to our ability to continue as a going concern as determined by management and as reflected in the report of our independent auditors. We will need to raise substantial additional capital to fund our operations.

  •
  If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely effected.

  •
  We have relied and expect to rely on third parties to conduct aspects of our research and development and clinical trials. If they terminate our arrangements, fail to meet deadlines or perform in an unsatisfactory manner, our business could be harmed.

  •
  We expect to be classified as a passive foreign investment company, or PFIC, for 2015 and certain of our U.S. shareholders may suffer adverse tax consequences as a result.

  •
  The potential commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Our Corporate Information

        Viventia Bio Inc. and its wholly owned subsidiary, Viventia Bio USA Inc., are corporations domiciled in Canada and incorporated under the laws of the Province of Ontario, Canada. Viventia Bio was formed in October 2012, and Viventia Bio USA Inc. was formed in December 2013. For further information relating to our corporate history, see "Business—Corporate History and Information."

        On January 2, 2013, Viventia Bio entered into an asset purchase agreement with Viventia Biotechnologies Inc., or Viventia Biotechnologies, an affiliate of Viventia Bio, to acquire substantially all of its operations, including intellectual property and licensed technology assets as well as the rights and obligations related to such assets, and certain property and equipment. Viventia Biotechnologies was formed in October 2008 as a wholly-owned subsidiary of Viventia Biotech Inc., or Viventia Biotech. Viventia Biotech previously operated as Novopharm Biotech Inc., or Novopharm Biotech, until its name change in September 2000. In 2000, Teva Pharmaceuticals Ltd., acquired all of the outstanding shares of Novopharm Limited, or Novopharm, and, as part of that acquisition, the shares of Novopharm Biotech were spun out to the former shareholders of Novopharm, being Mr. Dan, our controlling shareholder, and members of his family. Novopharm Biotech was formed in 1995 in the Province of British Columbia.

        Our global headquarters is located at 147 Hamelin Street, Winnipeg, Manitoba R3T 3Z1, Canada, and our telephone number is 204-478-1023. Our U.S. corporate headquarters is located at 3711 Market

Street, 8th Floor, Philadelphia, PA 19104, and our telephone number is 215-966-6060. Our website address is http://www.viventia.com. The inclusion of our website address above and elsewhere in this prospectus is, in each case, intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of exemptions from various disclosure and reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  being permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, in each case, instead of three years;

  •
  being permitted to present the same number of years of selected financial data as the years of audited financial statements presented, instead of five years;

  •
  reduced disclosure obligations regarding executive compensation, including no Compensation Disclosure and Analysis;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements; and

  •
  exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We may choose to take advantage of some or all of these exemptions. We have taken advantage of some of the reduced reporting burdens in this prospectus. Accordingly, the scope of the information contained herein may be different than the scope of the information you receive from other public companies in which you hold stock. Some investors may find our shares less attractive as a result of our utilization of these or other exemptions, which could result in a less active trading market for our shares and a more volatile share price.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

        We will remain an "emerging growth company" until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter;

(iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period; and (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

Implications of Being a Foreign Private Issuer

        Upon completion of this offering, we will be a "foreign private issuer" under the U.S. securities laws. As such, we are eligible to take advantage of exemptions from various information reporting requirements that are applicable to U.S. domestic issuers, including but not limited to:

  •
  the rules under the Exchange Act related to the furnishing and content of proxy statements;

  •
  the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, which apply to officers, directors and principal shareholders of U.S. domestic issuers; and

  •
  Regulation FD, which restricts the selective disclosure of material information.

        In lieu of the above requirements, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we will file reports with the Securities and Exchange Commission, or the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our common shares. Those reports, or other information, may be inspected without charge in the manner described in the "Where You Can Find More Information" section in this prospectus.

 THE OFFERING

Common shares offered by us	common shares ( shares if the underwriters' option to purchase additional shares is exercised in full)
Common shares to be outstanding after this offering	common shares ( shares if the underwriters' option to purchase additional shares is exercised in full)
Option to purchase additional shares	The underwriters have the option to purchase from us up to a maximum of additional common shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to complete our Phase 3 clinical trials of Vicinium and Proxinium, our Phase 1/2 clinical trial of VB6-845d and our Phase 1 clinical trial of VB7-756, and for general corporate and working capital purposes. See the "Use of Proceeds" section in this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors

You should read the "Risk Factors" section of, and all of the other information set forth in, this prospectus for a discussion of certain factors to consider carefully before deciding to purchase any of our common shares.

Listing	We intend to apply to list our common shares on NASDAQ under the symbol "VITA."

        The common shares to be outstanding after this offering (i) is based on 13,000,000 common shares outstanding as of June 30, 2015, (ii) assumes the issuance by us of              common shares in this offering and (iii) excludes as of that date:

  •
  722,223 common shares issuable to our president and chief executive officer pursuant to outstanding restricted stock units, or RSUs, under our Viventia Bio Inc. Amended and Restated Equity Incentive Plan, or the Equity Incentive Plan, which will vest upon the consummation of this offering;

  •
  722,222 common shares issuable to our president and chief executive officer pursuant to outstanding RSUs, under the Equity Incentive Plan, which will vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined our president and chief executive officer's performance to be satisfactory based on performance conditions not yet agreed upon;

  •
  220,000 common shares issuable upon exercise of outstanding stock options with an exercise price of $7.88 per share;

  •
  100,000 shares of restricted stock to be issued under our Equity Incentive Plan; and

  •
  185,555 common shares reserved for future issuances under our Equity Incentive Plan.

        Unless otherwise noted, the information in this prospectus assumes:

  •
  no exercise by the underwriters of their option to purchase up to             additional common shares from us;

  •
  the filing of our articles of amendment and the adoption of our bylaws immediately prior to the closing of this offering.

 SUMMARY FINANCIAL DATA

        The following table summarizes our historical financial data as of the dates indicated and for the periods then ended. We derived the following statements of operations data (except for the unaudited pro forma loss per share and pro forma share information) for the years ended December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the six months ended June 30, 2015 and 2014 and the balance sheet data as of June 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended June 30, 2015 are not indicative of results to be expected for the full year. The summary of our financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as the sections titled "Capitalization", "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. The summary financial data set forth below is not intended to replace our financial statements and the related notes thereto.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2013	2015	2014
	(in thousands, except share and per share amounts)
			(unaudited)
Statement of Operations Data:
Operating expenses:
Research and development(1)	$3,950	$3,678	$2,836	$1,861
General and administrative(1)	2,216	1,249	1,799	1,755

Total operating expense	6,166	4,927	4,635	3,616

Loss from operations	(6,166)	(4,927)	(4,635)	(3,616)
Other expense, net	339	81	286	146

Net loss	$(6,505)	$(5,008)	$(4,921)	$(3,762)

Basic and diluted net loss per share(2):	$(2.05)	$(5,008,000)	$(0.38)	$(3,762,000)

Weighted-average common shares used to compute net loss per share—basic and diluted(2):	3,169,864	1	13,000,000	1

	As of June 30, 2015
	Actual	Pro Forma as adjusted(3)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$273	$
Working (deficit) capital(4)	(783)
Total assets	1,298
Shareholder note payable	12,310
Total liabilities	14,704
Total shareholders' (deficit) equity	$(13,406)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2013	2015	2014
			(unaudited)
Research and development	$—	$—	$22	$—
General and administrative	—	—	116	731

Total stock-based compensation expense	$—	—	$138	$731
(2)
See Note 8 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate net loss per share attributable to our common shareholder, including the method used to calculate the number of shares used in the computation of the per share amount.

(3)
Gives pro forma as adjusted effect to the sale by us of            common shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease cash and cash equivalents, working (deficit) capital, total assets and total shareholders' (deficit) equity on a pro forma as adjusted basis by approximately $            assuming that the number of common shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

(4)
Working capital is calculated as current assets minus current liabilities.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in our common shares. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows and if so our future prospects would likely be materially and adversely affected. If any of such events were to happen, the trading price of our common shares could decline, and you could lose all or part of your investment. You should understand that it is not possible to predict or identify all such risks. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the forseeable future.

        We are a clinical stage biologics company with a limited operating history focused on designing, engineering and developing TPTs. Investment in the development of our TPTs is highly speculative because it entails substantial upfront capital expenditures and significant risk that our product candidates will fail to gain regulatory approval or become commercially viable. We have two product candidates, Vicinium and Proxinium, that have been evaluated in Phase 2 clinical trials in high grade NMIBC and late-stage SCCHN, respectively. However, we have not completed development or obtained regulatory approval for any of our product candidates, have not generated any revenue from product sales and have devoted substantially all of our financial resources and efforts to research and development, including pre-clinical studies and clinical trials. As a result, we are not profitable and have incurred losses in every reporting period since our formation. Our net losses for the years ended December 31, 2014 and 2013 and for the six months ended June 30, 2015 were $6.5 million, $5.0 million and $4.9 million, respectively, and we had an accumulated deficit of $31.3 million as of June 30, 2015.

        We expect to continue to incur significant research, development and other expenses and operating losses for the foreseeable future. We anticipate these expenses and losses to increase as we:

  •
  initiate our planned Phase 3 clinical trial for Vicinium and develop the Phase 3 clinical trial protocol and initiate the clinical trial for Proxinium;

  •
  continue the research and pre-clinical and clinical development of our other product candidates;

  •
  seek regulatory approvals for any product candidates that successfully complete clinical trials;

  •
  in the future, establish a sales, marketing and distribution infrastructure, whether independently or with third parties, and scale up external manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

  •
  maintain, expand and protect our intellectual property portfolio;

  •
  add equipment and physical infrastructure to support our research and development;

  •
  hire additional clinical, quality control and scientific personnel; and

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development, planned future commercialization efforts and our operation as a public company.

        We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. For instance, if we are required by the FDA, Health Canada or the EMA to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We currently have no source of product revenue and may never become profitable.

        We have not commercialized any of our products and have not generated any revenues. Our ability to generate revenue from product sales and achieve profitability will depend upon our ability to successfully gain regulatory approval and commercialize our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for our product candidates, we do not know when any of these products will generate revenue from commercial sales for us, if at all. Our ability to generate revenue from commercial sales from our product candidates, or any other future product candidates, also depends on a number of additional factors, including our ability to:

  •
  successfully complete development activities, including clinical trial design and enrollment of a sufficient number of subjects in our clinical trials and completion of the necessary clinical trials;

  •
  complete and submit biologics license applications, or BLAs, to the FDA and obtain regulatory approval for indications for which there is a commercial market;

  •
  complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities, including Health Canada and the EMA;

  •
  successfully commercialize any product candidates, if approved;

  •
  manufacture or contract to manufacture commercial quantities of our products at acceptable cost levels;

  •
  develop a commercial organization capable of manufacturing, sales, marketing and distribution for any products we decide to sell ourselves in the markets in which we choose to commercialize on our own;

  •
  find suitable partners to help us develop certain of our product candidates and market, sell and/or distribute any of our products that receive regulatory approval in other markets; and

  •
  obtain adequate pricing, coverage and reimbursement from third parties, including government and private payors.

        In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for our product candidates, we anticipate incurring significant costs associated with commercializing these products.

        Even if we are able to generate revenues from the commercial sale of our product candidates, we may not become profitable and will need to obtain additional funding to continue operations. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        Our operations to date have been limited to organizing and staffing our company, developing and securing our technology and undertaking preclinical studies and clinical trials of our product candidates. We have not yet demonstrated the ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing biologic products.

        Assuming we obtain marketing approval for any of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

We will require additional capital to fund our operations and if we fail to obtain necessary financing we may be unable to complete the development and potential commercialization of our product candidates.

        Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash in connection with our ongoing activities, particularly as we initiate our Phase 3 clinical trials for Vicinium and Proxinium, our planned Phase 1/2 clinical trial of VB6-845d, our planned Phase 1 clinical trial of VB7-756 and continue research and development activities. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The net proceeds from this offering, together with existing cash and cash equivalents and interest thereon, will not be sufficient to fund our projected operating requirements through product commercialization of any of our product candidates. We will require additional capital for the further development and potential commercialization of our product candidates and may also need to raise additional funds sooner to pursue a more accelerated development of our product candidates. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our product development or research and development programs or any future commercialization efforts.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements for the next         months. We have based this estimate on assumptions that may prove to be wrong, and we could deploy our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

  •
  the initiation, progress, timing, costs and results of pre-clinical studies and clinical trials for our product candidates or any other future product candidates;

  •
  the clinical development plans we establish for our product candidates and any other future product candidates;

  •
  our obligation to make milestone, royalty and other payments to third party licensors under our licensing agreements;

  •
  the number and characteristics of product candidates that we discover or in-license and develop;

  •
  the outcome, timing and cost of regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities, including Health Canada, to require that we perform more studies than those that we currently expect;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

  •
  the effect of competing technological and market developments;

  •
  the costs and timing of the implementation of commercial-scale manufacturing activities;

  •
  the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

  •
  the revenue, if any, received from commercial sales of any product candidates for which we receive regulatory approval.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or our product candidates.

        Until we can generate substantial revenue from commercial sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our development or commercialization efforts or grant rights to develop and market our technologies that we would otherwise prefer to develop and market ourselves.

There is substantial doubt relating to our ability to continue as a going concern as determined by management and as reflected in the report of our independent auditor. We will need to raise substantial additional capital to fund our operations.

        We had cash and cash equivalents of $205,000 and $273,000 as of December 31, 2014 and June 30, 2015, respectively. In addition, we had $8.6 million and $12.3 million of outstanding debt as of December 31, 2014 and June 30, 2015, respectively, and such debt will become due in February 2018. We will be required to raise additional cash resources in the near future in order to fund future operations. If adequate capital cannot be obtained on satisfactory terms, we may be required to terminate or delay the development of our product candidates, which could cause our business to fail. These matters create substantial doubt relating to our ability to continue as a going concern.

        Our consolidated financial statements were prepared under the assumption that we will continue as a going concern for the next 12 months. Our independent registered public accounting firm has issued a going concern paragraph in their audit report which expresses substantial doubt about our ability to continue as a going concern. We believe that our ongoing and planned financing endeavors, including this offering, will provide adequate financial resources to continue as a going concern for at least the next 12 months.

Risks Related to Our Business and Industry

We are dependent on our lead product candidates, Vicinium and Proxinium. If we are unable to obtain marketing approval for or successfully commercialize either of these lead products, either alone or through a collaboration, or experience significant delays in doing so, our business could be materially harmed.

        We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Vicinium for the treatment of patients with NMIBC and of Proxinium for the treatment of patients with SCCHN. Our prospects are substantially dependent on our ability to obtain marketing approval for and successfully commercialize Vicinium and Proxinium. The success of these two lead product candidates will depend, among other things, on our ability to design and successfully complete clinical trials for each product candidate. The clinical trial process is uncertain, and failure of one or more clinical trials can occur at any stage of testing. For example, in 2009, we put our development of Vicinium on hold due to the uncertainty of the standard of care for bladder cancer, and in 2008, we terminated our Phase 3 clinical trial of Proxinium due to enrollment and retention reasons that we believe were specific to emerging markets. While we plan to move both of these programs forward in 2015, and believe that we will not have enrollment and retention problems with our planned Phase 3 clinical trial for Proxinium in the United States and Canada, the general clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome.

        In addition to the successful completion of clinical trials, the success of Vicinium and Proxinium will also depend on several other factors, including the following:

  •
  receipt of marketing approvals from the FDA, Health Canada or comparable foreign regulatory authorities;

  •
  performance of our future collaborators, if any;

  •
  extent of any required post-marketing approval commitments to applicable regulatory authorities;

  •
  obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

  •
  protection of our rights in our intellectual property portfolio;

  •
  launch of commercial sales, if and when marking approval is received;

  •
  demonstration of an acceptable safety profile prior to and following any marketing approval;

  •
  marketplace acceptance, if and when approved, by patients, the medical community and third party payors;

  •
  establishing and maintaining pricing sufficient to realize a meaningful return on our investment; and

  •
  competition with other therapies.

        If we are unable to develop, receive marketing approval for, or successfully commercialize Vicinium or Proxinium, or experience delays as a result of any of these factors or otherwise, our business could be materially harmed.

Our product candidates may not succeed in later clinical trials or receive regulatory approval.

        There is no assurance that our planned clinical trials will generate adequate data to demonstrate that our product candidates are safe and effective. Even if early-stage clinical trials suggest that our product candidates may be safe and effective for their intended uses, if later-stage clinical trials do not produce favorable results or if the design of those clinical trials is not deemed adequate by the regulatory agency from which we seek approval, our ability to achieve regulatory approval for our product candidates may be adversely impacted. With regard to Proxinium, we are currently designing our Phase 3 clinical trial. We have not had formal discussions with the FDA relating to Proxinium since completing our Phase 2 clinical trial in 2007, but we intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend this to be an of an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN. While we are designing the study to support BLA approval, we do not know whether the FDA will find our clinical trial design to be adequate, and we may be delayed in beginning our Phase 3 clinical trial of Proxinium until we obtain the FDA's agreement with respect to an acceptable Phase 3 clinical trial design. Even if the FDA agrees with our Phase 3 study design, we do not know whether Proxinium, Vicinium or any of our other product candidates will demonstrate adequate efficacy and safety to result in regulatory approval. Foreign regulatory agencies may also not approve our product candidates based on clinical trials that were designed to be consistent with the FDA's feedback.

        In addition, our completed and partially completed clinical trials involved small patient populations. Because of the small sample size, the results of these clinical trials may not be indicative of future results in a larger and more diverse patient population. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure could cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of a BLA with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to not be effective treatments or may cause side effects that prevented further development of the compound. The therapeutic efficacy of our product candidates is unproven in humans, and we may not be able to successfully develop and commercialize our product candidates.

        Our product candidates are novel and their potential benefit is unproven. Our ability to generate revenues from our product candidates, which we do not expect will occur in the short term, if ever, will depend heavily on the successful development, approval and commercialization, if achieved. For example, our product candidates may not prove to be effective treatments for the cancer targets they are being designed to act against and may not demonstrate in clinical trial subjects any or all of the pharmacological data points that may have been demonstrated in pre-clinical studies and clinical trials. Our product candidates may interact with human biological systems in unforeseen, ineffective or harmful ways. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to not be effective treatments or may cause side effects that prevented further development of the compound. As a result of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop, enter into or maintain third party licensing or collaboration transactions with respect to, or successfully commercialize our product candidates, in which case we will not achieve profitability and the value of our common shares may decline.

Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome.

        Clinical testing is expensive, can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and early clinical trials.

        We may experience delays in our ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. We have previously experienced difficulties with clinical trial enrollment and retention and we may experience difficulties in subject enrollment in our clinical trials in the future. Additionally, there can be no assurance that the FDA or comparable foreign regulatory authorities will not put our ongoing or future clinical trials on clinical hold or that any similar regulatory authority will not implement a similar restriction. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

  •
  delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

  •
  delay or failure in obtaining authorization to commence a clinical trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

  •
  delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

  •
  delay or failure in obtaining institutional review board approval or the approval of other reviewing entities, including comparable foreign regulatory authorities such as Health Canada, to conduct a clinical trial at each site;

  •
  withdrawal of clinical trial sites from our clinical trials for any reason;

  •
  delay or failure in recruiting and enrolling suitable subjects to participate in a clinical trial;

  •
  delay or failure in subjects completing a clinical trial or returning for post-treatment follow-up;

  •
  clinical sites and investigators deviating from clinical trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a clinical trial;

  •
  inability to identify and maintain a sufficient number of clinical trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for competing product candidates with the same indication;

  •
  failure of our third-party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

  •
  delay or failure to add new clinical trial sites;

  •
  ambiguous or negative interim results or results that are inconsistent with earlier results;

  •
  feedback from the FDA, data safety monitoring boards, or DSMBs, or a comparable foreign regulatory authority, including Health Canada, or results from earlier stage or concurrent pre-clinical studies and clinical trials, that might require modification to the protocol for the clinical trial or performance of additional studies before the clinical trials may continue;

  •
  decision by the FDA, a comparable foreign regulatory authority, including Health Canada, or us, or recommendation by a DSMB to suspend or terminate clinical trials at any time for safety issues or for any other reason;

  •
  unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects or adverse events;

  •
  failure of a product candidate to demonstrate any benefit;

  •
  difficulties in manufacturing sufficient quantities of a product candidate for use in clinical trials;

  •
  lack of adequate funding to continue a clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials or increased expenses associated with the services of our CROs and other third parties; or

  •
  changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

        We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their activities, we have limited influence over their actual performance. Any delays in completing our clinical trials will increase our costs, slow down our development and regulatory submission process for our product candidates and jeopardize our ability to obtain regulatory approval, commence commercial sales and generate revenues, if our product candidates are ultimately approved.

        Further, conducting clinical trials in foreign countries, as we have done historically for Vicinium and Proxinium and may decide to do in the future, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we encounter difficulties enrolling or retaining subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

        The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of subjects who remain in the clinical trial until its conclusion. We have previously experienced difficulties with clinical trial enrollment and retention, which led to the early termination of our Phase 3 trial of Proxinium in 2007, and we may experience difficulties in subject enrollment in our clinical trials in the future for a variety of reasons. The enrollment of subjects depends on many factors, including:

  •
  the subject eligibility criteria defined in the protocol;

  •
  the size of the subject population required for analysis of the clinical trial's primary endpoints;

  •
  the proximity of subjects to clinical trial sites;

  •
  the design of the clinical trial;

  •
  our ability to recruit clinical trial investigators with the appropriate competencies and experience;

  •
  clinicians' and subjects' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that are being investigated or that have been approved for the indications we are investigating;

  •
  our ability to obtain and maintain subject adherence to clinical trial protocols; and

  •
  the risk that subjects enrolled in clinical trials will drop out of the clinical trials before completion.

        Further, our ability to successfully initiate, enroll and complete a clinical trial in any foreign country, should we decide to do so, is subject to numerous risks unique to conducting business in foreign countries, including:

  •
  difficulty in establishing or managing relationships with CROs and physicians;

  •
  different standards for the conduct of clinical trials;

  •
  absence in some countries of established groups with sufficient regulatory expertise for review of the protocols associated with our product candidates;

  •
  our inability to locate qualified local consultants, physicians and partners; and

  •
  the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatments.

        In addition, our clinical trials will compete with other clinical trials for other product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of subjects available to us, because some subjects who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of subjects who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential subjects and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll subjects in any of our future clinical trials.

We will need to obtain FDA approval of any proposed names for our product candidates, and any failure or delay associated with such naming approval may adversely impact our business.

        We have not yet submitted our proposed proprietary names, Vicinium and Proxinium, to the FDA or any foreign regulatory authority, including Health Canada, for provisional approval. Any proprietary name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA reviews any proposed product name, including an evaluation of potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims or contributes to an overstatement of efficacy. If the FDA objects to any proposed proprietary product name, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may apply for and could possibly obtain provisional approval of our proprietary names by the FDA prior to submission of our BLAs. However, this approval is conditional upon a further and final review by the FDA at the time of BLA review.

Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics for our product candidates could impede development and commercialization.

        We have developed a companion diagnostic for use with Proxinium. The FDA and comparable foreign regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving Proxinium. Companion diagnostics developed in conjunction with clinical programs for the associated products are subject to regulation by the FDA and comparable foreign regulatory authorities, including Health Canada, as medical devices, and require separate approval prior to their commercialization. Each regulatory body that approves a product will independently need to approve the companion diagnostic before or concurrently with its approval of the product candidate, and before a product can be commercialized. During a Type C meeting with the FDA in 2007, the FDA noted that approval of a companion diagnostic for EpCAM expression would need to coincide with Proxinium approval. We intend to clarify whether the FDA still believes that a companion diagnostic is necessary to receive approval. The FDA may still require that a companion diagnostic for EpCAM expression be approved before or at the time of Proxinium approval. We and any potential future third-party collaborators may encounter difficulties in developing and obtaining approval for any companion diagnostic. Any delay or failure by us or our future third-party collaborators to develop or obtain regulatory approval for a companion diagnostic could delay or prevent approval of Proxinium. We could also incur additional expense if the FDA or comparable regulatory authorities determine that further studies are required before our companion diagnostic may be approved. Even if approved, we may experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners for production, all of which may prevent us from commercializing our product candidates on a timely or profitable basis, if at all. Additionally, we or our collaborators may encounter production difficulties that could constrain the supply of the companion diagnostics, affect the ease of use, affect the price or have difficulties gaining acceptance of the use of the companion diagnostics in the clinical community. If the companion diagnostic for use with Proxinium fails to gain market acceptance, our ability to derive revenues from sales of Proxinium, if approved, could be harmed.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, third-party payors and the medical community.

        Even if we obtain regulatory approval for our product candidates, our product candidates may not gain market acceptance among physicians patients, third-party payors or the medical community. The product candidates that we are developing are based on our TPT platform, which is a new technology and therapeutic approach. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a product or treatment based on our TPT platform and technologies, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us any future collaborators. Market acceptance of our product candidates, if we receive approval, depends on a number of factors, including the:

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  the perceived efficacy and safety of our product candidates, if they are approved;

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  clinical indications for which our product candidates are approved;

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  availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments;

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  acceptance by physicians, major operators of cancer clinics and patients of our product candidates as safe and effective treatments;

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  the success of our physician education programs;

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  potential and perceived advantages of our product candidates over alternative treatments;

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  safety of our product candidates seen in a broader patient group, including its use outside the approved indications should physicians choose to prescribe for such uses;

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  prevalence and severity of any side effects;

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  product labeling or patient information requirements imposed by the FDA or other foreign regulatory authorities, including Health Canada;

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  timing of market introduction of our product candidates as well as competitive products;

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  the pricing of our treatments, particularly in relation to alternative treatments;

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  availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

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  relative convenience and ease of administration; and

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  effectiveness of our sales and marketing efforts.

        Moreover, if our product candidates are approved but fail to achieve market acceptance among physicians, patients, third-party payors or the medical community, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

The market opportunities for our product candidates may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

        Cancer therapies are sometimes characterized as first-line, second-line or third-line. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to seek approval of Vicinium for the treatment of high-grade NMIBC and approval for Proxinium for the treatment of late-stage SCCHN. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially earlier in the treatment paradigm, but there is no guarantee that our product candidates, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we will have to conduct additional clinical trials.

        Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers who have previously failed prior treatments, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we receive regulatory approval for our product candidates and obtain significant market share, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including the use of the products as first- or second-line therapy.

Orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.

        Regulatory authorities in some jurisdictions, including the United States and European Union, may designate drugs and biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is generally defined as one affecting a patient population of fewer than 200,000 individuals in the United States. The first BLA applicant with an orphan drug designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication.

        Even though we have obtained orphan drug designation for Proxinium to treat SCCHN, and even if we obtain orphan drug designation for our product candidates in other indications or for our future product candidates, the exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Moreover, a drug product with an active moiety that is different from that in our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA's regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our product candidates in ways that are difficult to predict.

Our commercial success could depend upon the continued marketing of a regulatory approved product, or the approval of a product candidate, that is administered with our product candidates.

        Some of our future clinical trials may involve marketed products or product candidates being developed by other pharmaceutical companies and some of the indications for which we are developing our product candidates may involve their use in combination with these other marketed products and product candidates. These marketed products or product candidates may be administered in a clinical trial in combination with one or more of our product candidates. In the event that any of these pharmaceutical companies have unforeseen issues that negatively impact their clinical development or marketing approval for their products or product candidates or otherwise negatively affect their ability to continue to clinically develop or market their products or product candidates, our ability to complete our applicable clinical trials and/or evaluate clinical results and, ultimately, our ability to receive regulatory approval for our product candidates for the indications we are pursuing may also be negatively impacted. As a result, this could adversely affect our ability to file for, gain or maintain regulatory approvals on a timely basis, if at all.

Our product candidates may cause undesirable side effects, serious adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any marketing approval.

        Undesirable side effects or serious adverse events caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt respective clinical trials and could result in a restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities, including Health Canada. For example, even though each of our product candidates that have been administered to humans in earlier-stage clinical trials have generally been well-tolerated by subjects, in some cases there were side effects and serious adverse events, some of which were severe.

  High-grade NMIBC (Vicinium)

        There were no Grade 4 or Grade 5 serious adverse events that were considered by the clinical investigator to be related to Vicinium. However, there was one Grade 5 serious adverse event, or death, which was determined by the clinical investigator to be unrelated to Vicinium. The most common treatment-related Grade 3 serious adverse events were an abnormally frequent passage of small amounts of urine, blood in the urine and painful urination, the majority of which were considered to be mild or moderate in severity. No subjects discontinued treatment due to a Vicinium-related adverse event during the Phase 1 and Phase 2 clinical trials.

  SCCHN (Proxinium)

        There were no Grade 5 serious adverse events that were considered by the clinical investigator to be related to Proxinium. The Grade 3 and Grade 4 serious adverse events that were reported in the clinical trials of Proxinium and were considered to be possibly, probably or definitely related to treatment consisted of abnormal tumor growth, anorexia, cancer pain, decrease in red blood cells, difficulty swallowing, elevated calcium levels, facial pain, fatigue, high blood sugar, influenza-like illness, injection site pain, liver function abnormalities, low albumin level, low sodium concentration, nausea, rash, swelling, tumor hemorrhage and tumor necrosis.

        Seven subjects died during the clinical trials of Proxinium, but none of the deaths were deemed to be related to Proxinium. Eleven subjects discontinued treatment due to liver function test abnormalities; however, the serum levels were transient and they eventually returned to baseline without any evidence of liver damage. Four subjects withdrew from the clinical trials. Three of the four subjects withdrew at their request and one of the four subjects withdrew at the request, of the investigator.

  Multiple types of EpCAM-positive solid tumors (VB6-845d)

        There were no Grade 5 serious adverse events that were considered by the clinical investigator to be related to VB6-845, which is the prior version of VB6-845d. The Grade 3 and Grade 4 serious adverse events that were considered to be possibly, probably or definitely related to treatment consisted of an infusion related reaction and an infusion site reaction.

        As a result of these side effects and serious adverse events or further safety or toxicity issues that we may experience in our clinical trials in the future, we may not receive regulatory approval for any of our product candidates, which could prevent us from ever generating revenues or achieving profitability. Results of our clinical trials could reveal an unacceptably high severity and prevalence of side effects or serious adverse events. In such an event, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities, including Health Canada, could order us to cease further development or deny approval of any of our product candidates for any or all targeted indications. The clinical trial drug-related side effects or serious adverse events could affect clinical trial subject recruitment or the ability of enrolled subjects to complete the clinical trial or result in potential product liability claims.

        Additionally, if our product candidates receive marketing approval, and we or others later identify undesirable side effects or serious adverse events caused by our product candidates, a number of potentially significant negative consequences could result, including:

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  we may be forced to suspend marketing of our product candidates;

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  regulatory authorities may withdraw their approvals of our product candidates;

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  regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of our product candidates;

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  we may be required to conduct post-marketing studies;

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  we could be sued and held liable for harm caused to subjects or patients; and

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  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, if approved.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

        Even if we obtain regulatory approval for our product candidates, we would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities, including Health Canada, governing, among other things, the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The respective safety and efficacy profiles of our product candidates will continue to be closely monitored by the FDA and comparable foreign regulatory authorities, including Health Canada, if they are approved. If new safety information becomes available after approval of our product candidates, the FDA may require labeling changes or establishment of a Risk Evaluation and Mitigation Strategy, or REMS, and the FDA or comparable foreign regulatory authorities, including Health Canada, may require a similar strategy, impose significant restrictions on our product candidates' indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, and other regulations. If we or a regulatory agency discover problems with our manufacturing facility, a regulatory agency may impose restrictions on that product or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we fail to comply with applicable regulatory requirements, the FDA or comparable foreign regulatory agencies, including Health Canada, may:

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  issue warning letters or untitled letters;

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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

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  require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials for new indications or product candidates;

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  refuse to approve pending applications or supplements to applications filed by us;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall.

        The occurrence of any event or penalty described above may inhibit or preclude our ability to commercialize our product candidates and generate revenue.

        Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by, among others, the FDA, the Department of Justice, or the DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, and state attorneys general. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or other government agencies. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States may be similarly scrutinized by comparable foreign regulatory authorities, including Health Canada.

        In the United States, engaging in impermissible promotion of approved products for off-label uses can also subject a company to false claims litigation under federal and state statutes, and other litigation and/or investigation, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which we promote or distribute our drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. These False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This increasing focus and scrutiny has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and/or investigation and, if we are not successful in defending against such actions, those actions could compromise our ability to become profitable.

Failure to obtain regulatory approval in international jurisdictions would prevent our product candidates from being marketed abroad.

        In order to market and sell our products in Canada, the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in Canada, the European Union or another jurisdiction, the commercial prospects of our product candidates may be significantly diminished and our business prospects could decline.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new drug products is highly competitive. We face competition with respect to our product candidates and will face competition with respect to any other product candidates that we may seek to develop or commercialize in the future, from both large and small pharmaceutical, biopharmaceutical and biotechnology companies, academic institutions and other research organizations; specifically with companies, institutions and organizations that are actively researching and developing products that attach proprietary cell-killing payloads to antibodies for targeted delivery to cancer cells. There are a number of large pharmaceutical, biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the respective disease indications for which we are developing our product candidates. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are currently developing, and may try to develop, product candidates. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical and antibody fragment and immuno-oncology therapeutics fields. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches. We are aware of several companies that are developing cancer immunotherapies and ADCs, and we are also aware of several companies developing product candidates that target the same cancer pathways that we are targeting or that are testing product candidates in the same cancer indications that we are testing. For example, there are several companies who have programs that attach proprietary cell-killing payloads to antibodies for targeted delivery to cancer cells.

        In addition to competition from alternative treatments, we may also face competition from products that are biosimilar to, and possibly interchangeable with, our product candidates. Biosimilar products are expected to become available over the coming years. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive biosimilar products, and insurers or other third party payors may encourage or even require the use of lower priced biosimilar products. In addition, we may face significant competition upon expiration of our intellectual property protection. See "Business—Government regulation—Biosimilars and market exclusivity" in this prospectus for a more detailed description of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, a statutory pathway that was recently created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act of 1944, or the Public Health Service Act.

        More established companies may have a competitive advantage over us due to their greater size, cash flow and institutional experience. Compared to us, many of our competitors may have significantly greater financial, technical and human resources. As a result of these factors, our competitors may obtain regulatory approval of their product candidates before we are able to, which may limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are safer, more effective, more widely used and cheaper than ours, and may also be more successful than us in manufacturing and marketing their products. These appreciable advantages could render our product candidates obsolete or non-competitive before we can recover the expenses of development and commercialization.

Legislation, including healthcare reform initiatives that introduce potentially unfavorable pricing regulations, may increase the difficulty and cost for us to obtain approval, commercialize our product candidates, and receive favorable pricing.

        The regulations that govern, among other things, marketing approvals, coverage, pricing and reimbursement for new drug products vary widely. In the United States, for example, and other foreign jurisdictions, a number of legislative, regulatory, and healthcare system changes exist and have been proposed that could prevent or delay marketing approval of our product candidates, restrict post-approval activities, and affect our ability to commercialize our product candidates.

        In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, established the Medicare Part D program and authorized limiting the number of covered drugs in any therapeutic class. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we may receive for any of our product candidates, if approved. The Centers for Medicare and Medicaid Services, the agency that runs the Medicare program, also may revise reimbursement and implement coverage restrictions. Cost reduction initiatives and changes in coverage could decrease utilization of and reimbursement for any approved products, which would then affect the price we can receive. Private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement from federal legislation or regulation may lead to similar reductions in private payor reimbursement.

        The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, among other things, imposes a significant annual fee on manufacturers or importers of branded prescription drug products. It also contains substantial new provisions to broaden access to health insurance, limit healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for healthcare and health insurance industries, and impose additional policy reforms, which could negatively impact our business. A significant number of provisions are not yet, or have only recently become effective, but the Affordable Care Act is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

        Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011 created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation's automatic reduction to several government programs. This included aggregate reductions to Medicare payments to healthcare providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, the American Taxpayer Relief Act of 2012 further reduced Medicare payments to healthcare providers and increased the statute of limitations period for the government to recover overpayments to healthcare providers from three to five years. If we obtain approval and commercialize our product candidates, these laws may reduce Medicare and other healthcare funding, which could have a material adverse effect on our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Additional legislative changes, FDA regulations, guidance or interpretations could be adopted, which may impact the marketing approvals and reimbursement of our product candidates.

        In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and payors increasingly attempt to limit the price of medical products and services, particularly for new and innovative products, which has reduced selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect future sales and operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

        Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to governmental control following approval. As a result, we might obtain marketing approval for our product candidates in a particular country, but then be subject to price regulations that delay commercial launch possibly for lengthy time periods, which could negatively impact potential revenues from product sales in that country.

Even if we are able to commercialize our product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

        Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which coverage and adequate reimbursement for our product candidates and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical drugs. Third-party payors may also seek additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations before covering our product candidates for those patients. We cannot be sure that coverage and adequate reimbursement will be available for our product candidates and, if coverage and reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, our product candidates, if we obtain marketing approval. If reimbursement is not available or reimbursement is available only at limited levels, we may not be able to successfully commercialize our product candidates, if we obtain marketing approval.

        There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities, including Health Canada. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government health care programs, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our operations (including our marketing, promotion, educational programs, pricing, and relationships with healthcare providers or other entities, among other things) and expose us to areas of risk include the following:

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  the U.S. federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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  the U.S. federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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  HIPAA, and the rules and regulations promulgated thereunder, establish federal standards for maintaining the privacy and security of certain patient health information known as Protected Health Information, or PHI. As amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, HIPAA establishes federal standards for administrative, technical and physical safeguards relevant to the electronic transmission of PHI and imposes notification obligations in the event of a breach of the privacy or security of PHI. In addition to adhering to the requirements of HIPAA, entities considered "covered entities" under HIPAA (such as health plans, health care clearinghouses, and certain health care providers) are required to obtain assurances in the form of a written contract from certain business associates to which they transmit PHI (or who create, receive, transmit or maintain PHI on the covered entity's behalf) to ensure that the privacy and security of such information is maintained in accordance with HIPAA requirements. HITECH made changes to HIPAA including extending the reach of HIPAA beyond HIPAA covered entities to business associates, increased the maximum civil monetary penalties for violations of HIPAA, and granted enforcement authority to state attorneys general. Failure to comply with HIPAA/HITECH can result in civil and criminal liability, including civil monetary penalties, fines and imprisonment;

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  the U.S. federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, certain other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and certain other healthcare providers and their immediate family members and applicable group purchasing organizations; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state and foreign laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that our business arrangements with third parties are compliant with applicable healthcare laws and regulations will involve the expenditure of appropriate, and possibly significant, resources. Nonetheless, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

        The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the Foreign Corrupt Practices Act, or FCPA, can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

If the proposed framework published by the American Society of Clinical Oncology, or ASCO, to assess the value of cancer treatment options is adopted and utilized by payors and physicians and we were to receive low ratings, it could adversely affect the price and reimbursement of our products, if approved, reduce prescriptions and harm our business.

        On June 22, 2015, ASCO published a proposed framework to assess the value of cancer treatment options. The framework was developed in response to concern that new, expensive cancer treatments may not be supported by adequate medical evidence. The purpose of the framework is to provide a standardized quantification of cancer treatments and assist oncologists and patients in deciding between new cancer treatments and the standard of care. The framework takes into account a medication's (1) efficacy, (2) safety and (3) cost, to derive an overall treatment value.

        This framework is described by ASCO as an initial approach that is not yet suitable for use by doctors and patients. While we believe that the safety and efficacy profiles of our product candidates are potentially better than that of the standard of care and, if approved, we intend to price our products competitively, we do not know how the data will be assessed by ASCO. It is also unknown whether the framework will change and whether any changes could adversely affect the assessment of any of our product candidates. If this framework were adopted and utilized by payors and physicians, and if our product candidates were to receive low ratings, this could adversely affect the price and reimbursement of our products, if approved, reduce prescriptions and harm our business.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

        We do not currently have an organization structured for the sale, marketing and distribution of biologics, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, including Health Canada, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, we may be unable to compete successfully against these more established companies.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

        We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, including Health Canada, provide accurate information to the FDA or comparable foreign regulatory authorities, including Health Canada, comply with manufacturing standards we have established, comply with U.S. federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, including Health Canada, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We will adopt a code of conduct for our directors, officers and employees, or the Code of Conduct, which will be effective as of the consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our product candidates that we may develop.

        We face an inherent risk of product liability exposure related to the testing of our product candidates by us or our investigators in human clinical trials and will face an even greater risk if we commercially sell our product candidates or any products that we may develop and obtain regulatory approval. Product liability claims may be brought against us by study subjects enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling our product candidates. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

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  decreased demand for any products that we may develop and obtain approval;

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  termination of clinical trial sites or entire trial programs;

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  injury to our reputation and significant negative media attention;

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  withdrawal of clinical trial subjects;

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  significant costs to defend the related litigation;

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  substantial monetary awards to clinical trial subjects or patients;

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  loss of revenue;

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  diversion of management and scientific resources from our business operations;

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  the inability to successfully commercialize any product candidates that we may develop and obtain approval; and

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  increased scrutiny and potential investigation by, among others, the FDA, the DOJ, HHS, state attorneys general, members of the United States Congress and the public.

        We currently have $10 million in product liability insurance coverage in the aggregate, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. We intend to expand our product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates, but we may be unable to obtain commercially reasonable product liability insurance for our product candidates, if approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

        As of September 15, 2015, we had 25 full-time employees and one part-time employee, four of whom are term specific employees, six hold Ph.D. degrees and one is a medical doctor. As our development and commercialization plans and strategies develop, or as a result of any future acquisitions, we will need additional managerial, operational, sales, marketing, financial and other resources. Our management, personnel and systems that are currently in place may not be adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

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  managing our clinical trials effectively;

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  identifying, recruiting, maintaining, motivating and integrating additional employees;

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  managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

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  improving our managerial, development, operational and finance systems; and

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  expanding our facilities.

        As our operations expand, we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates, if approved, and to compete effectively will depend, in part, on our ability to effectively manage any future growth. To that end, we must be able to effectively manage our development efforts and clinical trials and hire, train and integrate additional management, administrative and sales and marketing personnel. Our failure to accomplish any of these tasks could prevent us from successfully growing our company.

If we are unable to attract and retain highly qualified employees, we may not be able to grow effectively.

        Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of any member of our senior management team or the inability to hire or retain experienced management personnel could compromise our ability to execute our business plan and harm our operating results.

        Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical, biopharmaceutical and biotechnology fields is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies, that could harm our operating results, dilute our shareholders' ownership, increase our debt or cause us to incur significant expense.

        As part of our business strategy, we may pursue acquisitions of assets, including pre-clinical, clinical or commercial stage products or product candidates, or businesses, or strategic alliances and collaborations, to expand our existing technologies and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have no experience with acquiring other companies, products or product candidates, and limited experience with forming strategic alliances and collaborations. The competition for collaborators is intense, and the negotiation process is time-consuming and complex, so we may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

        Although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

        To finance any acquisitions or collaborations, we may choose to issue equity or debt as consideration. Any issuance of common shares would dilute the ownership of our shareholders. If the price of our common shares is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our common shares as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

We may not successfully engage in strategic transactions, including any collaborations we seek, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expense and present significant distractions to our management.

        From time to time, we may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases and out- or in-licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into collaborations, including with major biotechnology or biopharmaceutical companies. The competition for collaborators is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management's time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

        Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Our business and operations would suffer in the event of computer system failures.

        Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. In addition, our systems safeguard important confidential personal data regarding our subjects. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

        Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

        In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

        Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. The ultimate impact on us and our general infrastructure of being in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a fire or other natural disaster.

We conduct certain elements of our business internationally, and the decisions of sovereign governments could have a material adverse effect on our business, financial condition and results of operations.

        We are a Canadian company and conduct business internationally. We have conducted clinical trials in Russia, Brazil and Canada. We intend to, and may conduct clinical trials in other jurisdictions, including the United States. Sovereign governments, including Canada, may establish laws or regulations that will be deleterious to our interests or that will affect our ability, to obtain access to regulatory agencies in Russia, Brazil, Canada, and/or other jurisdictions. Governments have also, from time to time, established foreign exchange controls which could have a material adverse effect on our business, financial condition and results of operations. To date, neither our operations nor our financial condition have been materially impacted due to laws or regulations of sovereign governments.

Risks Related To Our Dependence On Third Parties

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

        We rely on domestic and international third-party CROs to monitor and manage data for our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our pre-clinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our pre-clinical studies in accordance with Good Laboratory Practices, or GLP, and the Animal Welfare Act requirements. We and our CROs are required to comply with U.S. federal regulations and current Good Clinical Practices, or GCP, which are international standards meant to protect the rights and health of subjects that are enforced by the FDA, Health Canada, the Competent

Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities, including Health Canada, may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat pre-clinical studies and clinical trials, which would delay the regulatory approval process.

        Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, non-clinical and pre-clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our pre-clinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

        Because we have relied and will continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we lose our relationships with CROs, our product development efforts could be delayed.

        We rely on domestic and international third-party vendors and CROs for pre-clinical studies and clinical trials related to our product development efforts. Switching or adding additional CROs would involve additional cost and requires management time and focus. Our CROs generally have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements and/or research projects with us pursuant to such agreements if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination in accordance with the reasonable opinion of the relevant CRO, if we make a general assignment for the benefit of our creditors or if we are liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms.

Our experience manufacturing our product candidates is limited to our pre-clinical studies and clinical trials. We have no experience manufacturing our product candidates on a commercial scale. We are dependent on third parties for our supply chain, and if we experience problems with any such third parties, the manufacturing of our product candidates could be delayed.

        We maintain an approximately 31,400 square foot manufacturing, laboratory, warehouse and office facility in Winnipeg, Manitoba, Canada. We have three 15 liter fermentors, one 150 liter fermentor, one 500 liter fermentor and one 1,500 liter fermentor. Our classified fermentation suite and post-production processing capabilities are currently dedicated to producing our pre-clinical study and clinical trial batches.

        Our manufacturing facility has been audited by a third party for compliance with cGMP. The most recent audits were in March 2009 and January 2014. Collectively, these facility audits did not identify any major impediments to the cGMP manufacturing of product candidates up to and including Phase 3 production. Manufacturing of drugs and product candidates, including Vicinium, Proxinium, VB6-845d and VB7-756, must comply with FDA cGMP standards and other regulations. Methods of manufacture as well as validation of manufacturing procedures and quality control systems are reviewed by regulatory authorities, such as the FDA and Heath Canada, to determine their effect on the quality, purity and potency of product candidates. All such manufacturing procedures, validation programs and quality assessment activities must be properly documented in accordance with regulatory requirements. Both the FDA and Health Canada conduct inspections to determine compliance with cGMP to ensure that product candidates used in human testing are adequately characterized in terms of identity, potency and purity. cGMP standards become more stringent as the stage of human testing increases, and material used in pivotal Phase 3 clinical trials is generally required to comport with standards expected of marketed drugs.

        Our manufacturing facility is intended to produce multiple product candidates per year, and we believe it will produce sufficient quantities of our product candidates to meet our currently anticipated pre-clinical study and clinical trial needs. In the event we obtain approval from the FDA to market any of our product candidates, we will likely need to outsource our commercial scale manufacturing to contract manufacturing organizations, or CMOs. We do not have experience in manufacturing products at commercial scale. Additionally, the facilities used by any CMO to manufacture any of our product candidates must be the subject of a satisfactory inspection before the FDA and other applicable regulatory authorities to approve a BLA or marketing authorization for each of our product candidates manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA's and comparable foreign regulatory authorities', including Health Canada's, requirements for the manufacture of our finished products.

        Any significant disruption in our supplier relationships could harm our business. Any significant delay in the supply of a product candidate or its key materials for an ongoing pre-clinical study or clinical trial could considerably delay completion of such pre-clinical study or clinical trial, product testing and potential regulatory approval of a product candidate. If our manufacturers or we are unable to purchase these key materials after regulatory approval has been obtained for a product candidate, the commercial launch of such product candidate would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such product candidate.

        In the event that manufacturing process changes are necessary for the further development of a product candidate, we may not be able to reach agreement with regulatory agencies on the criteria for demonstrating comparability to the original product, which would require us to repeat clinical trials performed with the original product. This could result in lengthy delays in implementing the new process or site and substantial lost sales as a result of our inability to meet commercial demand. If we reach agreement with regulatory agencies on the criteria for establishing comparability, we may not be able to meet these criteria or may suffer lengthy delays in meeting these criteria. This may result in significant lost sales due to inability to meet commercial demand with the original product.

Furthermore, studies to demonstrate comparability, or any other studies on the new process or site such as validation studies, may uncover findings that result in regulatory agencies delaying or refusing to approve the new process or site.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components of our TPT platform could result in delays in our clinical development or marketing schedules.

        Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce our product candidates on schedule and could therefore could halt or delay our clinical development programs.

        Some of the raw materials required in our manufacturing process are derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of our product candidates could halt or delay our clinical development programs or disrupt the commercial manufacturing of our product candidates, which could materially and adversely affect our business.

We may elect to enter into licensing or collaboration agreements with third parties to develop, obtain regulatory approval for and commercialize our product candidates. Our dependence on such relationships may adversely affect our business.

        Because we have limited resources, we may seek to enter into collaboration agreements with other pharmaceutical, biopharmaceutical or biotechnology companies. Any failure by our partners to perform their obligations or any decision by our partners to terminate these agreements could negatively impact our ability to successfully develop, obtain regulatory approvals for and commercialize our product candidates. In the event we grant exclusive rights to such partners, we would be precluded from potential commercialization of our product candidates within the territories in which we have a partner. In addition, any termination of our collaboration agreements will terminate the funding we may receive under the relevant collaboration agreement and may impair our ability to fund further development efforts and our progress in our development programs.

        Our commercialization strategy for our product candidates may depend on our ability to enter into agreements with collaborators to obtain assistance and funding for the development and potential commercialization of our product candidates in the territories in which we seek to partner. Despite our efforts, we may be unable to secure additional collaborative licensing or other arrangements that are necessary for us to further develop and commercialize our product candidates. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. Even if we are successful in entering into one or more collaboration agreements, collaborations may involve greater uncertainty for us, as we have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs. We may determine that continuing a collaboration under the terms provided is not in our best interest, and we may terminate the collaboration. Our potential future collaborators could delay or terminate their agreements, and as a result our product candidates may never be successfully commercialized.

        Further, our potential future collaborators may develop alternative products or pursue alternative technologies either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our product candidates receive less attention or resources than we would like, or they may be terminated altogether. We may also enter into agreements with collaborators to share in the burden of conducting clinical trials, manufacturing and marketing our product candidates. Any such actions by our potential future collaborators may adversely affect our business prospects and ability to earn revenues. In addition, we could have disputes with our potential future collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of our product candidates or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our technology and product candidates, or if our intellectual property rights are inadequate for our technology and product candidates, we may not be able to obtain exclusivity for our product candidates or prevent others from developing similar competitive products.

        Our commercial success will depend in part on our ability to obtain and maintain exclusivity for our technology and product candidates in the United States and other countries. We rely on a combination of trade secret, patent, copyright and trademark protection in concert with contractual protections (for example, confidentiality, licensing and other agreements with employees and third parties) to protect our technology and product candidates. Failure of these protections could impair our ability to prevent competition from third parties.

        The strength of patent positions in our industry is inherently dependent on complex legal and scientific questions and analyses which are foundational to the issuance, scope, validity, and enforceability of our patents and patent applications, including those patent rights licensed to us by third parties, resulting in a high level of uncertainty. Among other things, the examination process may require us or our licensors to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights already granted under any of our currently issued patents or those licensed to us and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking.

        If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products that are identical, similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we or our licensors will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

        Patent applications that we own or license may fail to result in the issuance of patents with claims to our technology or products. Patent applications or patents that we own or license may not effectively prevent others from commercializing competitive our technologies and product candidates or prevent others from designing around the claims. We cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first inventor to file for patent protection of such inventions.

        Patent applications or patents that we own or license may be challenged on the basis of inventorship, scope, validity or enforceability. Such challenges may result in the loss of patent protection, the narrowing of claims or the invalidity or unenforceability of such patents or patent applications. Any of these outcomes would impair our ability to prevent competition from third parties or limit the duration of the patent protection for our technology and products.

        Protecting against the unauthorized use of our patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

        Our future trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections from the U.S. Patent and Trademark Office, or USPTO, or other applicable foreign intellectual property offices. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections, or have to expend additional resources to secure registrations, such as commencing cancellation proceedings against third-party trademark registrations to remove them as obstacles to our trademark applications. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could prevent or delay our development and commercialization efforts.

        Our commercial success depends in part upon our ability to develop, manufacture, market and sell our product candidates, and to use our technologies. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product candidates. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates or technologies, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, under certain circumstances, we could be forced, including by court order, to cease commercializing our product candidates or wait until the patents expire. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may be impossible or require substantial time and expense. A finding of infringement could prevent or delay us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

        As our product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases as more patents issue and our products become more visible to competitors. We attempt to ensure that our product candidates and the methods and technology we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties' patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights and whether or not their claims have merit, defending against such claims, regardless of their merit, would involve a substantial litigation expense and would be diversion of employee resources from the business.

We depend on our license agreements with the University of Zurich and Merck and if we cannot meet the requirements under the agreements we could lose important rights to Vicinium, Proxinium, VB6-845d or VB7-756, which could have material adverse effect on our business.

        We have an exclusive license agreement with the University of Zurich, or Zurich. Pursuant to the agreement, we were granted an exclusive license, with the right to sublicense, under certain patents primarily relating, in part, to our targeting agents, EpCAM chimera and immunoconjugates (including aspects of Vicinium and Proxinium) and methods of use, to make, use, sell and import products that would otherwise infringe such patents in the field of the treatment, stasis and palliation of disease in humans. If we fail to meet our obligations under the license agreement, Zurich may have the right to terminate our license, and upon the effective date of such termination, our right to use the licensed Zurich patent rights would end. To the extent such licensed technology or patent rights relate to our product candidates, we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights under the patent rights licensed to us, but we may not be able to do so in a timely manner, at an acceptable cost to us or at all. Any uncured, material breach under the license agreement could result in our loss of rights to practice the patent rights licensed to us under the license agreement, and to the extent such patent rights and other technology relate to our product candidates or other of our compounds, it could have a material adverse effect on our commercialization efforts for our product candidates, including Vicinium and Proxinium. See "Business—License Agreement with the University of Zurich" in this prospectus for a more detailed description.

        We also have a license agreement with Merck, which grants us an exclusive license, with the right to sublicense, under certain patents and technology relating to the de-immunization of our cytotoxin Bouganin. If we fail to meet our obligations under this license agreement, Merck may have the right to terminate our license, and upon the effective date of such termination, our right to use the licensed Merck patent rights and technology would end. To the extent such licensed technology or patent rights relate to our product candidates, we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights under the patent rights and technology licensed to us, but we may not be able to do so in a timely manner, at an acceptable cost to us or at all. Any uncured, material breach under the license agreement could result in our loss of rights to practice the patent and technology rights licensed to us under the license agreement, and to the extent such patent rights and other technology relate to our product candidates, it could have a material adverse effect on our commercialization efforts for product candidates. See "Business—License Agreement with Merck KGaA" in this prospectus for a more detailed description.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on all of our product candidates and technologies throughout the world would be prohibitively expensive, and our or our licensors' intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors' inventions in all countries outside the United States, or from selling or importing products made using our and our licensors' inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export infringing products to territories where we or our licensors have patent protection, but where enforcement is not as strong as in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor's patents or marketing of competing products in violation of our proprietary rights generally in those countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensors' patents at risk of being invalidated or being interpreted narrowly and put our and our licensors' patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

        The laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic and/or biosimilar product manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors' patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings.

        Generic or biosimilar product manufacturers may develop, seek approval for, and launch biosimilar versions or generic versions, respectively, of our products. The FDA published draft guidance documents on biosimilar product development. If a biosimilar product is also found to be interchangeable with a reference product, it may be substituted for the reference product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation, which are still being worked out by the FDA. If any of our product candidates are approved by the FDA, the approval of a biologic product biosimilar to or interchangeable with one of our products could have a material impact on our business. In particular, a biosimilar could be significantly less costly to bring to market and priced significantly lower than our products, if approved by the FDA. See "Business—Government Regulation—U.S. Government Regulation—Biosimilars and market exclusivity" in this prospectus for a more detailed description of the BPCIA.

        Many countries, including European Union countries, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors' efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in U.S. patent law, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

        As is the case with other pharmaceutical, biopharmaceutical or biotechnology companies, our success is heavily dependent on our intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical, biopharmaceutical or biotechnology industry involves technological and legal complexity, and obtaining and enforcing pharmaceutical and biologics patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken the ability to obtain new patents or to enforce existing patents and patents we may obtain in the future.

        In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first inventor to file" system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO and may become involved in opposition, derivation, reexamination, inter-partes review, post grant review, or interference proceedings challenging our patent rights or the patent rights of our licensors. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our or our licensors' patent rights, which could adversely affect our competitive position.

        The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, did not become effective until March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, including those licensed to us.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and patent applications are due to be paid to the USPTO and various patent agencies outside the United States in several stages over the lifetime of the patents and applications. The USPTO and various governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

        Competitors may infringe our patents or misappropriate or otherwise violate our or our licensors intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our or our licensors intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own or our licensors intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us or our licensors to challenge the validity or scope of intellectual property rights we own or control. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to litigate than we can. Accordingly, despite our efforts and regardless of the merits, we may not be able to prevent third parties from infringing upon or misappropriating our or our licensors intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common shares.

We may be subject to claims by third parties asserting that our employees, consultants, independent contractors, or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

        Many of our employees and our licensors' employees, including our senior management, were previously employed at universities, medical institutions, or at other biotechnology, pharmaceutical or biopharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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  others may be able to make product candidates that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have licensed;

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  biosimilar product manufacturers may develop, seek approval for, and launch biosimilar versions of our products, which could be significantly less costly to bring to market and priced significantly lower than our products;

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  we or our licensors might not have been the first inventor to file patent applications covering certain of our inventions;

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  others may design around our intellectual property rights or independently develop similar or alternative technologies or duplicate any of our technologies without infringing or misappropriating our intellectual property rights;

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  it is possible that our pending patent applications will not lead to issued patents with claims that cover our products or even issued patents;

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  issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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  our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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  we may not develop additional proprietary technologies or product candidates that are patentable; and

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  the intellectual property rights of others may have an adverse effect on our business.

Risks Related to this Offering and Ownership of Our Common Shares

We do not know whether an active, liquid and orderly trading market will develop for our common shares or what the market price of our common shares will be, and as a result it may be difficult for you to resell our common shares.

        Prior to this offering, there has been no market for our common shares. Although we intend to apply to list our common shares on NASDAQ, an active trading market for our common shares may never develop or be sustained following this offering. The initial public offering price for our common shares in this offering will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common shares after this offering. The market value of our common shares may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell our common shares at or above the initial public offering price in this offering. In addition,        % of our publicly traded common shares will be held by our senior management, directors and existing investors after the consummation of this initial public offering. The lack of an active market may impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your common shares. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into collaborations or acquire companies or products by using our common shares as consideration. The market price of our common shares may be volatile, and you could lose all or part of your investment.

The market price of our common shares may be volatile, and you could lose all or part of your investment.

        The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

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  trading volatility of low-priced stock;

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  the success of competitive product candidates or technologies;

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  regulatory actions with respect to our products or our competitors' products;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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  results of clinical trials of our product candidates or product candidates of our competitors;

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  regulatory or legal developments in the United States and other countries;

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  developments or disputes concerning patent applications, issued patents or other proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to our clinical development programs;

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  the results of our efforts to in-license or acquire additional product candidates or products;

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  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our common shares;

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  announcement or expectation of additional financing efforts;

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  sales of our common shares by us, our insiders or our other shareholders;

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  changes in the structure of healthcare payment systems;

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  market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors; and

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  general economic, industry and market conditions.

        In addition, the stock market in general, and pharmaceutical, biopharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. Moreover, some institutional investors and mutual funds cannot invest in stocks priced below $5.00 per share. The realization of any of these risks or any of a broad range of other risks, including those described in these "Risk Factors," could have a dramatic and material adverse impact on the market price of our common shares.

We may be subject to securities litigation, which is expensive and could divert our management's attention.

        The market price of our common shares may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us, even if without merit, could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business. Any such lawsuit could also divert the time and attention of our management, which could harm our business.

Insiders have substantial influence over us, will be able to exert significant control over matters subject to shareholder approval and could delay or prevent a change in corporate control.

        Prior to this offering, our senior management, directors, and holders of 5% or more of our capital shares collectively beneficially owned approximately 100% of our voting shares. After giving effect to this offering, that same group will hold approximately        % of our common shares, assuming no exercise of the underwriters' option to purchase additional common shares). Additionally, after giving effect to the offering Clairmark Investments Ltd., or Clairmark, will own approximately        % of our outstanding common shares (assuming no exercise of the underwriters' option to purchase additional shares), which will allow Clairmark to control the outcome of corporate actions requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, and may in some instances exercise this control or substantial influence in a manner that advances its best interests and not necessarily those of other shareholders. This concentration of ownership could harm the market price of our common shares by:

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  delaying, deferring or preventing a change in control of our company;

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  impeding a merger, consolidation, takeover or other business combination involving our company; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

        The significant concentration of share ownership may adversely affect the trading price of our common shares due to investors' perception that conflicts of interest may exist or arise.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the net tangible book value per share. Investors purchasing common shares in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common shares in this offering will incur immediate dilution of $            per share, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common shares in this offering will contribute approximately        % of the total amount invested by shareholders since our inception, but will own, as a result of such investment, only        % of the common shares outstanding immediately following this offering.

        The exercise of any of our outstanding options or delivery of common shares underlying outstanding restricted stock units would result in additional dilution. These issuances of common shares will result in additional dilution to investors purchasing shares in this offering. As a result of this dilution, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common shares or securities convertible into or exchangeable for common shares. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.

We qualify as an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common shares being less attractive to investors.

        We qualify as an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. See "Summary—Implications of Being an Emerging Growth Company" in this prospectus.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

        As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer. See "Summary—Implications of Being a Foreign Private Issuer" in this prospectus.

Our status as an "emerging growth company" under the JOBS Act and a foreign private issuer may make it more difficult to raise capital as and when we need it.

        Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" and foreign private issuer we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

        We will remain an "emerging growth company" until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period, and (d) the last day of our fiscal year containing the fifth anniversary of the date on which our common shares become publicly traded in the United States.

        We will remain a foreign private issuer until our board determines that we no longer meet the qualification set forth in Securities Act Rule 405 and Exchange Act Rule 3b-4, with such determinations to be made on an annual basis as of the end of our second fiscal quarter. Under Securities Act Rule 405 and Exchange Act Rule 3b-4, we would cease to be a foreign private issuer upon the determination that (a) more than 50% of our outstanding voting securities are directly or indirectly owned of record by residents of the United States, and (b)(i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States. In the event that our board determines we no longer meet the definition of a foreign private issuer, we will become subject to the reporting requirements for a domestic company beginning on the first day of the next fiscal year.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company whose common shares will be listed in the United States, we will incur accounting, legal and other expenses that we do not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Protection Act, as well as rules implemented by the SEC and NASDAQ applicable to public companies. These rules and regulations will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition and establish and maintain effective disclosure and financial controls and corporate governance practices. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        As an "emerging growth company," we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as senior managers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

If we fail to establish and maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

        We have not designed internal control over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on Form 20-F for the year ending December 31, 2016, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

        Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

        In preparing our consolidated financial statements as of and for the years ended December 31, 2014 and 2013, our management and independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting. If we are unable to successfully remediate this material weakness, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our shares. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified was that our internal control over financial reporting was not designed or operating effectively, and as a result there were material adjustments required in connection with closing our books and records and preparing our December 31, 2014 and 2013 consolidated financial statements and our June 30, 2015 and June 30, 2014 unaudited consolidated interim financial statements.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to establish the design and operation of our internal control over financial reporting. The material weakness in our internal control over financial reporting was attributable to our lack of sufficient financial reporting and accounting resources to allow us to design and implement effective internal controls over financial reporting including, but not limited to, segregation of duties and review of transaction processing. In addition, our existing financial reporting and accounting personnel did not have sufficient and appropriate knowledge of U.S. GAAP and SEC rules and regulations. In response to this material weakness, we have begun to hire additional personnel with public company financial reporting expertise, in addition to our use of consultants to build our financial management and reporting infrastructure. We also intend to further develop and document our accounting policies and financial reporting procedures and enhance training of our personnel with respect to such policies. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

        Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weakness that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified.

        If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or NASDAQ rules. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common shares from NASDAQ, and could adversely affect our reputation, results of operations and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon consummation of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures will be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        We have never declared or paid cash dividends on our common shares. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a PFIC after 2015.

        Generally, if for any taxable year, after the application of certain "look-through" rules with respect to subsidiaries, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets, which may be determined in part by the market value of our common shares and is subject to change, are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income generally includes interest, dividends, rents and royalties (except to the extent derived in the active conduct of a trade or business) and the excess of gain over losses from disposition of assets which produce passive income. Based on the composition of our gross income, we believe that we were a PFIC in 2013 and 2014. We may be a PFIC in 2015 or subsequent years. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurance regarding our PFIC status for the current or future taxable years. In 2015 and for future years, the determination of whether we are a

PFIC will also depend on how quickly we utilize the cash proceeds from this offering in our business and other factors such as the composition of our income and assets. For a detailed discussion of the gross income and asset tests for determining PFIC status, see "U.S. and Canadian Income Tax Considerations—U.S. federal income tax information for U.S. holders—Passive Foreign Investment Company Consequences" in this prospectus.

        If we are a PFIC for 2015 or any subsequent year, U.S. holders of our common shares may suffer adverse tax consequences. Gains realized by non-corporate U.S. holders on the sale of our common shares would be taxed as ordinary income, rather than as capital gain, and, if we pay dividends, the preferential tax rate applicable to dividends received on our common shares would be lost. Interest charges would also be added to taxes on gains and dividends realized by all U.S. holders, if any. For the definition of U.S. holder, see "U.S. and Canadian Income Tax Considerations—U.S. Federal Income Tax Information for U.S. Holders" in this prospectus.

        A U.S. holder may avoid these adverse tax consequences by timely making a "qualified electing fund," or QEF, election. For each year that we would meet the PFIC gross income or asset test, an electing U.S. holder would be required to include in gross income its pro rata share of our net ordinary income and net capital gains, if any. A U.S. holder may make a QEF election only if we commit to provide U.S. holders with their pro rata share of our net ordinary income and net capital gains. Because we intend to provide this information, a U.S. holder should be eligible to make a QEF election.

        A U.S. holder may also mitigate the adverse tax consequences of us being a PFIC by timely making a mark-to-market election. Generally, for each year that we would meet the PFIC gross income or asset test, an electing U.S. holder would include in gross income the increase in the value of its common shares during each of its taxable years and deduct from gross income the decrease in the value of such shares during each of its taxable years. A mark-to-market election may be made and maintained only if our common shares are regularly traded on a qualified exchange. While we anticipate that these requirements will be satisfied following this offering, whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, we can provide no assurances that a U.S. holder will be eligible to make a mark-to-market election. See "U.S. and Canadian Income Tax Considerations—U.S. federal income tax information for U.S. holders—Passive Foreign Investment Company consequences" in this prospectus.

Sales of a substantial number of our common shares in the public market could cause our stock price to fall.

        Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. Immediately after this offering, we will have                outstanding common shares based on the number of shares outstanding as of June 30, 2015. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by certain of our affiliates and therefore subject to lock-up agreements.                common shares outstanding after this offering will be restricted as a result of securities laws or lock-up agreements, but will generally become available for sale in the public market as described in the "Shares Eligible for Future Sale" section of this prospectus. In connection with this offering, we, our directors and senior managers and certain of our existing shareholders have entered into lock-up agreements for a period of 180 days (and 360 days in the case of Clairmark and the Chair of our board of directors, Leslie Dan) following this offering. We, our directors, officers or our existing shareholders may be released from lock-up prior agreements to the expiration of the lock-up period at the sole discretion of Leerink Partners LLC and Cowen and Company, LLC. See "Underwriting" in this prospectus. Upon expiration or earlier release of the lock-up agreements, we, our directors, officers or our existing shareholders may sell shares into the market, which could adversely affect the market price of our common shares. We also intend to register all common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section in this prospectus.

We are authorized to issue an unlimited number of common and preference shares which could result in substantial dilution to your investment in our shares.

        Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. We currently have no outstanding preferred shares. Our board of directors may choose to issue some or all of such shares to acquire one or more companies or properties and to fund our general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the common shares of our company. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control.

Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to our Equity Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause our stock price to fall.

        We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common shares or securities convertible into or exchangeable for common shares. These future issuances of common shares or common shares-related securities, together with the exercise of stock options, vesting of restricted stock awards and RSUs and any shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common shares, including common shares sold in this offering.

        We adopted our Equity Incentive Plan, to enable us and our affiliated companies to recruit and retain highly qualified employees, directors and consultants, provide those individuals with an incentive for productivity, and provide those individuals with an opportunity to share in our growth and value. See "Senior Management and Director Compensation—Equity Incentive Plan" in this prospectus. As of June 30, 2015, we have 185,555 common shares available for issuance under our Equity Incentive Plan. Future equity incentive grants and issuances of common shares under our Equity Incentive Plan may have an adverse effect on the market price of our common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Although we currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds" section in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected clinical development progression, which could cause the price of our common shares to decline.

Since we are a Canadian company, it may be difficult to serve legal process or enforce judgments against us.

        We are incorporated under the laws of Canada, our corporate headquarters are located in Canada and several of our directors and senior management and certain of the experts named in this prospectus reside principally in Canada. Service of process upon us may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States. Therefore, it may not be possible to enforce those actions against us. In addition, we have been informed by our legal counsel in Canada, Fogler, Rubinoff LLP, that it would be difficult to assert U.S. securities law claims in original actions instituted in Canada. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. Furthermore, it may not be possible to subject foreign persons or entities to the jurisdiction of the courts in Canada. Similarly, to the extent that our assets are located in Canada, investors may have difficulty collecting from us any judgments obtained in the U.S. courts and predicated on the civil liability provisions of U.S. securities provisions.

Our bylaws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us.

        We have adopted a forum selection bylaw that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom, will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Ontario), or OBCA, or our amended articles or bylaws, or any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the OBCA). Our forum selection bylaw also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our bylaw. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of Ontario.

        Our forum selection bylaw seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and bylaws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection bylaw could be challenged and that a court could rule that such bylaw is inapplicable or unenforceable. If a court were to find our forum selection bylaw inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Provisions in our corporate charter documents and applicable Canadian law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and/or limit the market price of our common shares.

        Provisions in our articles and our bylaws that will become effective immediately prior to consummation of this offering, as well as certain provisions under the OBCA and applicable Canadian securities laws, may discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their common shares. These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors. Among other things, these provisions include the following:

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  shareholders cannot amend our articles unless such amendment is approved by shareholders holding at least two-thirds of the shares voted in respect of such approval;

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  our board of directors may, without shareholder approval, issue preferred shares having any terms, conditions, rights, preferences and privileges as the board of directors may determine; and

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  shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders' meetings.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our common shares or assets.

        The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares. See "Description of Capital Stock—Competition Act, Exchange Controls and Investment Canada Act" in this prospectus.

We are governed by the corporate laws of the Province of Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws of the State of Delaware

        We are governed by the OBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of the State of Delaware, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. Some of the material differences between the OBCA and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) the OBCA generally requires a two-thirds majority vote by shareholders to approve material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions, amendments to our articles or dissolution), whereas the DGCL generally only requires a majority vote, (ii) under the OBCA a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL, and (iii) under the OBCA a director is required to act honestly and in good faith with a view to the best interests of the company and to exercise care, diligence and skill that a reasonably, prudent person would exercise in comparable circumstances, whereas under the DGCL a director has fiduciary duties to the company and its shareholders, consisting of a duty of care requiring the director to act in good faith, with the care than an ordinarily prudent person would exercise under similar circumstances and a duty of loyalty requiring the director act in a manner he or she reasonably believes to be in the best interest of the company, while avoiding self-dealing and use of his or her position as a director for personal gain or advantage.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ability to develop and commercialize our product candidates, status, timing and results of pre-clinical studies and clinical trials, the potential benefits of our product candidates, the timing of seeking regulatory approval of our product candidates, our ability to obtain and maintain regulatory approval in the United States or abroad, our estimates of expenses and future revenues and profitability, our estimates regarding our capital requirements and our needs for additional financing, our ability to satisfy our debts when due, our plans to develop and market our product candidates and the timing of our development programs, our estimates of the size of the potential markets for our product candidates, our selection and licensing of our product candidates, our ability to attract collaborators with acceptable development, regulatory and commercial expertise, the benefits to be derived from corporate collaborations, license agreements, and other collaborative or acquisition efforts, including those relating to the development and commercialization of our product candidates, sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements, and other collaborative efforts for the development and commercialization of products, our ability to create an effective sales and marketing infrastructure if we elect to market and sell our product candidates directly, the rate and degree of market acceptance of our product candidates, the timing and amount or reimbursement for our product candidates, the success of other competing therapies that may become available, the manufacturing capacity for our product candidates, our intellectual property position, our ability to maintain and protect our intellectual property rights, our results of operations, spending of the proceeds from this offering, financial condition, liquidity, prospects, and growth and strategies, the industry in which we operate, the trends that may affect the industry or us, and the market price of our stock.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including risks related to:

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  our expected future loss and accumulated deficit levels;

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  our projected financial position and estimated cash burn rate;

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  our estimates regarding expenses, future revenues, capital requirements and needs for, and ability to obtain, additional financing;

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  our ability to continue as a going concern;

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  our need to raise substantial additional capital to fund our operations;

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  the success, cost and timing of our pre-clinical studies and clinical trials in the United States, Canada and in other foreign jurisdictions;

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  the potential that results of pre-clinical studies and clinical trials indicate our product candidates are unsafe or ineffective;

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  our dependence on third parties, including CROs, in the conduct of our pre-clinical studies and clinical trials;

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  the difficulties and expenses associated with obtaining and maintaining regulatory approval of our product candidates and companion diagnostics, if any, in the United States, Canada and in other foreign jurisdictions, and the labeling under any approval we may obtain;

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  our plans and ability to develop and commercialize our product candidates;

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  market acceptance of our product candidates, the size and growth of the potential markets for our product candidates, and our ability to serve those markets;

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  our exposure to additional scrutiny as a public company, including the material weakness in our internal control over financial reporting identified by us and confirmed by our independent registered public accounting firm;

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  obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

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  the successful development of our commercialization capabilities, including sales and marketing capabilities; and

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  the success of competing therapies and products that are or become available.

        Our product candidates are investigational biologics undergoing clinical development and have not been approved by the FDA or Health Canada, or submitted to the FDA or Health Canada, for approval. Our product candidates have not been, nor may they ever be, approved by any regulatory agency nor marketed anywhere in the world. Statements contained in this prospectus should not be deemed to be promotional.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

 USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, by approximately $             million. We do not expect that a change in the offering price or the number of common shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it might affect the amount of time prior to which we will need to seek additional capital.

        We intend to use the net proceeds from this offering for the following purposes:

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  approximately $             million to fund and complete our Phase 3 clinical trial of Vicinium;

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  approximately $             million to fund and complete our Phase 3 clinical trial of Proxinium;

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  approximately $             million to fund and complete our Phase 1/2 clinical trial of VB6-845d; and

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  approximately $             million to fund and complete our Phase 1 clinical trial of VB7-756.

        The remaining $             million of the net proceeds from this offering will be used to fund working capital, research and development and general corporate purposes.

        We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, intellectual property, products or assets. However, we have no current commitments or obligations to do so.

        We expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations and capital requirements for at least the next                          months. The progress of the clinical trials for our product candidates is uncertain due to numerous factors, including, without limitation, the rate of progress of the clinical trials and the costs and timing of seeking and obtaining FDA and applicable foreign regulatory authority for clinical trials. In addition, it is difficult to predict our required spending for our product candidates prior to obtaining FDA approval. Moreover, changing circumstances may cause us to expend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

        Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to gain access to additional financing, the relative success and cost of our research, pre-clinical and clinical development programs and whether we are able to enter into future licensing arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

        On an interim basis, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common shares in the foreseeable future. As a result, you will likely need to sell your common shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. See "Risk Factors—Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain."

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization outstanding as of June 30, 2015:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to the sale by us of            common shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

        The pro forma information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus, the sections titled "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma as adjusted
	(in thousands)
Cash and cash equivalents	$273	$

Shareholder note payable	12,310
Long-term portion of related party payable(1)	656
Common shares; no par value, unlimited shares authorized, 13,000,000 shares issued and outstanding	$—
Preferred shares; no par value, unlimited shares authorized, no shares issued and outstanding	—
Additional paid-in capital	16,705
Accumulated other comprehensive income	1,206
Accumulated deficit	(31,317)

Total shareholders' (deficit) equity	(13,406)

Total capitalization	$(440)	$

(1)
Consists of accrued interest on the shareholder note payable, which is due upon maturity in February 2018.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders' (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $            assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

        The common shares to be outstanding after this offering (i) is based on 13,000,000 common shares outstanding as of June 30, 2015, (ii) assumes the issuance by us of             common shares in this offering and (iii) excludes as of that date:

  •
  722,223 common shares issuable to our president and chief executive officer pursuant to outstanding RSUs under our Equity Incentive Plan, which will vest upon the consummation of this offering;

  •
  722,222 common shares issuable to our president and chief executive officer pursuant to outstanding RSUs, under the Equity Incentive Plan, which will vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined our president and chief executive officer's performance to be satisfactory based on performance conditions not yet agreed upon;

  •
  220,000 common shares issuable upon exercise of outstanding stock options with an exercise price of $7.88 per share under our Equity Incentive Plan;

  •
  100,000 shares of restricted stock to be issued under our Equity Incentive Plan; and

  •
  185,555 common shares reserved for future issuances under our Equity Incentive Plan.

 DILUTION

        If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after this offering. The historical net tangible book value (deficit) of our common shares outstanding as of June 30, 2015 was $(13.4) million, or $(1.03) per share. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of our outstanding common shares.

        Investors purchasing in this offering will incur immediate and substantial dilution. After giving effect to the sale of common shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2015 would have been $             million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            share to our existing shareholder, and an immediate dilution in the pro forma net tangible book value of $            per share to investors purchasing in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of June 30, 2015		$(1.03)

Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to investors purchasing in this offering	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma net tangible book value per share by approximately $            , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million common shares in the number of common shares offered by us at the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $            per share and the dilution per share to new investors in this offering by $            .

        The following table summarizes, on a pro forma as adjusted basis described above as of June 30, 2015, the differences between the number of common shares purchased from us, the total consideration paid and the average price per share paid by investors purchasing in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount		Percent
Our existing shareholder before this offering	13,000,000		%		$—	—%	$—
Investors purchasing in this offering

Total		100.0%		$		100.0%

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase

or decrease the total consideration paid by new investors by $            and increase or decrease the percentage of total consideration paid by new investors by approximately        %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, the number of common shares held by our existing shareholder will be further reduced to        % of the total number of common shares to be outstanding immediately after this offering, and the number of common shares held by investors purchasing in this offering will be further increased to            shares or        % of the total number of common shares to be outstanding immediately after this offering.

        The common shares to be outstanding after this offering (i) is based on 13,000,000 common shares outstanding as of June 30, 2015, (ii) assumes the issuance by us of             common shares in this offering and (iii) excludes as of that date:

  •
  722,223 common shares issuable to our president and chief executive officer pursuant to outstanding RSUs under our Equity Incentive Plan, which will vest upon the consummation of this offering;

  •
  722,222 common shares issuable to our president and chief executive officer pursuant to outstanding RSUs, under the Equity Incentive Plan, which will vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined our president and chief executive officer's performance to be satisfactory based on performance conditions not yet agreed upon;

  •
  220,000 common shares issuable upon exercise of outstanding stock options with an exercise price of $7.88 per share under our Equity Incentive Plan;

  •
  100,000 shares of restricted stock to be issued under our Equity Incentive Plan; and

  •
  185,555 common shares reserved for future issuances under our Equity Incentive Plan.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new options are issued under our Equity Incentive Plan or we issue additional common shares or other equity securities in the future, there will be further dilution to investors purchasing in this offering.

 SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and the sections titled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.

        We derived the following statements of operations data for the years ended December 31, 2013 and 2014 and balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended June 30, 2015 are not indicative of results to be expected for the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2013	2015	2014
	(in thousands, except share and per share amounts)
			(unaudited)
Statement of Operations Data:
Operating expenses:
Research and development(1)	$3,950	$3,678	$2,836	$1,861
General and administrative(1)	2,216	1,249	1,799	1,755

Total operating expense	6,166	4,927	4,635	3,616

Loss from operations	(6,166)	(4,927)	(4,635)	(3,616)
Other expense, net	339	81	286	146

Net loss	$(6,505)	$(5,008)	$(4,921)	$(3,762)

Basic and diluted net loss per share(2)	$(2.05)	$(5,008,000)	$(0.38)	$(3,762,000)

Weighted-average shares used to compute net loss per share—basic and diluted(2)	3,169,864	1	13,000,000	1

	As of December 31,		As of June 30,
	2014	2013	2015
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$205	$217	$273
Working (deficit) capital(3)	(516)	(427)	(783)
Total assets	1,021	1,320	1,298
Total liabilities	10,217	4,555	14,704
Accumulated other comprehensive income	633	73	1,206
Accumulated deficit	(26,396)	(19,891)	(31,317)
Total shareholders' deficit	$(9,196)	$(19,236)	$(13,406)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2013	2015	2014
Research and development	$—	$—	$22	$—
General and administrative	—	—	116	731

Total stock-based compensation expense	$—	$—	$138	$731
(2)
See Note 8 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate loss per share attributable to our common shareholders, including the method used to calculate the number of shares used in the computation of the per share amount.

(3)
Working capital is calculated as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We are a biologics oncology company focused on designing, engineering and developing TPTs. Our TPTs are comprised of a targeting moiety that specifically binds to cancer cells and delivers a cytotoxic protein payload. We have designed our TPTs to overcome the fundamental efficacy and safety challenges inherent in existing ADCs.

        For loco-regional applications, we utilize an immunogenic cytotoxic protein payload designed to both target and kill cancer cells and promote a heightened local immune response against the tumor. Our most advanced product candidates, Vicinium and Proxinium, are locally-administered TPTs. Based upon our September 2014 end of Phase 2 meeting with the FDA, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC in the United States and Canada. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to pursue regulatory approval, initially in the United States and Canada. Our second most advanced locally-administered product candidate, Proxinium, is being developed as a treatment for patients with late-stage SCCHN. Proxinium has received orphan drug designation from the FDA and the EMA and Fast Track designation from the FDA. We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN in the United States. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017.

        For systemic applications, we use a de-immunized cytotoxic protein payload that we believe can be repeatedly administered without the generation of an efficacy-limiting immune response against the payload. Our lead systemically-administered product candidate, VB6-845d, is being developed for the treatment of multiple types of EpCAM-positive solid tumors. We intend to submit an IND to the FDA by end of 2015 and initiate a Phase 1/2 clinical trial of VB6-845d in subjects with EpCAM-positive cancers in the first half of 2016 in the United States. We expect to begin reporting safety data from the Phase 1 portion of the clinical trial in the first half of 2017 and efficacy data from the Phase 2 portion of the clinical trial by the end of 2017. Our second most advanced systemically administered product candidate is VB7-756 being developed for the treatment for patients with HER2-positive cancers. We intend to submit an IND to the FDA for VB7-756 in the second half of 2016 and initiate a Phase 1 clinical trial of VB7-756 in subjects with HER2-positive cancers who have failed T-DM1 therapy in the second half of 2016. By the end of 2017, we expect to begin reporting data from this Phase 1 clinical trial.

        We have devoted substantially all of our resources to the development of our patented platform technology, the pre-clinical and clinical advancement of our product candidates, and the creation and protection of related intellectual property. We have not generated any revenue from product sales as we currently have no approved products, and we continue to incur significant research, development and other expenses related to our ongoing operations. Total invested capital as of June 30, 2015 is

$28.3 million, which includes capital contributions in return for redeemable preferred stock of $16.0 million and amounts borrowed against the Shareholder Note Payable (as defined below) of $12.3 million. We have funded our operations primarily through capital contributions and an unsecured loan agreement, dated as of September 23, 2014, as amended on September 16, 2015, or the Shareholder Note Payable, with an entity owned by our controlling shareholder, Clairmark. See "Certain Relationships and Related Party Transactions" in this prospectus.

        We have never been profitable and have incurred net losses in each year since our formation in 2012. We incurred net losses of $6.5 million and $5.0 million for the years ended December 31, 2014 and 2013, respectively, and $4.9 million and $3.8 million for the six months ended June 30, 2015 and 2014, respectively. As of June 30, 2015 and December 31, 2014, our accumulated deficit was $31.3 million and $26.4 million, respectively. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from quarter-to-quarter and year-to-year. We expect our expenses will increase substantially in connection with our ongoing activities as we:

  •
  initiate our planned Phase 3 clinical trial for Vicinium and develop the Phase 3 clinical trial protocol and initiate the clinical trial for Proxinium;

  •
  continue to research and pre-clinical and clinical development of our other product candidates;

  •
  seek regulatory approvals for any product candidates that successfully complete clinical trials;

  •
  in the future, establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

  •
  maintain, expand and protect our intellectual property portfolio;

  •
  add equipment and physical infrastructure to support our research and development;

  •
  hire additional clinical, quality control and scientific personnel; and

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

        Accordingly, until such time that we can generate substantial revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations.

Components Of Results Of Operations

Revenue

        We currently have no products approved for sale, and we have not recognized any revenue to date. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments, milestone payments, and royalties in connection with future collaborations. If we fail to achieve clinical success and/or obtain regulatory approval of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses

        The largest component of our total operating expenses has historically been our investment in research and development activities. Research and development expenses consist primarily of:

  •
  salaries and related costs, including stock-based compensation expense, for personnel in our research and development functions;

  •
  laboratory and vendor expenses related to the execution of pre-clinical studies and clinical trials;

  •
  expenses associated with obtaining and maintaining patents, and annual fees incurred under licensing arrangements;

  •
  expenses incurred under agreements with clinical research organizations;

  •
  costs related to the production of pre-clinical and clinical supplies; and

  •
  facility and equipment costs, including depreciation expense, maintenance, and allocated direct and indirect overhead costs.

        All research and development costs are expensed as incurred.

        We are currently focused on advancing our product candidates and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct pre-clinical studies and clinical trials of our product candidates.

        We cannot determine with certainty the timing of initiation, the duration or the completion of current or future pre-clinical studies and clinical trials of our product candidates. Due to the inherently unpredictable nature of pre-clinical and clinical development, we are unable to estimate with any certainty the costs we will incur and the timelines we will require in the continued development of our product candidates. Clinical and pre-clinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and administrative expenses

        General and administrative expenses consist primarily of personnel costs, including stock-based compensation, related to executive, finance, and human resource functions, and outside professional services. Outside professional services consist of legal, accounting and audit services and other consulting fees.

        We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount to support our continued research and development and the potential commercialization of our product development programs. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with NASDAQ and SEC requirements, director and officer insurance premiums, and investor relations costs associated with being a public company.

        In addition, if Vicinium and/or Proxinium receive regulatory approval and if we determine to invest in building a commercial infrastructure to support marketing of such products, we expect to incur higher expenses associated with building a sales force supported by sales management, internal sales support, an internal marketing group and distribution support for commercialization of Vicinium in the United States and Canada and Proxinium in the United States. We expect to continue to incur pre-commercialization expenses for Vicinium and Proxinium prior to receiving regulatory approval.

Other expense, net

        Other expense, net, consists primarily of interest expense on our Shareholder Note Payable.

Income taxes

        We are subject to income taxes in Canada. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

        Although we believe we have no uncertain tax positions, no assurance can be given that these positions will not be challenged. We consider the establishment of reserves in light of changing facts and circumstances. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as any related interest or penalties.

Results of operations

        The following tables set forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31		Six Months Ended June 30,
(in thousands)	2014	2013	2015	2014
Operating expenses:
Research and development	$3,950	$3,678	$2,836	$1,861
General and administrative	2,216	1,249	1,799	1,755

Total operating expenses	6,166	4,927	4,635	3,616

Loss from operations	(6,166)	(4,927)	(4,635)	(3,616)
Other expense, net	(339)	(81)	(286)	(146)

Loss before income taxes	(6,505)	(5,008)	(4,921)	(3,762)
Recovery from (provision for) income taxes	—	—	—	—

Net loss	$(6,505)	$(5,008)	$(4,921)	$(3,762)

Comparison of the six months ended June 30, 2015 and 2014

  Operating expenses

	Six Months Ended June 30,
(in thousands, except percentages)	2015	2014	Change	% Change
Research and development	$2,836	$1,861	$975	52.4%
General and administrative	1,799	1,755	44	2.5%

Total operating expenses	$4,635	$3,616	$1,019	28.2%

        Research and development expenses increased by $1.0 million, or 52%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014, due primarily to a $0.8 million increase in expenses related to pre-clinical studies, preparation for clinical trials and clinical supplies as we prepared for our Phase 3 clinical trial of Vicinium, and a $0.1 million increase in personnel costs driven by higher research and development headcount.

        We use our internal research and development resources, including our employees and discovery infrastructure, across various product candidates. Our related internal expenses have not been directly attributed to a specific product candidates, but are generally directed to broadly applicable research activities. Accordingly, we do not separately account for our internal research and development expenses on a basis of our product candidates. We use external service providers for the substantial majority of our preclinical and clinical development work. We have tracked some of these external research and development expenses on a product candidate basis. To the extent that expenses are not attributable to a specific product candidate, they are included in one of the "unattributed expenses" in the table below.

        The following table summarizes our research and development expenses for our development product candidates for the six months ended June 30, 2015 and 2014.

	Six Months Ended June 30,
(in thousands)	2015	2014
Expenses attributed to product candidates:
Vicinium	$517	$16
Proxinium	13	16
VB6-845d and VB7-756	63	130

Total attributed expenses	593	162

Unattributed expenses:
Salaries and related personnel expenses	689	671
Non-cash stock compensation expense	22	—
Legal expenses associated with patents	158	186
Pre-clinical studies and new drug discovery services	169	154
Drug and laboratory supplies	409	76
Consulting expenses	201	59
Facility and other expenses	595	553

Total unattributed expenses	2,243	1,699

Total research and development expenses	$2,836	$1,861

        We will continue to make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. These determinations will be made in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate's commercial potential. We do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization for any of our product candidates, as there are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements such as competitive final product labeling and reasonable risk management programs, many of which cannot be determined with accuracy at this time based on our stage of development. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons. For example, product candidates may be found ineffective or may cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals, or may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality. The lengthy process of seeking FDA and other regulatory agency approvals requires the expenditure of substantial resources. Any failure or delay in obtaining regulatory approvals could materially adversely affect our product development effort and financial condition. Because of these and other risks and uncertainties, we cannot predict when or whether we will successfully complete the development of any of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA or other regulatory agencies on a timely basis, if at all.

        As we obtain results from clinical trials, we may elect to discontinue or delay pre-clinical studies or clinical trials for a product candidate or development program in order to focus our resources on more promising product candidates or programs.

        General and administrative expenses increased by $0.04 million, or 3%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014, due primarily to an increase in professional services costs of $0.4 million, an increase in personnel costs of $0.1 million and an increase in travel costs of $0.1 million, partially offset by a decrease in stock-based compensation of $0.6 million. The increase in professional fees and travel costs related primarily to preparing for our initial public offering. Increases in personnel costs were a result of hiring additional executive personnel.

        The decrease in stock-based compensation was due to a stock-based award granted in March 2014 to our president and chief executive officer, which was cancelled in December 2014. In March 2014, our president and chief executive officer was granted an option that had both performance and service conditions. As of June 30, 2014, $0.7 million of expense had been recognized in general and administration expense related to this award.

        In December 2014, the option was cancelled and a new award was issued. As the performance conditions were not met under the cancelled award, all stock-based compensation expense previously recognized relating to this award was reversed. We issued our president and chief executive officer a new award consisting of 1,444,445 RSUs. Vesting of the award is contingent upon the successful completion of an initial public offering and performance conditions not yet specified. Because the vesting of the RSU is contingent upon specific performance conditions, stock-based compensation expense related to the RSU award will not be recognized until the specified conditions are determined to have occurred.

  Other expense, net

	Six Months Ended June 30,
(in thousands, except percentages)	2015	2014	Change	% Change
Total other expense, net	$(286)	$(146)	$(140)	95.9%

        Total other expense, net increased by $0.1 million, or 96%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014, due primarily to an increase in interest expense related to our Shareholder Note Payable. The term of the Shareholder Note Payable is five years payable at an interest rate of the floating annual prime rate of interest established by The Toronto-Dominion Bank plus 3% per annum. As of June 30, 2015, the amount outstanding under the Shareholder Note Payable was $12.3 million. The Shareholder Note Payable was amended on September 16, 2015 to increase the cap to $20.0 million, with all amounts payable in U.S. dollars.

Comparison of the years ended December 31, 2014 and 2013

  Operating expenses

	Year Ended December 31,
(in thousands, except percentages)	2014	2013	Change	% Change
Research and development	$3,950	$3,678	$272	7.4%
General and administrative	2,216	1,249	967	77.4%

Total operating expenses	$6,166	$4,927	$1,239	25.1%

        Research and development expenses increased by $0.3 million, or 7%, for the year ended December 31, 2014 compared to the year ended December 31, 2013, due primarily to a $0.4 million increase in expenses related to pre-clinical studies and clinical supplies as we prepare for our Phase 3 clinical trial of Vicinium, and a $0.2 million increase in professional services due to the timing of legal costs related to patent work. These increases were partially offset by decreases in personnel costs of $0.3 million due primarily to higher offsetting tax credits on research and development activities.

        The following table summarizes our research and development expenses for our development product candidates for the years ended December 31, 2014 and 2013.

	Years Ended December 31,
(in thousands)	2014	2013
Expenses attributed to product candidates:
Vicinium	$61	$35
Proxinium	32	35
VB6-845d and VB7-756	284	283

Total attributed expenses	377	353

Unattributed expenses
Salaries and related personnel expenses	1,264	1,453
Non-cash stock compensation expense	—	—
Legal expenses associated with patents	540	452
Pre-clinical studies and new drug discovery services	266	11
Drug and laboratory supplies	203	86
Consulting expenses	216	110
Facility and other expenses	1,084	1,212

Total unattributed expenses	3,573	3,324

Total research and development expenses	$3,950	$3,677

        General and administrative expenses increased by $1.0 million, or 77%, for the year ended December 31, 2014 compared to the year ended December 31, 2013, due primarily to a $0.5 million increase in professional fees incurred related primarily to legal costs, and a $0.4 million increase in personnel costs as a result of hiring additional executive personnel.

  Other expense, net

	Year Ended December 31,
(in thousands, except percentages)	2014	2013	Change	% Change
Other expense, net	$(339)	$(81)	$(258)	318.5%

        Other expense, net increased by $0.3 million, or 319%, for the year ended December 31, 2014 compared to the year ended December 31, 2013 due to an increase in interest expense related to our Shareholder Note Payable.

Liquidity and Capital Resources

        We have financed our operations through capital contributions and our Shareholder Note Payable. As of June 30, 2015, our principal sources of liquidity were cash and cash equivalents totaling $0.3 million. We also have available a $20 million revolving line of credit pursuant to our unsecured loan agreement with Clairmark, the balance of which was $12.3 million as of June 30, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Shareholder Note Payable" in this prospectus. We will be required to raise additional cash resources in the near future in order to fund future operations. Adequate capital may not be obtained on satisfactory terms, which creates substantial doubt relating to our ability to continue as a going concern. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next       months.

        Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

        We do not know when, or if, we will generate any revenue as we seek regulatory approval for, and potentially begin to commercialize, any of our product candidates. We anticipate that we will continue to incur losses for the next several years, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to market any approved products. We are subject to all of the risks common to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Until we can generate substantial revenue from commercial sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our development or commercialization efforts or grant rights to develop and market our technologies that we would otherwise prefer to develop and market ourselves.

        Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

  •
  the initiation, progress, timing, costs and results of pre-clinical studies and clinical trials for our product candidates or any other future product candidates;

  •
  the clinical development plans we establish for our product candidates and any other future product candidates;

  •
  our obligation to make milestone, royalty and other payments to third party licensors, if any, under our licensing agreements;

  •
  the number and characteristics of product candidates that we discover or in-license and develop;

  •
  the outcome, timing and cost of regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more pre-clinical studies or clinical trials than those that we currently expect;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

  •
  the effect of competing technological and market developments;

  •
  the costs and timing of the implementation of commercial-scale manufacturing activities;

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  the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

  •
  the revenue, if any, received from commercial sales of any product candidates for which we receive regulating approval.

        If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

        The following table sets forth a summary of the net cash flow activity for each of the periods presented:

	Years Ended December 31,		Six Months ended June 30,
(in thousands)	2014	2013	2015	2014
Net cash used in operating activities	$(5,678)	$(3,880)	$(3,991)	$(2,243)
Net cash used in investing activities	(32)	(12)	(161)	(13)
Net cash provided by financing activities	5,722	4,128	4,232	2,041

Effect of exchange rate changes on cash and cash equivalents	(24)	(19)	(12)	(1)

Net increase (decrease) in cash and cash equivalents	$(12)	$217	$68	$(216)

Cash Flows from Operating Activities

        Cash used in operating activities is significantly influenced by the amount of cash we invest in personnel, facilities, and professional services to support our business, and cash spent on licensing fees and pre-clinical studies and clinical trials and preparation as we go through the regulatory approval process for Vicinium. In the short term, the majority of our capital needs will be driven by our planned Phase 3 clinical trials for Vicinium and Proxinium as well as, to a lesser degree, our Phase 1 and Phase 1/2 clinical trials for our systemically-administered product candidates. In the long term, in the event these clinical trials are successful, we will seek regulatory approval from the FDA and comparable foreign regulatory authorities. If we receive approval, we will incur additional expenses to support market launch and commercial activities.

        During the six months ended June 30, 2015, we used $4.0 million of cash in operating activities primarily as a result of our net loss of $4.9 million, partially offset by an increase in accounts payable, Shareholder Note Payable and accrued liabilities of $0.9 million primarily from increased professional services related to patent-related work and legal, accounting and other fees incurred in preparing for our initial public filing.

        During the six months ended June 30, 2014, we used $2.2 million of cash in operating activities primarily as a result of our net loss of $3.8 million, partially offset by an increase in accounts payable and Shareholder Note Payable of $0.8 million, and non-cash expense from stock-based compensation of $0.7 million. The increase in accounts payable and Shareholder Note Payable was due primarily to the timing of payments to vendors, increases in license-related fees, and increases in accrued interest on our Shareholder Note Payable.

        During the year ended December 31, 2014, we used $5.7 million of cash in operating activities primarily as a result of our net loss of $6.5 million, partially offset by non-cash depreciation and amortization expense of $0.4 million and an increase in accounts payable and accrued liabilities of $0.5 million due primarily to the timing of payments to vendors.

        During the year ended December 31, 2013, we used $3.9 million of cash in operating activities primarily as a result of our net loss of $5.0 million and an increase in tax credit receivables of

$0.3 million, partially offset by increases in accounts payable, Shareholder Note Payable, and accrued liabilities of $1.0 million, and non-cash depreciation and amortization expense of $0.4 million. The increase in accounts payable, Shareholder Note Payable, and accrued liabilities was due primarily to the timing of payments to vendors, increases in license-related fees, and increases in accrued interest on our Shareholder Note Payable.

Cash Flows from Investing Activities

        During the six months ended June 30, 2015 and 2014, we used $0.2 million and $0.01 million, respectively, in investing activities for purchase of property and equipment.

        During the year ended December 31, 2014 and 2013, we used $0.03 million and $0.01 million, respectively, in investing activities for purchase of property and equipment.

Cash Flows from Financing Activities

        During the six months ended June 30, 2015 and 2014, we received $4.2 million and $2.0 million, respectively, of cash from financing activities from our Shareholder Note Payable.

        During the year ended December 31, 2014 and 2013, we received $5.7 million and $4.1 million, respectively, of cash from financing activities from our Shareholder Note Payable.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at December 31, 2014:

	Payment Due by Period
(in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Shareholder Note Payable(1)	$8,609	$—	$—	$8,609	$—
License maintenance fees(2)	1,736	186	372	372	806
Capital lease obligations	5	2	3	—	—

Total	$10,350	$188	$375	$8,981	$806

(1)
The outstanding balance on our Shareholder Note Payable increased to $12.3 million as of June 30, 2015. Refer to "—Shareholder Note Payable" for additional information.

(2)
We have entered into various license agreements that, upon successful clinical development, contingently trigger single payments upon achievement of certain milestones for royalties and other such payments. See "—License Agreements" below. Because the achievement of these milestones are uncertain, the amounts have not been included.

        Except for the increase in our Shareholder Note Payable described above, our contractual obligations as of June 30, 2015 have not materially changed from December 31, 2014.

        We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for pre-clinical studies, license agreements and other services and products for operating purposes which are cancelable by us, upon prior written notice. In addition, we lease our global headquarters located in Winnipeg, Manitoba, Canada, which consists of an approximately 31,400 square foot manufacturing, laboratory, warehouse and office facility, under a five year renewable lease through September 2020. Our U.S. corporate headquarters is located in Philadelphia, PA, where we occupy office space under a lease that was executed in September 2015. The initial term of the lease expires in August 2016, after which the lease continues on a month-to-month basis unless terminated by either party by giving the requisite notice. The monthly rent for this office space is $4,750 per month. These payments are not included in this table of contractual obligations.

Shareholder Note Payable

        In September 2014, we entered into an unsecured loan agreement with Clairmark, a corporation owned by our controlling shareholder, for a revolving line of credit of up to C$8.0 million, which was increased to $20.0 million, with all amounts payable in U.S. dollars in September 2015.

        Interest on our Shareholder Note Payable is based on an interest rate of the prime rate as established by the Toronto-Dominion Bank plus 3.00% per annum, which was 5.85% as of June 30, 2015, and 6.00% as of December 31, 2014 and 2013. As of June 30, 2015, December 31, 2014 and 2013, accrued interest was $0.7 million, $0.4 million and $0.1 million, respectively, and is presented as long-term portion of related party payable in the accompanying consolidated balance sheets. Our Shareholder Note Payable and any accrued interest is due in full on its maturity date in February 2018, or in the event of default under the terms of our Shareholder Note Payable. As of June 30, 2015, December 31, 2014 and 2013, the outstanding loan balance on our Shareholder Note Payable was $12.3 million, $8.6 million, and $3.4 million, respectively.

License Agreements

  License Agreement with the University of Zurich

        We have a license agreement with Zurich, which grants us exclusive license rights, with the right to sublicense, to make, have made, use and sell under certain patents primarily directed to our targeting agent, including EpCAM chimera and related immunoconjugates and methods of use and manufacture of the same. These patents cover some key aspects of our product candidates Vicinium and Proxinium. See "Business—License Agreements" in this prospectus.

        Under the terms of the agreement, we may be obligated to pay $0.8 million in milestone payments, for the first product candidate that achieves applicable clinical development milestones. Based on current clinical status, we anticipate that these milestones may be triggered by Vicinium's clinical development pathway. As part of the consideration, we will also be obligated to pay up to a 4% royalty on the net product sales for products covered by or manufactured using a method covered by a valid claim in the Zurich patent rights. We have the right to reduce the amount of royalties owed to Zurich if the total royalty rate owed by us to Zurich and any other third party is 10% or greater, provided that the royalty rate may not be less than 2% of net sales. The obligation to pay royalties in a particular country expires upon the expiration or termination of the last of the Zurich patent rights that covers the manufacture, use or sale of a product. There is no obligation to pay royalties in a country if there is no valid claim that covers the product or a method of manufacturing the product.

  License Agreement with Merck KGaA

        We have a license agreement with Merck, which grants us an exclusive license, with the right to sublicense, under certain patents and technology relating to the de-immunization of our cytotoxin Bouganin. The de-immunized cytotoxin is known as deBouganin and has been incorporated in to our product candidates, VB6-845d and VB7-756. We have the exclusive right, with the right to sublicense, under the licensed patents and technology to, among other things, make, have made, use or sell products incorporating deBouganin. See "Business—License Agreements" in this prospectus.

        Under the agreement, we may be obligated to make milestone payments in respect of certain stages of regulatory approval reached by a product candidate generated by this technology or covered by a licensed patent, as well as royalties calculated with respect to net sales of these products.

        During the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, we paid $29,000, $29,000 and $25,000, respectively to Merck, for annual license maintenance fees.

Off-Balance Sheet Arrangements

        During and the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        Our cash and cash equivalents as of June 30, 2015 and December 31, 2014 and 2013, consisted of amounts held in Canadian dollars, U.S. dollars, and guaranteed investment certificates. We are exposed to market risk related to fluctuations in interest rates. However, because of the short-term nature of our cash equivalents, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents. Any draws under our Shareholder Note Payable bear interest at a variable rate tied to the prime rate as established by the Toronto-Dominion Bank. As of June 30, 2015, and December 31, 2014 and 2013, we had an outstanding balance of $12.3 million, $8.6 million and $3.4 million, respectively, on our Shareholder Note Payable. During the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest expense.

Foreign Currency Risk

        As our functional currency is the Canadian dollar, we face foreign exchange risk as a result of holding cash and cash equivalent balances in U.S. dollars, as well as a result of entering into transactions denominated in U.S. dollars. As a result, our primary foreign currency exposure is to fluctuations in the U.S. dollar value relative to that of the Canadian dollar. A hypothetical 10% change in average foreign exchange rates during any of the preceding periods presented would result in a lower or higher net loss of approximately $0.3 million, $0.2 million and $0.1 million for the periods ended June 30, 2015, December 31, 2014 and 2013, respectively. Foreign exchange risk will continue to be a factor in future periods as we continue to expand and grow our business.

Significant Accounting Policies and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies that we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Research and Development Costs

        We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include the conduct of pre-clinical studies. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the statement of operations and comprehensive loss. These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties.

        We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed, the number of subjects enrolled and the rate of subject enrollment may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from CROs and other third-party service providers. To date, there have been no material differences from our accrued expenses to actual expenses.

Stock-based Compensation

        Stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award. The cost is recognized, net of any forfeitures, in our consolidated financial statements as expense ratably over the employee's requisite service period or vesting period on a straight-line basis.

        We currently use the Black-Scholes option-pricing model to estimate the fair value of our stock option awards. This model requires the input of highly subjective assumptions, including the fair value of the underlying common shares, the expected volatility of the price of our common shares, risk-free interest rates and the expected term of the option and the expected dividend yield of our common shares. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

        The cost of restricted stock awards and RSU awards is determined using the estimated fair value of our common shares on the grant date in accordance with U.S. GAAP, and compensation is recognized on a straight-line basis over the requisite service period. If there is a performance condition related to the award, compensation is recognized over the requisite service period provided the achievement of the performance condition is deemed to be probable. Until vested and delivery of the underlying common shares, RSUs do not have the voting rights of common shares and the shares underlying the awards are not considered issued and outstanding.

        These assumptions used to determine the fair value of our stock option awards are estimated as follows:

        Fair value of our common shares.    We estimate the fair value of common shares underlying stock option awards at the grant date of the award. Valuation estimates are prepared by management in accordance with the framework of the American Institute of Certified Public Accountants or AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as well as through independent third-party valuations, and are approved by our board of directors. The fair value of the common shares underlying our stock awards has been the responsibility of and determined by our board of directors. Because there has been no public market for our common shares, our board of directors determines fair value of common shares at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of our common shares, operating and financial performance, our progress towards obtaining regulatory approval for our products, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

        Risk-free interest rate.    The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of our stock options. The risk-free interest rate assumption is based on the yields of U.S. Department of Treasury securities with maturities similar to the expected term of the options.

        Expected dividends.    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        Expected volatility.    Due to our limited operating history, our status as a private company, and lack of company-specific historical and implied volatility, the expected volatility rate used to value our stock options is estimated based on volatilities of a peer group of similar companies whose share prices are publicly available over a period that approximates the expected term of the award. The peer group was developed based on companies in the pharmaceutical and biopharmaceutical industry in a similar stage of product development to us.

        Expected term.    The expected term represents the period that our stock options are expected to be outstanding. The expected terms of the options issued to employees are based on a simplified method, which defines the life as the average of the contractual term of the award and the weighted-average vesting period for all open tranches.

Common Share Valuations

        The fair value of the common shares underlying our share-based awards are estimated on each grant date by our third party valuation firm and subsequently approved by our board of directors. In order to determine the fair value of our common shares underlying share-based awards, our board of directors considered, among other things, contemporaneous valuations of our common shares prepared by an unrelated third-party valuation firm in accordance with the guidance provide by the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including our stage of development, progress of our research and development efforts, the rights, preferences and privileges of our preferred shares relative to those of our common shares, equity market conditions affecting comparable public companies and the lack of marketability of our common shares.

        The unrelated third-party valuations were prepared to determine the equity value of our business using the income approach. The income approach estimates value based on the expectation of future cash flows that a company will generate into perpetuity. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

        Once an equity value was determined, the fair value of our common shares based on our fully diluted capital structure. For the periods in which we only have common shares outstanding, the full equity value of our business was allocated to our common shares.

        After the completion of this offering, our board of directors will determine the fair value of each common share based on the closing price of our common shares as reported on the date of grant.

        If we had made different assumptions, our stock-based compensation expense could have been different. The foregoing valuation methodology is not the only methodology available and they will not be used to value our common shares once this offering is complete. We cannot make assurances as to any particular valuation for our common shares. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodology as an indicator of future stock prices.

Income Taxes

        The calculation of our current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. Although we believe our estimates, assumptions and judgments to be reasonable, any changes in tax law or interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Internal Control Over Financial Reporting

        In preparing our consolidated financial statements as of and for the years ended December 31, 2014 and 2013, we identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting, which was confirmed by our independent registered public accounting firm. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified was that our controls over financial reporting were not designed or operating effectively, and as a result there were material adjustments required in connection with closing our books and records and preparing our December 31, 2014 and 2013 consolidated financial statements and our June 30, 2015 and June 30, 2014 unaudited consolidated interim financial statements.

        The material weakness in our internal control over financial reporting was attributable to our lack of sufficient financial reporting and accounting resources to allow us to design and implement effective internal controls over financial reporting including, but not limited to, segregation of duties and review of transaction processing. In addition, our existing financial reporting and accounting personnel did not have sufficient and appropriate knowledge in U.S. GAAP and SEC rules and regulations. In response to this material weakness, we have begun to hire additional personnel with public company financial reporting expertise, in addition to our use of consultants to build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

        Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weakness that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU was originally effective January 1, 2017, however on April 1, 2015, the FASB voted to propose a deferral of the effective date by one year until January 1, 2018, but will permit entities to adopt the standard as of the original effective date. We are evaluating the application of this ASU, but have not yet determined the potential effects it may have on our financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period, which requires us to assess share-based awards with performance targets that could be achieved after the requisite service period for potential treatment as performance conditions. Under the ASU, compensation expense is to be recognized when the performance target is deemed probable and should represent the compensation expense attributable to the periods for which service has already been rendered. If the performance target is reached prior to achievement of the service period, the remaining unrecognized compensation cost should be recognized over the remaining service period. The ASU is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. We are evaluating the application of this ASU, but have not yet determined the potential effect it may have on our financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether events or conditions could impact an entity's ability to continue as a going concern and to provide disclosure if necessary. We will be required to perform the evaluation within one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether our plans will be able to alleviate the substantial doubt. The ASU will be effective for the first annual period ending after December 15, 2016 and for annual periods and interim periods hereafter with early adoption permitted. We are evaluating the application of this ASU, but have not yet determined the potential effects it may have on our financial statements.

        In February 2015, the FASB issued ASU 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides clarification regarding the guidance surrounding consolidation of certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015. We are evaluating the application of this ASU, but have not yet determined the potential effects it may have on our financial statements.

JOBS Act Accounting Election

        We qualify as an "emerging growth company," as defined in the JOBS Act. Under the JOBS Act, "emerging growth companies" can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

BUSINESS

Overview

        We are a biologics oncology company focused on designing, engineering and developing targeted protein therapeutics, or TPTs. Our most advanced product candidates, Vicinium and Proxinium, are locally-administered TPTs. In the third quarter of 2015, we commenced a Phase 3 clinical trial for our lead product candidate, Vicinium, for the treatment of high-grade non-muscle invasive bladder cancer, or NMIBC, in the United States and Canada. We intend to seek input by the end of the first quarter of 2016 and begin enrollment in a Phase 3 clinical trial of Proxinium for the treatment of late-stage squamous cell carcinoma of the head and neck, or SCCHN, in the United States. Similar to existing antibody-drug conjugates, or ADCs, our TPTs are comprised of a targeting moiety that specifically binds to cancer cells and delivers a cytotoxic payload. We have designed our TPTs to overcome the fundamental efficacy and safety challenges inherent in existing ADCs. Our TPTs are single protein therapeutics composed of targeting moieties genetically fused via linker domains to cytotoxic protein payloads that are produced through our proprietary one-step manufacturing process. We are also developing cancer therapies for systemic administration utilizing our TPT platform and we may explore additional therapeutic indications for Vicinium and Proxinium.

        Our proprietary TPTs use protein binding fragments, which include fragment antigen binding domains, of Fabs, single chain variable domains, or scFvs, and non-covalent scFv dimers, or diabodies, derived from the domains of antibodies that confer antigen recognition. Our most advanced product candidates, Vicinium and Proxinium, are locally-administered TPTs. Both of these TPTs contain a targeting moiety that is designed to bind to the epithelial cell adhesion molecule, or EpCAM, which is a protein over-expressed in many cancers. This targeting moiety is genetically fused to a truncated form of exotoxin A, or ETA, which is an immunogenic cytotoxic protein payload that is produced by the bacterial species, Pseudomonas. These product candidates are designed to bind to EpCAM on the surface of cancer cells. The TPT-EpCAM complex is subsequently internalized into the cell, and, once inside the cell, the TPT is cleaved by a cellular enzyme to release the cytotoxic protein payload, thus enabling cancer cell-killing. We believe that our TPTs designed for loco-regional administration may not only directly kill cancer cells through a targeted delivery of a cytotoxic protein payload, but also potentiate an anti-cancer therapeutic immune response. This immune response is from the release of tumor antigens and the immunologically active setting created by the nature of the cytotoxic protein payloads.

        Our most advanced locally-administered product candidate, Vicinium, is being developed for the treatment of high-grade NMIBC. In a completed Phase 2 clinical trial, subjects treated with Vicinium showed evidence of dose dependent clinical efficacy. In this Phase 2 clinical trial, of the 45 evaluable subjects, 44% achieved a complete response, or CR, or no evidence of disease while 16% remained disease-free for at least 18 months. Median time to disease recurrence was 274 days for subjects achieving a CR following a six-week induction phase, and this was extended to 408 days for subjects achieving a CR following a longer 12-week induction phase. Vicinium was generally well-tolerated with no subjects discontinuing treatment in Phase 1 and Phase 2 clinical trials. Based upon our September 2014 end of Phase 2 meeting with the U.S. Food and Drug Administration, or the FDA, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with high-grade NMIBC who have previously failed two treatments of Bacillus Calmette-Guérin, or BCG, which we refer to as BCG refractory high-grade NMIBC, and for whom the current standard of care is the surgical removal of their bladder, or a radical cystectomy, in the United States and Canada. Based on safety and efficacy data observed at our highest dose exposures in our Phase 2 clinical trial, the FDA has agreed to our plan to employ a greater dose exposure in our Phase 3 clinical trial, which has similar end points to our Phase 2 clinical trial. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to initially pursue regulatory approval in the United States and Canada.

        Our second most advanced locally-administered product candidate, Proxinium, is being developed for the treatment of late-stage SCCHN. In our two Phase 1 clinical trials, subjects treated with Proxinium had demonstrated a 53% response rate, which consisted of the subjects that had a complete clinical resolution of a tumor (targeted or non-targeted) or subjects who had clinically and radiologically documented reduction in the size of the target tumor. Additionally, in one subject treated with Proxinium during these clinical trials, the targeted tumor became resectable following treatment, and, subsequently, the tumor was surgically removed. In our second Phase 1 clinical trial, 14 of the 16 evaluable EpCAM-positive subjects (87.5%) had either a "complete response," "response" or "stable" disease following Proxinium treatment, with 25% of subjects achieving a "complete response" of a tumor. In a Phase 2 clinical trial, we observed tumor shrinkage in 10 of the 14 evaluable subjects (71.4%). In addition, based on Eastern Cooperative Oncology Group criteria, eight of the 12 evaluable subjects (66.7%) remained stable or showed improvement by the end of the treatment time point, which averaged approximately two months. Data from our partially completed Phase 3 clinical trial showed that subjects treated with Proxinium exhibited an increased median survival of approximately 40% over six weeks. Proxinium has received orphan drug designation from the FDA and the European Medicines Agency, or the EMA, and Fast Track designation from the FDA. We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend for this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN in the United States. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017. We expect our primary endpoint in our Phase 3 clinical trial to be objective response rate under Response Evaluation Criteria in Solid Tumors, or RECIST, criteria. If this Phase 3 clinical trial is successful, we intend to initially pursue regulatory approval in the United States.

        In addition to our locally-administered TPTs, our pipeline also includes systemically-administered TPTs in development. Our systemically-administered TPTs are built around our proprietary de-immunized variant of the plant-derived cytotoxin bouganin, or deBouganin. Since the body's immune system naturally recognizes and attempts to eliminate foreign proteins, we designed our systemically-administered TPTs with a deBouganin payload to avoid inducing an immunogenic response. DeBouganin is constructed by mutating the immunogenic T-cell epitopes from bouganin so that they are not recognized by the immune system. A Phase 1 clinical trial revealed no clinically relevant immune response to the deBouganin payload. Our most advanced systemically-administered product candidates are VB6-845d and VB7-756 for the treatment of multiple types of EpCAM-positive solid tumors and human epidermal growth factor receptor 2, or HER2, positive cancers, respectively.

        Our lead systemically-administered product candidate, VB6-845d, is being developed for the treatment of multiple types of EpCAM-positive solid tumors. We intend to submit an Investigational New Drug Application, or IND, to the FDA by end of 2015 and initiate a Phase 1/2 clinical trial of VB6-845d in subjects with EpCAM-positive cancers in the first quarter of 2016 in the United States. We expect to begin reporting data from the Phase 1 portion of the clinical trial in the first quarter of 2017 and the Phase 2 portion of the clinical trial by the end of 2017. VB7-756 is a diabody based TPT being developed for the treatment of HER2-positive cancers, including breast and gastric cancers. Diabodies are stable, compact non-covalent scFv dimers. We intend to submit an IND to the FDA in the second half of 2016 and initiate a Phase 1 clinical trial of VB7-756 in subjects with HER2-positive cancers who have failed trastuzumab emtansine, or T-DM1, therapy in the third quarter of 2016. By the end of 2017, we expect to begin reporting data from this Phase 1 clinical trial.

        We maintain global development, marketing and commercialization rights for all of our product candidates. Upon regulatory approval for our product candidates, we will explore various commercialization strategies to market our products. If we obtain regulatory approval for Vicinium in BCG refractory high-grade NMIBC, we may build a North American specialty urology sales force to market the product or seek commercialization partners. If we obtain regulatory approval for our other product candidates, including Proxinium, we may seek partners with oncology expertise in order to maximize the commercial value of each asset or a portfolio of assets. We own or exclusively license worldwide intellectual property rights for all of our product candidates, covering our key patents with protection ranging from 2018 to 2036. See "Business—Intellectual Property" for additional details.

Our Differentiated Approach to Targeted Therapies

        We believe that our TPT construct will address many challenges experienced with existing ADCs. The basic construct for our TPTs and existing ADCs is similar as each is comprised of a targeting moiety that specifically binds to cancer cells and delivers a cytotoxic payload. However, existing ADCs have been associated with limitations that we believe are addressed by our TPTs.

Limitations of existing ADC approaches to treating tumors

        We believe existing ADCs have the following fundamental efficacy and safety challenges:

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  Deliver insufficient drug to tumors.  Existing ADCs utilize full-length antibodies, which, due to their large size, have a reduced ability to penetrate tumors, thereby reducing their efficacy.

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  Inability to kill a broad array of cancer cells within a tumor.  Subsets of cancer cells within tumors may have mechanisms to resist and not be responsive to the cytotoxic payloads, or small molecule chemotherapies, used in existing ADCs. These unresponsive subsets of cancer cells can survive treatment with ADCs and cause tumor progression.

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  Off-target toxicities due to unstable chemical linkage between targeting antibody and cytotoxic payload.  Existing ADCs utilize chemical linkage strategies to join antibodies to small molecule cytotoxic payloads. While in the circulatory system, these chemical linkages can break and release free cytotoxic payloads in the circulation. These free small molecule cytotoxic payloads are not targeted and cannot discriminate between dividing cancer cells and non-cancerous cells, thus resulting in increased off-target toxicities.

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  Limited combination therapy potential.  The release of free cytotoxic payloads in the tumor region can result in toxicity to immune cells that attack tumors. This effect on anti-tumor immune cells limits the potential utility of ADCs in combination therapies, including those employing immune checkpoint inhibitors.

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  Complex and challenging manufacturing process.  The multi-step manufacturing process of existing ADCs creates a non-homogenous product that limits efficacy and drives greater costs than our manufacturing process.

Advantages of our TPT platform

        We believe TPTs offer the following key advantages:

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  Deliver a greater amount of drug to tumors.  Our TPTs are designed with smaller targeting proteins that have an increased ability to exit the circulatory system and have binding properties designed to enable deeper penetration into targeted tumors, and we believe this will increase efficacy.

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  Ability to kill a broader array of cancer cells within a tumor.  Our novel cytotoxic payloads consist of proteins rather than small molecule cytotoxic payloads. We believe the larger size of our cytotoxic protein payloads helps circumvent multi-drug resistance mechanisms that can make certain cancer cells resistant to small molecule cytotoxic payloads. By contrast to existing ADCs, which employ cytotoxic payloads that inhibit cellular replication and are effective at killing rapidly proliferating cancer cells, our cytotoxic protein payloads inhibit protein synthesis and are designed to kill not only rapidly proliferating, but also slowly growing cancer cells, including tumor progenitor cells and cancer stem cells.

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  Increase safety due to a more stable linkage between targeting protein and cytotoxic payload.  Our single protein molecules are designed to remain intact until inside the cancer cell and to not release free cytotoxins into the circulatory system, thereby minimizing off-target toxicity.

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  Promote a therapeutic immune response.  We believe that the potent TPT toxin-mediated killing of cancer cells in this immunologically active setting leads to the efficient presentation of cancer antigens to the immune system, thereby promoting an anti-tumor cellular immune response. Our locally-administered TPTs utilize an immunogenic cytotoxic payload that we believe promotes a heightened immune response in the local tumor environment.

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  Potential combination with checkpoint inhibitors.  We believe that the induced immune response from our TPTs, while potentially effective on its own, could be made more effective in combination with certain immuno-oncology therapies, including checkpoint inhibitors.

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  Utilize a simpler and more efficient manufacturing process.  Our one-step manufacturing process creates a homogenous product that we believe will improve efficacy and result in lower manufacturing costs.

Our TPT Platform

        Our product candidates are based on our proprietary TPT platform and are focused on addressing areas of unmet medical need in cancer. Our novel TPTs have been designed to overcome the efficacy and safety challenges of existing ADCs and are being developed for both local and systemic administration. Our TPT platform utilizes proprietary targeting proteins, cytotoxic protein payloads and linker technologies to engineer customized single protein therapeutic agents through our one-step manufacturing process. We target tumor cell surface antigens that allow for rapid internalization into the targeted cancer cell and have limited expression in normal cells. We select antibody fragments, such as Fabs, scFvs, diabodies, bi-specifics or other constructs, depending upon the target therapeutic indication. Our TPTs are single protein therapeutics composed of targeting moieties genetically fused via linker domains to cytotoxic protein payloads that are produced through our proprietary one-step manufacturing process. For loco-regional applications, we utilize an immunogenic cytotoxic protein payload designed to both target cancer cells and promote a heightened local immune response against the tumor. For systemic applications, we use a de-immunized plant-based cytotoxic protein payload that we believe can be repeatedly administered without the generation of an efficacy-limiting immune response against the payload.

Locally-administered TPTs

        We utilize our TPTs with immunogenic cytotoxic protein payloads for tumors that can be targeted locally rather than systemically. Local administration allows for the TPT to reach the tumor without being cleared by the immune system. We believe that the use of our locally-administered TPTs with this immunogenic cytotoxic protein payload promotes a local immune response, which complements our TPTs in the treatment of cancer cells by heightening the body's immune system to fight the local release of cancer antigens. Local administration also allows us to maximize the concentration of the TPTs directly to tumors. Our most advanced locally-administered product candidates are Vicinium and Proxinium, which are both in late-stage clinical development, for the treatment of high-grade NMIBC and late-stage SCCHN, respectively. These TPTs are not, however, suitable for systemic administration over multiple doses because the body's immune system would recognize and eliminate foreign proteins, such as ETA, prior to their reaching targeted cancer cells.

Systemically-administered TPTs

        We utilize our TPTs with a de-immunized payload where systemic administration is required. Our systemically-administered TPTs currently in development are built around our proprietary de-immunized variant of the plant-derived cytotoxin bouganin, deBouganin. Since the body's immune system naturally recognizes and attempts to eliminate foreign proteins, we designed our systemically-administered TPTs with a deBouganin payload to avoid inducing an immunogenic response. DeBouganin is constructed by mutating the immunogenic T-cell epitopes from bouganin so that they are not recognized as foreign by the immune system. A Phase 1 clinical trial revealed no clinically relevant immune response to the deBouganin payload. Our systemically-administered product candidates are VB6-845d and VB7-756 for the treatment of multiple types of EpCAM-positive solid tumors and HER2-positive cancers, respectively.

Our Strategy

        We are committed to designing, engineering, developing and commercializing TPTs to identify and address oncology indications that suffer from a high unmet medical need. The key elements of our strategy are as follows:

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  Rapidly advance Vicinium through clinical development and obtain regulatory approval.  Based upon our September 2014 end of Phase 2 meeting with the FDA, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC in the United States and Canada. Based on safety and efficacy data observed at our highest dose exposures in our Phase 2 clinical trial, the FDA has agreed to our plan to employ a greater dose exposure in our Phase 3 clinical trial, which has similar end points to our Phase 2 clinical trial. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to pursue regulatory approval initially in the United States and Canada. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA regarding a regulatory pathway for European Union approval.

  •
  Rapidly advance Proxinium through clinical development and obtain regulatory approval.  We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend for this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN in the United States. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017. If this Phase 3 clinical trial is successful, we intend to initially pursue regulatory approval initially in the United States. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA and Health Canada regarding a regulatory pathway for European Union and Canadian approval, respectively.

  •
  Advance our systemically-administered product candidates, VB6-845d and VB7-756.  We intend to submit an IND to the FDA for VB6-845d by the end of 2015 and initiate a Phase 1/2 clinical trial in subjects with EpCAM-positive solid tumors in the first half of 2016. We intend to submit an IND to the FDA for VB7-756 in the second half of 2016 and initiate a Phase 1 clinical trial in subjects with HER2-positive cancers who have failed T-DM1 therapy in the second half of 2016.

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  Explore opportunities in combination therapies.  We plan to continue discussions with potential partners that utilize technologies whose mechanism of action could be complementary to our TPT platform. These technologies include, but are not limited to, checkpoint inhibitors, immune modulators and other immuno-oncology agents.

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  Expand on the value of selected product candidates through strategic partnerships.  We may decide to selectively partner with pharmaceutical and biopharmaceutical companies when we believe that a partner could bring additional resources and expertise to maximize the value of one or more of our product candidates.

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  Leverage our TPT platform to develop additional product candidates.  We intend to develop additional product candidates based on our TPT platform. Depending on the strategic and financial merits, we may enter into partnerships and collaborations to support these development efforts.

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  Maximize the commercial value of our product candidates.  We maintain global development, marketing and commercialization rights for all of our product candidates. If we obtain regulatory approval for Vicinium in BCG refractory high-grade NMIBC, we may build a North American specialty urology sales force to market the product or seek commercialization partners. Outside North America, we will seek commercialization partners with urology expertise. If we obtain regulatory approval for our other product candidates, including Proxinium, we may seek partners with oncology expertise in order to maximize the commercial value of each asset or a portfolio of assets.

Our Product Pipeline

        The following table sets forth our development stage programs:

(1)
Pending applications extend patent protection to at least 2036. See "Business—Intellectual Property" for additional details.

Vicinium

Overview

        Our most advanced locally-administered product candidate, Vicinium, is being developed for the treatment of high-grade NMIBC. Vicinium utilizes an immunogenic cytotoxic protein payload that is a truncated form of ETA produced by the bacterial species, Pseudomonas, and is designed to target EpCAM-positive cancer cells, while minimizing toxicity to non-cancerous cells. In a completed Phase 2 clinical trial, Vicinium showed evidence of dose dependent clinical efficacy. In this Phase 2 clinical trial, of the 45 evaluable subjects, 44% achieved a CR or no evidence of disease, and 16% remained disease-free for at least 18 months. Median time to disease recurrence was 274 days for subjects achieving a CR following a six-week induction phase, and this was extended to 408 days for subjects achieving a CR following a longer 12-week induction phase. Subjects who remain disease-free are able to avoid radical cystectomy, which is an important goal in the treatment of bladder cancer. Vicinium was generally well-tolerated with no subjects discontinuing treatment in our Phase 1 and Phase 2 clinical trials.

        Based upon our end of Phase 2 meeting with the FDA in September 2014, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC in the United States and Canada. Based on safety and efficacy data observed at our highest dose exposures in our Phase 2 clinical trial, the FDA has agreed to our plan to employ a greater dose exposure in our Phase 3 clinical trial, which has similar end points to our Phase 2 clinical trial. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to pursue regulatory approval initially in the United States and Canada. Also, in July 2015, we submitted a Clinical Trial Application, or CTA, to Health Canada to begin our Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC. In September 2015, we received a No Objection Letter from Health Canada, permitting us to proceed with our Phase 3 clinical trial in Canada. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA regarding a regulatory pathway for European Union approval. We own or exclusively license worldwide rights to our Vicinium intellectual property portfolio that provides unextended patent term until 2024, and, if our pending patent applications for Vicinium are granted patent protection until at least 2036. See "—Intellectual Property" in this prospectus. Overall, we believe that our efficacy and safety data support the continued clinical development of Vicinium to fulfill a significant unmet medical need in subjects with BCG refractory high-grade NMIBC.

Disease overview

        Most cancers that form in the bladder are transitional cell carcinomas that derive from the transitional cell lining of the bladder. Transitional cell carcinoma of the bladder can be characterized as either high-grade or low-grade. Low-grade bladder cancer often recurs in the lining of the bladder after treatment, but rarely invades the muscular wall of the bladder or spreads to other parts of the body and is unlikely to be fatal. High-grade bladder cancer commonly recurs in the bladder, has a strong tendency to invade the muscular wall of the bladder, spreads to other parts of the body and is much more likely to result in death. Bladder cancer is also divided into muscle-invasive and NMIBC, based on invasion of the muscularis propria, which is the thick muscle deep in the bladder wall. Muscle-invasive disease is more likely to spread to other parts of the body. There are three forms of high-grade NMIBC, which are Ta, which is a papillary tumor in the innermost layer of the bladder lining, T1, which is a papillary tumor that has started to grow into the connective tissue beneath the bladder lining, and carcinoma in situ, or CIS, which are flat lesions of the transitional cell lining of the bladder. Papillary tumors are generally low-grade with low risk of progression, although about two to nine percent are high-grade, with a moderately high risk of progression to muscle-invasive bladder cancer. CIS tumors are always high-grade, with a worse prognosis than papillary tumors. CIS tumors appear more irregular and abnormal under a microscope and the tumors are more aggressive, with a high probability of progression to muscle-invasive disease. The risk of progression to muscle-invasive and/or metastatic disease is a continuum from Ta to Tis, which is a papillary tumor only growing in the most superficial layer of tissue, without growing into deeper tissues, to T1. Furthermore, the incidence of CIS in conjunction with Ta or T1 tumors results in a higher risk of recurrence and progression. About 75% of bladder cancers are non-muscle invasive. Of these, Ta tumors account for about 70%, CIS accounts for about 10% and T1 tumors account for about 20%. The current standard of care for patients with muscle-invasive bladder cancer is radical cystectomy.

        Worldwide, there were 429,000 new cases of bladder cancer diagnosed in 2012 and 165,000 deaths. The global prevalence of bladder cancer is estimated at 2.7 million. According to the American Cancer Society, approximately 74,000 new cases of bladder cancer will be diagnosed in 2015 and there will be approximately 16,000 deaths and 10,000 radical cystectomies due to bladder cancer in the United States during 2015. NMIBC makes up 70% to 80% of all bladder cancers. The high recurrence rate and ongoing invasive monitoring requirement of bladder cancers are the key contributors to the economic and human toll of this disease. Bladder cancer occurs predominantly in older patients (about nine of the 10 people with bladder cancer are over the age of 55 years). The median age at diagnosis is approximately 73 years. Overall, the five year survival rate for bladder cancer in the United States is 77%. While the five year survival rates are 98% for stage zero and 88% for stage one NMIBC, once the cancer becomes invasive, the rates drop dramatically with five year survival rates of 63%, 46% and 15% for stage two, three and four muscle invasive bladder cancers, respectively. We are targeting subjects with BCG refractory high-grade NMIBC. We estimate that this segment of the U.S. market is approximately 65,000 patients. We would expect that, if Vicinium is approved by the FDA, patients would receive treatment until disease progression.

Current approaches to treatment

        Within high-grade NMIBC, the initial treatment of Ta or T1 is transurethral resection of the bladder tumor, or TURBT, followed by BCG treatment. For CIS, where TURBT is not an option, BCG is the standard of care. In 2009, Valstar was re-launched in the United States for the treatment of BCG refractory CIS bladder cancer in subjects for whom radical cystectomy is not an option. Due to drug resistance and toxicities, Valstar has had limited utility.

        BCG is a live attenuated strain of Mycobacterium bovis, with a diminished virulence in humans. Since BCG works by utilizing an immune/inflammatory mechanism, BCG is generally initiated only two to four weeks after TURBT, allowing the urothelium to heal and lowering the risk of systemic infection. When bladder tumors have been completely resected, BCG is used as adjuvant therapy to prevent recurrence. In patients with residual disease after resection, BCG helps to eradicate residual disease and delay progression. The BCG regimen consists of an induction phase followed by a maintenance phase. The induction phase involves six consecutive once-weekly instillations, or filling the bladder through a catheter. The maintenance phase involves three consecutive once-weekly instillations repeated every three months for at least one year. The response rate to a single induction phase of BCG is 60% to 70% with an additional 30% to 50% of the non-responders becoming responders following a second induction phase. However, BCG's failure rate for all responders is estimated to be as high as 50% within the first 12 months of treatment and 90% within five years. For patients who fail treatments of BCG, radical cystectomy is recommended due to the risk of progression to muscle invasive disease, which greatly reduces a patient's prognosis. For patients who fail treatment with BCG, radical cystectomy is recommended due to the risk of progression to muscle invasive disease, which greatly diminishes a patient's prognosis.

        Radical cystectomy is a complex surgery with a high complication rate of 25% to 35% and a mortality rate of 1% to 3%, with short-term risks including bleeding and/or clots, infections, bowel obstruction, bowel perforation, peritonitis and injury to the urethra. The impact of radical cystectomy is life-altering, with major lifestyle changes, including incontinence and sexual dysfunction, and daily issues related to management of the external bag for urine collection.

        Other than Valstar, there are no other approved therapies for BCG refractory CIS bladder cancer. However, there are various other product candidates in development for the treatment of bladder cancer, such as ABI-009, ALT-801, CG0070, Everolimus, Gemcitabine, HS-410, Instiladrin and Urocidin.

Clinical trials and pre-clinical studies

        Pre-clinical studies.    Our in vitro studies of Vicinium in bladder cancer cell lines demonstrated activity following an exposure time equivalent to clinical dosing. The anti-tumor activity of Vicinium was also evaluated against human tumor xenografts (SCCHN, colorectal and small cell lung carcinoma cell lines) using an athymic mouse model. Mice bearing EpCAM-positive human tumor xenografts implanted subcutaneously were administered 0.25-0.5 mg/kg of Vicinium by intravenous injection, and tumor size monitored over the course of the pre-clinical study (33 to 51 days post-initiation of treatment) and compared to that of an untreated tumor-bearing group. Vicinium demonstrated significant tumor growth suppression.

        Vicinium is designed to be a local therapy and is administered by intravesical instillation directly to the bladder. As such, systemic exposure to Vicinium is not anticipated to occur and has not been seen in clinical trials. As the bladder is an isolated organ that is generally accepted to be impermeable to macromolecules present in the blood or urine, it is expected that Vicinium will be contained within and eliminated from the bladder. Nonetheless, the pharmacokinetics, or PKs, toxicokinetics and immunogenicity of Vicinium were evaluated following local administration through repeated subcutaneous injection in rodents and non-human primates. Vicinium repeatedly administered subcutaneously in both rats and Cynomolgus monkeys did not result in any product candidate-related systemic toxicity. Toxicities associated with subcutaneous administration were limited to localized irritation with skin lesions resolving by the end of the pre-clinical study. Vicinium was found to be immunogenic in all species tested with anti-drug antibodies observed after seven days of dosing.

        Phase 1 clinical trial.    We initiated an open-label, dose-escalating Phase 1 clinical trial of Vicinium in September 2004, at 22 sites in Canada. We enrolled 64 subjects with high-grade Ta or T1 tumors with or without CIS (17 of which had CIS) and who had previously failed at least one treatment of BCG and whose principal alternative was radical cystectomy. The Phase 1 clinical trial was designed to assess safety and determine the maximum tolerated dose, and the recommended Phase 2 dose. The secondary objective was to explore the anti-tumor activity of Vicinium. In addition, information on PK properties and immunogenicity was obtained.

        Eight dose levels were initially evaluated, ranging from 0.1 to 10.56 mg dose given once weekly for six consecutive weeks. Each dose was administered by instillation and held for two hours prior to voiding. Safety data from each dose cohort was evaluated after three weeks of treatment before proceeding to the next dose cohort. A maximum tolerated dose was not reached; therefore, additional escalations through 13.73 mg, 17.85 mg, 23.20 mg and 30.16 mg were undertaken. No dose-limiting toxicities, or DLTs, were reported and no maximum tolerated dose was reached in these additional dose-escalations. Vicinium was generally well-tolerated at these doses. Vicinium showed favorable PK properties with no systemic exposure.

        A CR was defined in this Phase 1 clinical trial as non-positive urinary cytology and either normal cystoscopy or abnormal cystoscopy with negative biopsy. Of the 64 subjects enrolled, only 61 were considered to be evaluable for efficacy as two subjects were excluded from the analysis due to an absence of BCG treatment prior to this Phase 1 clinical trial, and there was one unrelated death for whom no final tumor assessment was obtained. Evidence of clinical efficacy, as defined by a CR, was achieved by 24 of the 61 randomized subjects (39%). Only three of the 17 subjects (18%) treated in the 0.1-<1mg/dose range were CRs. In contrast, seven of the 14 subjects (50%) treated in 1.0-<10mg/dose range and 14 of the 30 subjects (46.7%) treated in the ≥10mg/dose range experienced CRs at the three month assessment. Of the subjects with CIS, five of the 17 subjects (29%) achieved a CR, while CRs were observed in seven of the 16 subjects with T1 (43.8%) and 12 of the 28 subjects with Ta (42.8%). This Phase 1 clinical trial was completed in April 2006.

        Phase 2 clinical trial.    Based on our Phase 1 clinical trial conducted in Canada, we submitted the IND for Vicinium to the FDA in August 2005, and we initiated an open-label Phase 2 clinical trial of

Vicinium in March 2007 at 20 sites, in Canada and the United States. We enrolled 46 subjects with CIS (with or without Ta or T1) who had previously failed at least one treatment of BCG and whose principal alternative was radical cystectomy. Of the 46 subjects enrolled, 27 subjects (58.7%) had failed at least two rounds of BCG treatment. The Phase 2 clinical trial was designed to determine the tolerability and explore the potential for clinical benefit from Vicinium. Clinical benefit is defined in this Phase 2 clinical trial as a CR or no evidence of disease at the three month evaluation. A CR was defined in this Phase 2 clinical trial as no histological evidence of disease and negative urine cytology. Any cases with no histological evidence of disease on initial biopsy but atypical or suspicious urine cytology were also considered CRs only if they remained negative after being evaluated with repeat biopsy, directed and random. Vicinium showed evidence of clinical efficacy or a CR. A durable CR was a subject that obtained a CR and remained disease-free for a period of at least 12 months from initiation of treatment. A secondary objective was to compare the maintenance treatment phase response rates to Vicinium.

        The dosing regimen for our Phase 2 clinical trial included an induction phase followed by a maintenance phase and then nine weeks of no treatment. There were two treatment groups in this Phase 2 clinical trial. Treatment Arm A consisted of 23 subjects, of which 22 were ultimately evaluable as one subject violated eligibility requirements early in this Phase 2 clinical trial. Twenty-two subjects in the induction phase received six consecutive once-weekly instillations of 30 mg of Vicinium. At the three-month assessment, subjects with residual disease but no disease progression—where disease progression is defined as being muscle invasive—were eligible for either a second induction phase or a maintenance phase, which consisted of three consecutive once-weekly instillations repeated every three months for at least one year. Of the 13 subjects unable to achieve a CR at the three-month assessment, nine subjects elected for additional treatment. From these nine, two became CRs after receiving maintenance dosing. Treatment Arm B was added to achieve increased exposure to Vicinium during the induction cycle. In Treatment Arm B, 23 subjects in the induction phase received 12 consecutive once-weekly instillations of 30 mg Vicinium. At the three-month assessment, subjects with residual disease but no disease progression—where disease progression is defined as being muscle invasive—were eligible for the maintenance phase, which consisted of three consecutive once-weekly instillations.

        Subjects discontinued treatment if they exhibited progressive disease after induction treatment in either treatment arm.

        The following charts demonstrate the responses in this Phase 2 clinical trial in Treatment Arm A and Treatment Arm B. The data below shows the percentage change in surface area of cancer within the bladder, based on bladder mapping data utilizing cystoscopy, which is an industry-standard diagnostic tool, in 40 subjects.

Treatment Arm A

Treatment Arm B

        This Phase 2 clinical trial was completed in September 2009.

        Near the completion of this Phase 2 clinical trial in 2009, Valstar was re-launched in the United States for the treatment of BCG refractory CIS bladder cancer in subjects for whom radical cystectomy is not an option. However, because physicians were not widely prescribing Valstar to their patients and it was not an approved therapy in Europe, this disrupted our originally designed clinical path of a head-to-head pivotal Phase 3 clinical trial of Vicinium against Valstar. Due to the uncertainty of the standard of care in this space, our efforts were put on hold until a clear clinical path was established. In May 2013, the FDA co-sponsored a public workshop where it evaluated potential trial designs for the development of therapies for NMIBC and specifically provided regulatory guidance supporting the idea that a single-arm clinical trial could provide sufficient evidence of benefit if the results were robust. The panel suggested it is acceptable to include high-grade papillary subjects without CIS in a clinical trial with CIS subjects because the clinical management and outcome if left untreated is considered to be the same. Thereafter, we began discussions with the FDA and refocused our resources to commence an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC.

        Safety data.    We believe that our safety data from 109 evaluable subjects in our Phase 1 and Phase 2 clinical trials support further development of Vicinium. However, there were no Grade 4 or Grade 5 serious adverse events that were considered by the clinical investigator to be related to Vicinium. There was one Grade 5 serious adverse event, or death, which was determined by the clinical investigator to be unrelated to Vicinium. The most common treatment-related Grade 3 serious adverse events were an abnormally frequent passage of small amounts of urine, blood in the urine and painful urination, the majority of which were considered to be mild or moderate in severity. No subjects discontinued treatment due to a Vicinium-related adverse event during the Phase 1 and Phase 2 clinical trials.

Vicinium Phase 3 clinical trial development plan

        Based upon our September 2014 end of Phase 2 meeting with the FDA, in the third quarter of 2015, we commenced an open-label, non-randomized Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC in the United States and Canada. Based on safety and efficacy data observed at our highest dose exposures in our Phase 2 clinical trial, the FDA has agreed to our plan to employ a greater dose exposure in our Phase 3 clinical trial, which has similar end points to our Phase 2 clinical trial. We expect to report interim data from this Phase 3 clinical trial in the fourth quarter of 2016. If this Phase 3 clinical trial is successful, we intend to initially pursue regulatory approval in the United States and Canada. Also, in July 2015, we submitted a CTA to Health Canada to begin our Phase 3 clinical trial of Vicinium in subjects with BCG refractory high-grade NMIBC. In September 2015, we received a No Objection Letter from Health Canada, permitting us to proceed with our Phase 3 clinical trial in Canada. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA regarding a regulatory pathway for European Union approval. Our proposed Phase 3 clinical trial protocol is as follows:

Dose	•	30 mg of Vicinium (in 50 mL of saline)
Primary endpoint	•	Complete response rate in subjects with CIS with or without resected papillary disease.
	•	A complete response is defined as one of the following:
		o	normal cystoscopy and non-positive or non-suspicious urine cytology; A negative biopsy (or biopsy revealing only low-grade disease) is required in lieu of a normal cystoscopy; OR
		o	negative biopsy (or biopsy revealing only low-grade disease) and non-positive repeat urine cytology; OR
		o	cystoscopy or biopsy revealing low-grade (Ta) papillary disease that may be managed by TURBT, and not requiring cystectomy or other chemotherapy.
	•	Duration of response will be estimated (Kaplan-Meier Estimate) for those subjects who experience a complete response.
Secondary endpoints	•
Event-free survival, defined as the interval from the date of first dose of study treatment to an event, in all subjects calculated by Kaplan-Meier estimate. An event is defined as one of the following:
o
in subjects with CIS with or without papillary disease, as persistent high-grade disease (failure to achieve a complete response) or recurrence of CIS or high-grade papillary disease after achieving a complete response; OR
		o	in subjects with papillary disease alone, as recurrence of papillary disease of high-grade Ta, T1, or low grade T1 disease if that was the baseline disease, or development of CIS;
		o	tumor recurrence, tumor progression to muscle invasive bladder cancer, cystectomy for any reason, or death are also events in either subgroup.
	•	Complete response rate in subjects after three, six, nine, 12, 15, 18, 21, and 24 months of Vicinium therapy.
	•	Time to cystectomy, defined as the time from the date of the first dose of study treatment to physical removal of the bladder.
•
Time to disease recurrence, defined as the number of weeks from the date of the first documented no histological evidence of high-grade disease at the end of the induction phase to the date of the first disease recurrence.
	•	Time to progression, defined as the time from the date of first dose of study treatment to the date of invasive disease.
	•	Progression-free survival rate, defined as the time from the date of first dose of study treatment to the date of invasive disease or death due to any cause.
	•	Overall survival, defined as the time from the date of the first dose of study treatment to death at any cause.
	•	Safety and tolerability.

        Overall, we believe that our efficacy and safety data support the continued clinical development of Vicinium to fulfill a significant unmet medical need in subjects with BCG refractory high-grade NMIBC.

Potential future indications

        Based on the safety and efficacy data in our Phase 1 and Phase 2 clinical trials of Vicinium, we also believe that there are several other potential applications for Vicinium that we may elect to pursue, including low-grade bladder cancer, first-line treatment prior to BCG treatment and potential treatments in areas during shortages of BCG.

Proxinium

Overview

        Our second most advanced locally-administered product candidate, Proxinium, is being developed as a treatment for patients with late-stage SCCHN. Proxinium utilizes an immunogenic cytotoxic protein payload that is a truncated form of ETA produced by the bacterial, Pseudomonas, and is designed to target EpCAM-positive cancer cells, while minimizing toxicity to non-cancerous cells. While the Phase 3 clinical trial of Proxinium was terminated early due to challenges related to subject enrollment and retention, 133 randomized subjects showed an increased median survival of approximately 40% over six weeks in subjects receiving Proxinium in addition to best supportive care, or BSC. Combined results from two Phase 1 clinical trials encompassing 44 subjects have shown complete resolution or reduction in size of targeted tumors in 16 of the 30 evaluable EpCAM-positive subjects (53.3%). An additional 27% of evaluable subjects had stable disease and, therefore, the results indicate an overall tumor control rate of approximately 80%. Proxinium was generally well-tolerated during the clinical trials.

        In our clinical trials involving Proxinium, we have also observed some complete and partial responses and stable disease in non-injected tumors. We believe that TPT mediated killing of cancer cells leads to a selective release of cancer antigens into the local tumor environment, which is driven by our immunogenic cytotoxic protein payload that creates a heightened cross priming effect, whereby naïve cytotoxic T cells are stimulated by antigen presenting cells, such as dendritic cells, presenting tumor cell surface antigens following the death of cancer cells.

        We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend for this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN in the United States. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017. If this Phase 3 clinical trial is successful, we intend to initially pursue regulatory approval in the United States. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA and Health Canada regarding a regulatory pathway for European Union and Canadian approval, respectively. We own or exclusively license worldwide rights to our Proxinium intellectual property portfolio that provides unextended patent term until 2024 and, if our pending composition of matter patent applications for Proxinium are granted, until at least 2036. See "—Intellectual Property" in this prospectus. Overall, we believe that our efficacy and safety data support the continued clinical development of Proxinium to fulfill a significant unmet medical need in subjects with late-stage SCCHN.

Disease overview

        Head and neck cancers, which include cancers of the oral cavity, pharynx and larynx, are collectively the seventh most common cancers in the world. Head and neck cancer develops from the mucosal linings of the upper aerodigestive tract, comprising of the nasal cavity and paranasal sinuses, the nasopharynx, the hypopharynx, larynx, and trachea, and the oral cavity and oropharynx. Squamous cell carcinoma is the most frequent malignant tumor of the head and neck region. Invasive head and neck cancers arise in most cases from preneoplastic lesions grouped under the term dysplasia. Dysplastic lesions present with an increased likelihood of progressing to squamous cell carcinoma. The altered epithelium displays architectural and cytological changes that range from mild to severe.

        The American Cancer Society predicts that there will be approximately 59,340 new cases of head and neck cancers in the United States in 2015, of which 45,780 cases are attributed to cancers of the oral cavity and pharynx and 13,560 cases are attributed to cancer of the larynx. Most are head and neck cancers are biologically similar with more than 90% being squamous cell carcinomas that commonly originate in the epithelium. They are strongly associated, more so than other cancers, with certain environmental and lifestyle risk factors, and worldwide incidence exceeds 500,000 cases annually. New treatment modalities have been undermined by the approximately 10% to 25% of cured patients who subsequently develop second primary tumors due to field cancerization. These second primary tumors are one of the leading factors in the 40% to 50% five year survival rate. Based on our immunohistochemical test used during our clinical trials of Proxinium, we believe that approximately 84% of late-stage SCCHN are EpCAM positive. We are initially developing Proxinium to potentially address late-stage SCCHN. We would expect that, if Proxinium is approved by the FDA, patients would receive treatment until disease progression.

Current approaches to treatment

        Existing treatment options for SCCHN include surgery, drug therapies, radiation therapies or a combination of therapies. There is no treatment option for patients who progress after receiving these treatments. Approximately 60% of patients with head and neck cancer have locally recurrent disease and distant metastases occur in 20% to 30% of patients. Currently, Erbitux, an anti-epidermal growth factor receptor, or EGFR, antibody, is the only FDA approved targeted therapy for the treatment of late-stage SCCHN. Erbitux has been approved as a first-line therapy for late-stage SCCHN in combination with platinum-based therapy plus flourouracil, or 5-FU. Erbitux has also attained approval as a monotherapy or in combination with radiation therapy for second-line treatment of late-stage SCCHN in patients that have failed platinum-based therapy based on a 13% objective response rate against the targeted tumor at six months utilizing computerized tomography, or CT scanning. The five year survival rate for patients with locally recurrent disease is reported to be 40% to 50% and loco-regional recurrence is the predominant cause of failure. In addition, more than 50% of all patients who die from head and neck cancers have loco-regional disease as the only site of failure. If head and neck cancers are not controlled locally, they can infringe on the esophagus and airway, compromising nutrition and respiratory functions and often resulting in significant anatomic disfigurement. As such, the management of locally recurrent disease requires a multidisciplinary approach involving an array of specialists with an expertise in head and neck cancers.

Clinical trials and pre-clinical studies

        Pre-clinical studies.    Pre-clinical data from in vitro and in vivo studies of Proxinium have demonstrated the potential to be safe in humans and to have clinical activity. In vitro pharmacology studies have demonstrated that Proxinium exhibits potent cytotoxicity against numerous EpCAM-positive cell lines, including SCCHN, bladder tumor and prostate tumor cell lines. Proxinium has also demonstrated anti-tumor activity in several human tumor xenograft animal models expressing EpCAM, including those derived from human squamous cell carcinomas. Further, synergistic and additive effects were observed in these in vitro pharmacology studies with Proxinium in combination with various anti-cancer agents, as well as with radiation therapy. Toxicological studies in Sprague-Dawley rats showed no clear evidence of systemic toxicity whether given via intradermal or subcutaneous injection. The only dose-related reactions were at the injection site with most lesions resolving by the end of the observation period. Plasma concentrations of animal in a seven-day toxicology study conducted in Sprague-Dawley rats were 50 ng/mL at four hours after squamous cell injection and approximately 1,000 ng/mL at 10 minutes following intravenous injection on day one. These blood levels are approximately 5- and 100-fold higher, respectively, than the mean Cmax measured in subjects administered 700 mg weekly for four weeks (10,936 pg/mL) through the intratumoral route. In in vivo pharmacology studies in human tumor xenograft mouse models, we observed evidence of tumor growth suppression. In summary, in vitro and in vivo pre-clinical data have shown that the anti-cancer agent Proxinium preferentially binds to tumor cells and has an acceptable safety profile. The local and systemic toxicological profile for Proxinium in Sprague-Dawley rats has been defined with toxicological effects at doses 1,000-fold greater than the IC50 for activity on tumor cells.

        First Phase 1 clinical trial.    We initiated an open-label, dose-escalating Phase 1 clinical trial of Proxinium in December 2003 at three sites in Russia. We enrolled 24 subjects with late-stage SCCHN who had previously undergone prior radiation therapy, with a majority having completed at least one chemotherapy cycle. In addition, based on our immunohistochemical test used during this Phase 1 clinical trial of Proxinium, 17 of the 24 subjects (70.8%) enrolled in this Phase 1 clinical trial had tumors that tested positive for EpCAM. The Phase 1 clinical trial was designed to determine the maximum tolerated dose and the recommended Phase 2 dose. Secondary objectives included evaluation of safety, tolerability, PK profile and efficacy endpoints. In addition, information on PK properties and immunogenicity, as well as a preliminary assessment of tumor response, was obtained.

        Subjects received two cycles of Proxinium administered once per day for five consecutive days, with doses ranging from 20 µg to 280 µg, followed by 23 days off. Two DLTs occurred at the 280 µg dose level, establishing this dose to be the maximum tolerated dose. The DLTs observed in the two subjects were elevated liver enzyme tests, which were not associated with any signs of liver damage or toxicity, were asymptomatic and were transient as they resolved to baseline values.

        Objective tumor responses were measured by caliper, CT scans and digital photography from baseline to final assessment. Responses and stable disease were observed in six of the 14 (42.9%) and four of the 14 (28.6%) evaluable subjects with EpCAM-positive tumors, respectively, for an overall response rate of 71.4% (10 of the 14 evaluable subjects). All six of the evaluable subjects with EpCAM-negative tumors had progression of their target tumors. In addition, the 10 subjects with EpCAM-positive tumors and who had responses or stable disease had a survival time of 278 days compared with a survival time of 124 days for the six subjects with EpCAM-negative tumors. The 14 evaluable EpCAM-positive subjects had a survival time of 207 days. This Phase 1 clinical trial was completed in October 2004.

        Second Phase 1 clinical trial.    We initiated a second open-label, dose-escalating Phase 1 clinical trial of Proxinium in June 2004 at four sites in Brazil. We enrolled 20 subjects with late-stage SCCHN. All of the subjects enrolled in this Phase 1 clinical trial had undergone prior radiation therapy, with a majority having completed at least one chemotherapy cycle. Eighteen of the 20 subjects (90%) tested positive for EpCAM, of which two subjects were non-clinically evaluable. Preliminary efficacy data indicated 14 of the 16 evaluable EpCAM-positive subjects (87.5%) had either a "complete response," "response" or "stable" disease following Proxinium treatment, with 25% of subjects achieving a "complete response" of a tumor. The second Phase 1 clinical trial was designed to determine the maximum tolerated dose and the recommended Phase 2 dose. Secondary objectives included evaluation of safety, tolerability, PK profile and efficacy endpoints.

        Subjects received Proxinium once weekly for four weeks with initial doses ranging from 100 µg to 930 µg, followed up by four weeks with once weekly doses ranging from 100 µg to 930 µg. The maximum tolerated dose was established at 930 µg, based on the occurrence of DLTs in two of the five subjects in this cohort. The DLTs observed in the two subjects were elevated liver enzyme tests. In both cases, the elevated liver enzyme tests were not associated with any signs of liver damage or toxicity, were asymptomatic, and resolved to baseline values.

        Therapeutic exploratory endpoints were analyzed to evaluate the tumor response and anti-tumor activity of Proxinium. RECIST criteria was not used in this Phase 1 clinical trial and instead the clinical investigator used the following definitions for tumor responses: "complete response" was the complete clinical resolution of a tumor (targeted or non-targeted), "response" was defined as clinically and radiologically documented reduction in the size of the target tumor indicative of anti-tumor activity from baseline to final, "stable" was defined as no clinically significant change in the disease state captured through clinical or radiological assessments from baseline to final and "progression" was defined as an increase in the size of the target tumor from baseline to the final assessment. The best overall tumor response of the targeted tumor was based upon weekly CT scan tumor measurements taken throughout this Phase 1 clinical trial.

        A subject was considered to have a positive outcome if a "complete response," "response" or "stable" disease following the treatment period. The overall tumor response was based upon three data sets including (i) measurements of the tumors, (ii) overall assessment of the tumor (including qualitative changes) and (iii) an independent third party assessment of radiological data. In addition, an association between tumor response, immunohistochemical (EpCAM) results, dose level and the presence or absence of anti-Proxinium antibodies, were investigated.

        The following table demonstrates the response rate of subjects with EpCAM-positive tumors in this Phase 1 clinical trial:

Number of evaluable subjects	Complete response	Response	Stable response	Response of progression
16	4 of the 16 (25.0%)	6 of the 16 (37.5%)	4 of the 16 (25.0%)	2 of the 16 (12.5%)

        An example of a "complete" response obtained in a Proxinium injected tumor in the second Phase 1 clinical trial can be seen in FIGURE 1, FIGURE 2, FIGURE 3 and FIGURE 4 below.

FIGURE 1. Before-treatment of late-stage SCCHN with Proxinium.	FIGURE 2. After four weeks of treatment of late-stage SCCHN with Proxinium.
FIGURE 3. Before-treatment of late-stage SCCHN with Proxinium.	FIGURE 4. After four weeks of treatment of late-stage SCCHN with Proxinium.

        A "Non-target tumor response" was observed in four of the 20 subjects (20%) in the second Phase 1 clinical trial where subjects were administered Proxinium weekly and one of the 15 subjects (6.7%) in the Phase 2 clinical trial, which is discussed below, where subjects were administered Proxinium weekly. In such cases, tumor responses were seen in loco-regional tumors that themselves had not been injected with Proxinium, but were adjacent to, and in one case bi-lateral to the injected tumor. An example of a non-target tumor response is shown in FIGURE 3 and FIGURE 4 above. We believe that this non-target tumor response may be a consequence of surrounding cancer cells dying in response to Proxinium through diffusion (or the local spread of Proxinium) and cross priming of the immune system or the selective release of cancer antigens into the local immune tumor environment. This Phase 1 clinical trial was completed in March 2005.

        Phase 2 clinical trial.    We submitted the IND for Proxinium to the FDA in August 2005. We initiated an open-label Phase 2 clinical trial of Proxinium in March 2006 at nine sites in Canada and twenty-one sites in the United States. We enrolled 15 subjects with refractory locally recurrent disease, which means that the subject must have progressed on or after receiving, or was unable to tolerate, at least one anti-cancer treatment regimen or had to have previously documented refusal of treatment for locally recurrent disease. The Phase 2 clinical trial was designed to determine the safety, tolerability and recommended dose of intratumorally injected Proxinium. Secondary objectives were to evaluate principal target tumor and target tumor response rates, determine the time to progression of the principal target tumor, overall survival time and progression-free survival, and also to confirm the PK profile and assess immunogenicity of intratumorally injected Proxinium.

        The dosing regimen for our Phase 2 clinical trial included intratumoral injections once per week at 500µg or 700µg. Although the small sample size does not allow for statistical evaluation of treatment effects, it was expected that the Phase 2 clinical trial would provide some additional evidence of the therapeutic effect of Proxinium for control of local or regional late-stage SCCHN, as well as a survival benefit for those subjects. To be eligible for measurement of a radiographically confirmed response, a subject had to have a radiographic assessment at baseline/day one and at least two additional radiographic assessments, not less than four weeks apart, after day one. According to this definition, eight subjects were eligible for a principal tumor radiological response valuation. In order to assess best tumor response, at least two CT scans, one at baseline and one post-baseline, were required. Best tumor response was defined in this Phase 2 clinical trial as the greatest degree of decrease in tumor size observed throughout the clinical trial. Bidimensional tumor measurements were used to determine tumor size. Bidimensional measurements of a tumor were based on its longest diameter and the greatest perpendicular measurement from this diameter from CT scans.

        RECIST criteria was not used in this Phase 2 clinical trial and instead the clinical investigator used the following definitions for tumor responses. A "complete response" was defined in this Phase 2 clinical trial as the clinically and radiologically documented complete disappearance of the principal target tumor or other target tumors, based on bidimensional measurement as determined by two radiological observations not less than four weeks apart. A "partial response" was defined in this Phase 2 clinical trial as a 50% or more decrease of the bidimensional measurements in the principal target tumor that had been measured as compared to baseline. "Progressive disease" was defined in this Phase 2 clinical trial as either: at least a 25% increase of the bidimensional measurements for tumors greater than four cm2 or at least a 50% increase of the bidimensional measurements for tumors less than four cm2 in the principal target tumor as compared to the nadir, which was defined in this Phase 2 clinical trial as the smallest radiologically determined tumor size achieved during the clinical trial. "Stable disease" was defined in this Phase 2 clinical trial as disease that meets neither the "partial response" nor the "progressive disease" criteria during or following active treatment and based on the sum of its bidimensional measurements, includes a less than 25% increase in tumor size for tumors greater than four cm2, or a less than 50% increase in tumor size for tumors less than four cm2. Tumor measurements that were radiographically confirmed showed that four of the eight evaluable subjects (50%) demonstrated "stable disease" for their principal tumor.

        When radiographic best responses were evaluated at any two treatment time points, including baseline, 13 of the 14 evaluable subjects (92.9%) showed "stable disease" or partial response, with 10 of the 14 evaluable subjects (71.4%) showing a decrease in tumor size ranging from 4% to 85%. Measurements of the principal target tumors taken at baseline and at final visit showed that three of the eight evaluable subjects (37.5%) had decreases in principal tumor size ranging from 4% to 35%. Performance status as assessed with the Eastern Cooperative Oncology Group scale showed that 66.7% of evaluable subjects remained stable or showed improvement during Proxinium treatment. These results suggest that Proxinium may be effective in the treatment of EpCAM-positive late-stage SCCHN.

        This Phase 2 clinical trial was completed in August 2007.

        Phase 3 clinical trial.    We initiated a randomized Phase 3 clinical trial of Proxinium in January 2006 at 75 sites globally. Total enrollment was planned for 292 subjects with late-stage SCCHN and the protocol included two periods: a Phase 2 lead-in period comprised of 30 subjects and a Phase 3 period comprised of 262 subjects. Each subject's locally recurrent disease had to be refractory, which means that the subject must have progressed on or after receiving, or was unable to tolerate, at least one anti-cancer treatment regimen or had to have previously documented refusal of treatment for locally recurrent disease.

        The Phase 3 clinical trial was designed to evaluate the tolerability, magnitude and statistical significance of clinical benefit. This Phase 3 clinical trial was conducted to compare the overall survival time associated with intratumorally injected Proxinium and safety and efficacy data of Proxinium in combination with BSC versus BSC alone, in subjects with locally recurrent disease who had received at least one anti-cancer treatment regimen for such locally recurrent disease. Secondary objectives were to compare the loco-regional response rate and duration of loco-regional response, the local progression-free survival, symptomatic benefit and safety profile for subjects from the Proxinium in combination with BSC arm and the BSC alone arm.

        During the treatment phase of this Phase 3 clinical trial, all subjects were assessed weekly and treated according to institutional standards of BSC, which included treatment measures such as the use of pain medication, hydration, antiemetics and nutritional support, but did not include the use of radiotherapy (except as needed for the palliation of distant metastases) or any agent that may have had an impact on tumor response. Subjects who were randomized to the BSC alone arm were either seen in the clinic or had weekly assessments conducted by phone; provided that at least one in-person visit was conducted every four weeks. Subjects who were randomized to Proxinium in combination with the BSC arm were also to receive BSC, as well as a once weekly intratumoral injection of Proxinium at 700 µg per dose. Subjects in both arms of this Phase 3 clinical trial continued in the treatment phase until either complete resolution of all target tumors or radiographic tumor progression occurred. All subjects were then to remain in the follow-up phase until one of the following occurred: (i) 12 months from the date that the last subject required for efficacy analyses had been randomized, died, withdrew or we terminated the trial or (ii) termination of the trial for safety reasons due to DLTs.

        The intention of the Phase 2 period of the clinical trial was evaluation of available data once the first 30 subjects reached the four week treatment time point. Of the first 30 subjects enrolled, 15 were randomized to each study arm. The Phase 2 lead in period was specifically designed for the assessment of safety, with an independent review of the safety data by the data safety monitoring board, or DSMB. Following the review by the DSMB, they recommended the continuation of enrollment and monitoring as mandated by the protocol since the available data indicated that intratumoral administration of Proxinium was generally well-tolerated by the subjects. The Phase 3 period began immediately after the conclusion of the Phase 2 period, with no pause in enrollment.

        There were 62 subjects for which post-treatment tumor measurements were available, 36 subjects in the Proxinium in combination with the BSC arm and 26 subjects in the BSC alone arm. Responses in FIGURE 5 below represent the best percentage change in radiographically determined bidimensional measurement from baseline at any time point for the targeted tumor. Of the Proxinium in combination with BSC arm, 19 of the 36 subjects (52.8%) showed a median reduction in bidimensional tumor measurement of 48.3%. In contrast, only 10 of the 26 subjects (38.5%) of the BSC alone arm showed a median reduction in tumor size of 21.9%. With respect to the subjects for whom the best bidimensional percent change showed an increase in tumor size, the Proxinium in combination with BSC arm had 12 of the 36 subjects (33.3%) showing a median increase of 31.7%. The increase in tumor size was more pronounced in the BSC alone arm with 11 of the 26 subjects (42.3%) showing a median increase of 60.8%.

        Targeted tumor responses in FIGURE 5 below were categorized as complete, partial, stable or progressive disease. A complete response was defined as radiographically confirmed complete disappearance of disease, partial response as a 50% or more decrease of the sum of the product of the bidimensional measurements as compared to baseline, and progressive disease as at least a 25% increase in the sum of the products of the bidimensional measurements compared to the radiographic nadir, when the sum at baseline was greater than 4 cm2 or at least a 50% increase of the sum of the product(s) of the bidimensional measurements compared to the radiographic nadir, when the sum at baseline was less than or equal to 4 cm2. Stable disease was defined as the response when neither the complete response, partial response nor the progressive disease criteria were met. In the Proxinium in combination with BSC arm, 25% of subjects showed either CR or partial response (1 CR and 8 partial responses of the 36 subjects) and with an additional 20 of the 36 subjects (55.6%) showing stable disease for a total of 80.6% of subjects either responding or demonstrating stable disease. In the BSC alone arm, there were no responders, either CR or partial response, with 17 of the 26 subjects (65.4%) showing stable disease.

        FIGURE 5.    Phase 3 Proxinium in Combination with BSC versus BSC Alone

        This Phase 3 clinical trial was terminated in April 2008 because of challenges relating to subject enrollment and retention for reasons specific to emerging markets, but not due to safety or efficacy concerns. We do not believe these issues will exist in a North American clinical trial. At the time this Phase 3 clinical trial was terminated, 166 subjects had been randomized in the trial. Of these, 82 subjects were randomized to the Proxinium treatment in combination with the BSC arm and 84 subjects were randomized to the BSC alone arm (as discussed below).

        The primary endpoint of overall survival was carried out after approximately 50% of the planned enrollment in the Proxinium in combination with BSC arm had been achieved. Survival data was available for 133 of 142 subjects that had been randomized. The subjects were evenly divided between the treatment arms with 66 enrolled in the BSC alone arm and 67 enrolled in the Proxinium in combination with BSC arm. This analysis showed an increased median survival rate of approximately 40% over 6 weeks in the Proxinium in combination with BSC arm. Drop out rates were consistent across both arms of the study. Twenty-three of 84 randomized subjects (27.4%) dropped out of the BSC alone arm. Nineteen of 82 randomized subjects (23.2%) dropped out of the Proxinium plus BSC arm. The data was not complete and this Phase 3 clinical trial was terminated early.

        Safety data.    We believe that our safety data from the 225 subjects in our two Phase 1 clinical trials, our Phase 2 clinical trial, and our partially completed Phase 3 clinical trial support further development of Proxinium. There were no Grade 5 serious adverse events that were considered by the clinical investigator to be related to Proxinium. The serious adverse events (Grade 3 and Grade 4) that were reported in the clinical trials of Proxinium and were considered to be possibly, probably or definitely related to treatment consisted of abnormal tumor growth, anorexia, cancer pain, decrease in red blood cells, difficulty swallowing, elevated calcium levels, facial pain, fatigue, high blood sugar, influenza like illness, injection site pain, liver function abnormalities, low albumin level, low sodium concentration, nausea, rash, swelling, tumor hemorrhage and tumor necrosis.

        Seven subjects died during the clinical trials of Proxinium, but none of the deaths were deemed to be related to Proxinium. Eleven subjects discontinued treatment due to liver function test abnormalities; however, the serum levels were transient and they eventually returned to baseline without any evidence of liver damage. Four subjects withdrew from the clinical trials. Three of the four subjects withdrew at their request and one of the four subjects withdrew at the request of the investigator.

Proxinium Phase 3 Clinical Trial Development Plan

        We intend to seek input from the FDA relating to our proposed Phase 3 clinical trial protocol and subsequently commence enrollment by the end of the first quarter of 2016. We intend for this to be an open-label, non-randomized Phase 3 clinical trial of Proxinium for the treatment of late-stage SCCHN. Proxinium has received orphan drug designation from the FDA and the EMA and Fast Track designation from the FDA. We intend to pursue a Phase 3 trial protocol for accelerated approval with tumor durable response rate as measured by RECIST criteria as a surrogate for overall survival. Our secondary objectives will consist of subject reported outcomes of pain, ability to swallow and unassisted breathing. We expect to report interim data from this Phase 3 clinical trial in the second half of 2017. Assuming that we receive positive data in our Phase 3 clinical trial, we intend to initiate discussions with the EMA and Health Canada regarding a regulatory pathway for European Union and Canada approval, respectively. Our proposed Phase 3 clinical trial protocol is as follows:

Screening / setting	• EpCAM-positive, locally advanced recurrent SCCHN not amenable to curative treatment with local or systemic therapy
• Tumor accessible for local injection
• Prior treatment with a platinum-based regimen and with an erbitux-containing regimen
• Prior treatment with a PD-1 or PD-L1 inhibitor is permitted
• N = 100; up to 65 sites in the US and Canada
Dose	• 700µg (once weekly)
Treatment	• Intra-tumoral injection until disease progression per RECIST 1.1 or unacceptable toxicity
Primary endpoint	• Objective response rate
Secondary endpoint	• Duration of response
• Progression-free survival
• Subject-reported outcomes

        Overall, we believe that our efficacy and safety data support the continued clinical development of Proxinium to fulfill a significant unmet medical need in subjects with late-stage SCCHN.

  Potential future indications

        Based on the safety and efficacy data in our two Phase 1 clinical trials, our Phase 2 clinical trial and our partially completed Phase 3 clinical trial of Proxinium, we also believe that there are several other potential applications for Proxinium that we may elect to pursue, including colon, thyroid and prostate cancers.

VB6-845d

  Overview

        Our lead systemically-administered product candidate, VB6-845d, is being developed as a treatment for multiple types of EpCAM-positive solid tumors. VB6-845d is a TPT consisting of an EpCAM targeting Fab genetically linked to deBouganin. EpCAM is over-expressed on the cell surface of many solid tumors, including breast, colorectal, gastric, lung, ovarian and prostate. EpCAM overexpression has been shown to be involved in promoting malignant progression, including making it a suitable target for our TPTs. In addition, EpCAM overexpression is associated with increased tumor grade, disease progression, increased proliferative phenotypes and diminished survival. EpCAM is also a cancer stem cell marker. A Phase 1 clinical trial revealed no clinically relevant immune response to the deBouganin payload, and five of seven subjects (71.4%) maintained stable disease (meaning no change in tumor size from baseline) after one completed cycle of treatment (four weeks) two subjects had decreases in target tumor size, and one subject who continued treatment through a third cycle (12 weeks) maintained stable disease. Safety data from one Phase 1 clinical trial was consistent with expectations for the study population of subjects with advanced solid tumors and the anticipated effects of targeted biological therapies.

        Based upon the interim data from our Phase 1 clinical trial conducted in Russia and in the country of Georgia, we intend to submit an IND to the FDA by the end of 2015 and initiate a Phase 1/2 clinical trial of VB6-845d in subjects with EpCAM-positive solid tumors in the first quarter of 2016. We expect to begin reporting data from the Phase 1 portion of the clinical trial in the first quarter of 2017 and the Phase 2 portion of the clinical trial by the end of 2017. We own or exclusively license worldwide rights to our VB6-845d intellectual property portfolio that provides unextended patent term until at least 2025 and, if our pending composition of matter patent applications for VB6-845d are granted until at least 2036. See "—Intellectual Property" in this prospectus. Overall, we believe that our pre-clinical data and the interim Phase 1 clinical data support further clinical investigation of VB6-845d to explore whether it may fulfill the significant unmet medical need in the treatment of patients with EpCAM-positive solid tumors. Specifically, we believe that VB6-845d has potential to be a first-in-class TPT capable of providing clinical benefit in these difficult to treat patient populations.

        We are currently developing VB6-845d, a recombinant fusion protein consisting of an anti-EpCAM fragment fused to a de-immunized cytotoxic protein payload, for the systemic treatment of advanced solid tumors. Solid tumors form an abnormal and discrete tumor mass in the body that usually does not contain cysts or liquid areas. Solid tumors may be benign or malignant and represent 80% to 90% of all types of cancer. Cancer remains the second most common cause of death in the United States, accounting for nearly one of every four deaths. Different types of solid tumors are named by the type of cells that form the tumor, examples include sarcomas and carcinomas. There are currently a number of treatments marketed or in clinical development for the treatment of solid tumors. The most common treatments are surgery, chemotherapeutic agents, radiation therapy and targeted therapies. These include monoclonal antibodies such as Avastin, Erbitux, Herceptin and Vectibix. Additionally, there are small molecule tyrosine kinase inhibitors such as Nexavar, Sutent, Tarceva and Xeloda.

  Clinical trials and pre-clinical studies

        Pre-clinical studies.    VB6-845, the prior version of VB6-845d, demonstrated strong binding and potent activity with small doses of the product candidate against numerous EpCAM-positive solid tumor cell lines, including those derived from tumors of the breast, cervix, colon, endometrium, gastric, lung and ovary, in in vitro pharmacology studies. In vitro and in vivo pre-clinical data have also demonstrated that VB6-845 preferentially binds to tumor cells expressing EpCAM and is effective in inhibiting tumor growth and increasing survival in mouse models. These xenograft studies demonstrated that VB6-845 was able to selectively affect EpCAM-expressing tumors without observed systemic toxicity. The safety profile for VB6-845 has been examined in Sprague-Dawley rats and Cynomolgus monkeys with a high non-severely toxic dose level, or HNSTDL, of 10 mg/kg in the rat and a no-observed-adverse-effect-level, or NOAEL, of 30 mg/kg in the monkey. The human equivalent dose of the HNSTDL in the rats and NOAEL in the monkeys is approximately 1.6 and 10 mg/kg, respectively. Toxicological effects in the monkeys were limited to transient and reversible changes in liver enzyme tests, which correlated with histopathological changes in the liver. In addition, isolated instances of tubular degeneration/regeneration in the kidney were observed at the doses above the NOAEL. With the exception of the highest dose, all changes associated with administration of VB6-845 during the treatment period were resolved at the end of the recovery period.

        Phase 1 clinical trial.    We received regulatory approval from the Federal Service on Surveillance in Healthcare and Social Development of the Russian Federation (Roszdravnadzor) to conduct a Phase 1 clinical trial in Russia in March 2007 and from Ministry of Labour Health and Social Affairs of Georgia in April 2007. We initiated an open-label Phase 1 clinical trial of VB6-845 in May 2007 at five sites in Russia and one site in Georgia. We enrolled 15 subjects with EpCAM-positive solid tumors, including breast, colorectal, kidney, non-small cell lung, ovary, pancreas and stomach cancers. All subjects enrolled in this Phase 1 clinical trial had tumors that tested positive for EpCAM as confirmed by our immunohistochemical test used during this Phase 1 clinical trial of VB6-845. The Phase 1 clinical trial was designed to define the maximum tolerated dose and to evaluate immunogenicity, safety and tolerability in subjects with EpCAM-positive cancer cells in multiple types of solid tumors, including breast, colorectal, esophageal, kidney, non-small cell lung, ovary, pancreas, prostate, stomach and thyroid cancers. Secondary objectives included information on PK properties and assessing exploratory efficacy of VB6-845.

        Subjects were treated over three dose cohorts in this Phase 1 clinical trial. VB6-845 was administered as a monotherapy intravenous infusion (for a period of over three hours), once weekly in four-week cycles, to subjects with EpCAM-positive advanced solid tumors. Subjects were evaluated at the end of each cycle. Three subjects at the first cohort dose level received 1.00 mg/kg, 10 subjects at the second cohort dose level received 2.00 mg/kg and two subjects at the third cohort dose level received 3.34 mg/kg. Following treatment of the subjects in the second cohort, the clinical reporting company reviewed the safety data and unanimously decided to escalate to the third cohort at a dose of 3.34 mg/kg. Out of the first group of five subjects in the second cohort, one DLT (an infusion-related reaction) was reported and confirmed by the clinical reporting company. No maximum tolerated dose was reached. VB6-845 was generally well-tolerated up to the third dose cohort (3.34 mg/kg).

        One of our primary objectives in this Phase 1 clinical trial was to evaluate the extensive pre-clinical data supporting de-immunization of the deBouganin cytotoxic protein payload in humans. For a payload to be viable systemically it must be de-immunized to prevent rapid clearance by the immune system. Subject blood samples for the assessment of an anti-VB6-845 response were collected pre-infusion for the first cycle and every four weeks thereafter. An analysis of the antibody titers at each time point revealed a minimal immune response directed against the deBouganin moiety for only two subjects after eight weeks. Moreover, the titer of the immune response was just above the threshold of the assay (ranging between a titer of 1500 to 1800). These findings are consistent with and confirm the de-immunization of the deBouganin cytotoxic protein payload via T-cell epitope depletion.

        For all cohorts, exploratory efficacy data was available for seven subjects who completed one full cycle (four weeks) of treatment. Five of the seven subjects showed stable disease, which means tumor measurement is unchanged relative to baseline, on CT scans one week after the completion of a fourth dose of VB6-845. Of the three subjects who continued to receive treatment past the first cycle, one subject continued to have stable disease at the completion of their second (eight weeks) and third (12 weeks) cycles. There was radiographic evidence of activity in two subjects with renal cell carcinoma and breast carcinoma as determined by objective responses. Methods for showing activity were decreased measurements in target tumor sizes. For one subject, six measurable target tumors in the lungs as well as a measurable target tumor in a pulmonary lymph node and pelvic mesentery showed decreases by CT scan ranging from 11% to 29% on a final visit relative to the baseline. Other non-target, non-measurable tumors appeared unchanged; although there was an appearance of a potentially new brain tumor, which was inaccessible to treatment. In one other subject, CT scan results revealed decreases in four of the five measurable target tumors in the liver, with decreases in individual tumors ranging from 4% to 15%. Non-target, non-measurable tumors in lungs, liver and bones showed stable disease.

        This Phase 1 clinical trial was terminated in April 2008. Subjects in this this Phase 1 clinical trial exhibited little to no immune responses to the deBouganin payload, thereby demonstrating de-immunization of deBouganin. Subjects did, however, generate antibodies against the Fab molecule in the product candidate, specifically against mouse amino acid sequences that were left in the Fab to increase the thermal stability in this early version of the molecule. Taken together, we believe this demonstrated that the subjects were fully immunocompetent, which means that they were capable of rejecting the deBouganin payload if their immune system recognized it as foreign. Furthermore, it is important to note that the deBouganin payload was presented to the subjects' immune system as a fusion with the immunogenic Fab fragment. The "hapten-carrier effect" principal in immunology dictates that presenting a non-immunogenic "hapten" protein (deBouganin) to the immune system as a conjugate or fusion to an immunogenic "carrier" protein (Fab with mouse amino acid sequences) is an effective way to amplify the immunogenicity of the non-immunogenic protein. Our observation of a lack of immunogenicity of deBouganin in this setting is further evidence of its de-immunization. We have since engineered these mouse amino acid sequences out of VB6-845, which we refer to as VB6-845d, and based upon a binding specificity pre-clinical study, VB6-845d retained biologic activity. We believe that this change does not affect the validity of the already completed Phase 1 results. The chart below reflects the results of this pre-clinical study.

        The chart below demonstrates why we believe that we have successfully de-immunized VB6-845 to create VB6-845d as shown by in a Phase 1 clinical trial that revealed no clinically relevant immune response to the deBouganin payload.

Successful de-immunization of VB6-845 Fab to create VB6-845d

        Safety data.    We believe that our safety data from the 15 subjects in our Phase 1 clinical trial support further development of VB6-845d. There were no Grade 5 serious adverse events that were considered by the clinical investigator to be related to VB6-845. The Grade 3 and Grade 4 serious adverse events that were reported in the Phase 1 clinical trial of VB6-845 and considered to be possibly, probably or definitely related to treatment, consisting of an infusion related reaction and an infusion site reaction. The subject's condition improved and the event was considered to be resolved one day after onset without any further clinical concerns. The subject with the infusion related reaction was discontinued from the Phase 1 clinical trial in accordance with the protocol treatment stopping criteria defined for Grade 4 serious adverse events. The adverse event data reported for the subjects at the time the Phase 1 clinical trial was terminated was based upon interim data.

  VB6-845d Phase 1 clinical trial development plan

        We intend to submit an IND to the FDA by the end of 2015 and initiate a Phase 1/2 clinical trial of VB6-845d in subjects with EpCAM-positive solid tumors in the first half of 2016. We expect to begin reporting safety data from the Phase 1 portion of the clinical trial in the second half of 2017 and efficacy data from the Phase 2 portion of the clinical trial by the end of 2017. Our proposed Phase 1/2 clinical trial protocol is as follows:

Setting	• Locally advanced or metastatic EpCAM-positive tumors
• N ~ 36; Up to 20 sites in the US and Canada

	Phase 1	Phase 2
Screening	• EpCAM-positive, unresectable locally advanced or metastatic solid tumor which has progressed or relapsed following standard therapies or for which no standard therapy exists	• EpCAM-positive, unresectable locally advanced or metastatic epithelial ovarian cancer or adenocarcinoma of the pancreas which has progressed or relapsed following standard therapies
Dose	• Escalating dose starting with 1mg/kg (once weekly)	• Escalating dose starting with 1mg/kg (once weekly)
Treatment	• 1-hour intravenous infusion	• 1-hour intravenous infusion
Primary endpoint	• Safety, tolerability, determine maximum tolerated dose and recommended Phase 2 dose	• Objective response rate
Secondary endpoint	• Immunogenicity	• Immunogenicity
• PK

        Overall, we believe that our pre-clinical data and the interim Phase 1 clinical data support further clinical investigation of VB6-845d to explore whether it may fulfill the significant unmet medical need in the treatment of patients with EpCAM-positive solid tumors.

VB7-756

  Overview

        VB7-756 is a systemically-administered product candidate being developed for the treatment of patients with HER2-positive cancers. VB7-756 is a TPT consisting of a HER2 targeting diabody that is genetically linked to two deBouganin molecules. Members of EGFR or c-erbB receptor families have been frequently identified in the development of human cancer. HER2 (c-erbB-2 or HER2/neu) is a 185 kDa transmembrane glycoprotein with intrinsic tyrosine kinase activity homologous to EGFR. Third party data from animal models suggest a link between overexpression of HER2 and neoplastic transformation. HER2 gene amplification and overexpression have also been detected in a variety of human carcinomas. Tumors that overexpress HER2 tend to be associated with a decreased overall survival and are more resistant to chemotherapy. HER2 represents an attractive target for our TPTs for several reasons. HER2 has been shown to be important for tumor growth; therefore, interfering with this receptor with our TPTs may potentially inhibit tumor progression. Furthermore, when present, HER2 overexpression is usually homogeneous within the primary breast tumor and metastatic sites, making it an ideal target for our TPTs.

        HER2 overexpression occurs in a wide range of cancers including 20% to 25% of breast cancers and 20% to 30% of ovarian cancers, and a number of gastric, pancreatic, prostate, non-small cell lung cancer and SCCHN cancers as well. While advances have been made in the treatment of HER2 positive disease, not all tumor types respond. For example, HER2 positive prostate cancer responds poorly to existing anti-HER2 therapies. Even when tumors do respond, cures are rare and tumors eventually recur.

        Diabodies are stable, compact non-covalent scFv dimers. Their compact size may help facilitate their ability to penetrate into tumors and form dimers of targeted cell surface tumor-associated antigens. Diabodies may be particularly useful for targeting tumor-associated antigens like HER2, which are believed to exhibit improved internalization when oriented into dimers or multimers. We believe that using diabodies can increase delivery of our deBouganin payload into the endosome above the amount that would be achieved using a monovalent targeting vehicle like a Fab or scFv. VB7-756 and its diabody-deBouganin fusion proteins have a drug-to-antibody ratio of two to one and are therefore potentially capable of delivering twice as much payload as a Fab or scFv.

        We are currently developing VB7-756 for the treatment of patients that overexpress HER2 or have a HER2 gene amplification, representing a patient population of over 70,000 in the United States and European Union combined. Studies show that approximately 20% to 25% of breast cancer cells overexpress the HER2 protein and that these women are at greater risk for disease progression and death than those whose tumors do not overexpress HER2. Although certain standard chemotherapy drugs have been found to be effective in treating HER2 breast cancers, they are less likely to be sensitive to traditional hormone therapy. This has directed current therapies in development to focus on binding to HER2 receptors and blocking them from receiving growth signals in order to improve the treatment. Current treatment options targeting the overexpression of HER2 are Herceptin (trastuzumab), Perjeta (pertuzumab), Kadcyla (T-DM1), and Tykerb (lapatinib). We own or exclusively license worldwide rights to our VB7-756 intellectual property portfolio provides unextended patent term until at least 2025 and, if our pending composition of matter patent applications are granted until 2036. See "—Intellectual Property" in this prospectus.

  Clinical trials and pre-clinical studies

        In pre-clinical studies, VB7-756 has shown significant efficacy in a wide range of HER2 overexpressing cancer cell lines that respond poorly to T-DM1. We believe that this is due to the ability of cancer cells to eliminate T-DM1 through multi-drug resistance mechanisms that are a result of prior chemotherapy. As our deBouganin payload is too large to be pumped out of cancer cells by this mechanism, it remains effective in the presence of multi-drug resistance mechanisms. Furthermore, as our deBouganin payload kills cancer cells by shutting down protein synthesis, we found that VB7-756 was able to kill a slower proliferating cancer stem cell mammosphere model. Mammospheres were significantly more resistant to T-DM1 that depends upon cell division for its efficacy.

  VB7-756 Phase 1 clinical trial development plan

        We intend to submit an IND to the FDA in the second half of 2016 and initiate a Phase 1 clinical trial of VB7-756 in subjects with HER2-positive cancers who have failed T-DM1 therapy in the second half 2016. By the end of 2017, we expect to begin reporting data from this Phase 1 clinical trial. We believe that VB7-756 has potential to be a first-in-class therapy capable of providing clinical benefit in subjects with HER2-positive cancers who have failed T-DM1 therapy.

Our other development program—hepatocellular carcinoma (HCC)

        We have a completed a pre-clinical study of Proxinium in hepatocellular carcinoma, or HCC. In this study, we observed that EpCAM is over-expressed in several HCC cells. Moreover, we observed that Proxinium suppressed tumor sphere formation by finding that EpCAM was expressed on a proportion of the HCC cell line population with cancer stem cell properties. To investigate in vivo anti-tumor activity, immune deficient mice bearing established human hepatocellular subcutaneous xenografts were utilized. Palpable tumors were confirmed in all animals two weeks after the inoculation, and randomized into four groups: (i) control, (ii) Proxinium (30µg/kg), (iii) 5-FU (30 mg/kg), and (iv) a combination of Proxinium and 5-FU. Proxinium diluted in 100µl of saline was administered by tail vein injection, and/or 5-FU was injected intraperitoneally three times a week for two weeks. In the xenograft model, the volume of the tumors in the Proxinium and 5-FU mono-therapy groups, on gross appearance, were visually smaller compared with the untreated control group. 5-FU is a non-traditional anti-infective agent that is commonly used for the treatment of several types of cancer, including HCC. Tumor regression, which means a significant decrease in tumor size, was observed in the group treated with Proxinium in combination with 5-FU compared to either of the control or mono-therapy groups. Anti-tumor effect was not observed in non-EpCAM expressing tumor models treated with Proxinium mono-therapy nor with Proxinium in combination with 5-FU. All host tissues examined, including liver, bone marrow, kidney, intestine, and lung, were histologically normal in all experiments.

Intellectual property

        We currently own or exclusively license approximately 23 families of patents and applications, which generally relate to our product candidates and evolving our platform of targeting agents, cytotoxins (such as deBouganin) and linker technologies. As our product candidates evolve through clinical development, we continue to monitor advancements and bolster patent coverage with the goal of attaining durable patent protection for at least 15 years from product launch. In addition, we have filed and are in the process of filing a number of additional applications around our platform technology, including our various targeting agents, cytotoxins, and linkers that, if issued, would expire in 2036.

Product Candidates—Vicinium and Proxinium

        We exclusively license two families of 48 patents and four applications licensed from the University of Zurich, or Zurich, which, among other things, include claims directed to EpCAM antibody chimeras, EpCAM antibody chimera-cytotoxin conjugates, and their potential use in treating bladder and head and neck cancer. These families claim all or portions of Vicinium and Proxinium, as well as certain of their respective indications under clinical development. The first family is directed to the EpCAM antibody chimeras that are used in Vicinium and Proxinium. The first family consists of 21 patents in the United States, Canada, Europe and Japan, which expire in April 2020, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis. The second family is directed to the use of Vicinium and Proxinium in the treatment of bladder and head and neck cancer, respectively, and consists of 27 issued patents in the United States, Canada, China, Israel and Japan and pending applications in the United States, Canada, Hong Kong and Europe. The expiry date of the patents in this family is April 2024, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis.

        In addition to the Zurich portfolio, we own one issued U.S. patent directed to modified nucleic acid sequences that encode Vicinium and Proxinium and are potentially useful for high expression yield of Vicinium and Proxinium. The expiry date of this patent and pending application is in September 2028, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis. In addition, we have filed and are in the process of filing a number of additional patent applications around our various product candidates that, if issued, would expire in 2036.

Bouganin and deBouganin family

        We exclusively license a family of patents and applications licensed from Merck KGaA, or Merck, which include claims directed to, among other things, modified de-immunized bouganin protein, EpCAM antibody-bouganin conjugates, and methods of using the same to treat various diseases, including cancer. Claims in this family may cover, among other things, both the immunoconjugate, VB6-845d, and the de-immunized bouganin cytotoxins used in our product candidates. Currently the family consists of three issued patents in the United States, as well as 33 issued patents in Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, South Korea, Mexico, New Zealand, Russia and South Africa and one pending application in each of the United States, Brazil and Norway. The expiry date of this family is in March 2025, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis. We also exclusively license from Merck three additional families of patents and applications directed to various de-immunization methodologies, which expire in May 2018, December 2018 and February 2022, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis. In addition, we have filed and are in the process of filing a number of additional patent applications around our various product candidates that, if issued, would expire in 2036 and beyond.

        We also exclusively license a family of patents directed to the unmodified bouganin cytotoxin from Protoden Technologies Inc., or Protoden, a company owned by Clairmark Investments Ltd., or Clairmark. See "Certain Relationships and Related Party Transactions—Agreements with and Payments to our Controlling Shareholder—License Agreement with Protoden" in this prospectus. The seven patents are in the United States, Canada and Europe and expire in June 2018, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis.

License Agreements

License agreement with The University of Zurich

        Overview and exclusivity.    We have a license agreement with Zurich, which grants us exclusive rights, with the right to sublicense, to make, have made, use, and sell under certain patents primarily directed to our targeting agent, including EpCAM chimera, and related immunoconjugates and methods of use and manufacture of the same. These patents cover some key aspects of our product candidates Vicinium and Proxinium. Under the terms of the agreement, we may be obligated to pay $750,000 in milestone payments, for the first product candidate that achieves applicable clinical development milestones. Based on current clinical status, we anticipate that these milestones may be triggered by Vicinium's clinical development pathway. As part of the consideration, we will also be obligated to pay a 4% royalty on the net product sales for products covered by or manufactured using a method covered by a valid claim in the Zurich patent rights. We have the right to reduce the obligation to pay royalties in a particular country expires upon the expiration or termination of the last of the Zurich patent rights that covers the manufacture, use or sale of a product. There is no obligation to pay royalties in a country if there is no valid claim that covers the product or a method of manufacturing the product.

        Patent rights.    We are responsible for the patent filing, prosecution and maintenance activities pertaining to the patent rights, at our sole expense, while Zurich is afforded reasonable opportunities to review and comment on such activities. If appropriate, we shall apply for an extension of the term of any licensed patent where available, for example, in at least the United States, Europe and Japan. In the event of any substantial infringement of the patent rights, we may request Zurich to take action to enforce the licensed patents against third parties. If the infringing activity is not abated within 90 days and Zurich has elected not to take legal action, we may take legal action (in Zurich's name, if necessary). Such action will be at our own expense and Zurich will have the opportunity to join at its own expense. Recoveries from any action shall generally belong to the party bringing the suit, but (a) in the event that we bring the action and an acceptable settlement or monetary damages are awarded, then Zurich will be reimbursed for any amount that would have been due to Zurich if the products sold by the infringer actually had been sold by us and (b) in the event a joint legal action is brought, then the parties shall share the expense and recoveries shall be shared in proportion to the share of expense paid by the respective party. Each party is required to cooperate with the other in litigation proceedings at the expense of the party bringing the action.

        Term and termination.    The term of the agreement expires as of the expiration date of the last patent to expire within the Zurich patent rights. We are currently projecting an expiration date for the U.S. licensed patents in 2024, subject to any applicable patent term adjustment or extension that may be available on a jurisdictional basis. Zurich has the right to terminate the agreement if we breach any obligation of the agreement and fail to cure such breach within the applicable cure periods. We have the right to terminate the agreement at any time and for any reason by giving 90 days written notice to Zurich.

License Agreement with Merck KGaA

        Overview and exclusivity.    We have a license agreement with Merck which grants us an exclusive license, with the right to sublicense, under certain patents and technology relating to the de-immunization of our cytotoxin Bouganin. The de-immunized cytotoxin is known as deBouganin, and has been incorporated in to our product candidates, VB6-845d and VB7-756. We have the exclusive right, with the right to sublicense, under the licensed patents and technology to, among other things, make, have made, use or sell products incorporating deBouganin. Under the agreement, we may be obligated to make milestone payments in respect of certain stages of regulatory approval reached by a product candidate generated by this technology or covered by a licensed patent, as well as royalties calculated with respect to net sales of these products.

        During the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015, we paid $29,000, $25,000, and $29,000, respectively, to Merck for annual license maintenance fees.

        Patent rights.    We have the first right to file, prosecute and maintain licensed patents relating to de-immunized plasmids and proteins, including, among other things, deBouganin, and Merck has the first right to file, prosecute and maintain any other licensed patents. We have the first right, but not the obligation, to enforce the licensed patents against third parties for suspected infringement, and, after repayment of costs and expenses, any recoveries under such suit will be treated as net product sales and we shall pay a royalty on the same. We may not settle such patent infringement suit without the prior written consent of Merck, but such consent shall not be unreasonably delayed or withheld. If we decline to enforce the licensed patents against third parties for suspected infringement, Merck may bring such a patent infringement suit and any recoveries will be retained by Merck.

        Term and termination.    The license remains in force on a country-by-country basis and product-by-product basis, and expires on the later of (a) with respect to the rights in a particular country, ten years after the first commercial sale of a licensed product in that country, and (b) the expiration of the last to expire patent.

Manufacturing

        We maintain an approximately 31,400 square foot manufacturing, laboratory, warehouse and office facility in Winnipeg, Manitoba, Canada. We have three 15 liter fermentors, one 150 liter fermentor, one 500 liter fermentor and one 1,500 liter fermentor. Our classified fermentation suite and post-production processing capabilities are currently dedicated to producing our pre-clinical study and clinical trial batches. Our in-house expertise and capabilities in process development and manufacturing allow us to reduce product development timelines by manufacturing Fabs, scFvs, protein scaffolds and fusion proteins such as TPTs for research and pre-clinical studies and clinical testing and subsequently transferring production into our fermentation suite. In addition, our one-step manufacturing process creates a homogenous product that we believe will improve efficacy. These particular advantages also reduce costs compared to contracting third party process development and manufacturing.

        Our manufacturing facility is intended to produce multiple product candidates per year and we believe it will produce sufficient quantities of our product candidates to meet our currently anticipated pre-clinical study and clinical trial needs. In the event we obtain approval from the FDA to market any of our product candidates, we will need to outsource our commercial scale manufacturing to contract manufacturing organizations, or CMOs.

Commercial Operations

        We do not currently have an organization structured for the sales, marketing and distribution of products. We may rely on licensing and co-promotion agreements with strategic collaborators for the commercialization of our products in the United States and other territories. If we choose to build a commercial infrastructure to support marketing in the United States, such commercial infrastructure could be expected to include a sales force supported by sales management, internal sales support, an internal marketing group and distribution support. To develop the appropriate commercial infrastructure internally, we would have to invest financial and management resources, some of which would have to be deployed prior to the approval of any of our product candidates.

Competition

        The pharmaceutical industry is highly competitive, subject to rapid and significant technological change and has a strong emphasis on developing proprietary products. While we believe that our next generation TPT platform, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from both large and small pharmaceutical and biotechnology companies, academic institutions and other research organizations; specifically with companies, institutions and organizations that are actively researching and developing products that attach proprietary cell-killing payloads to antibodies for targeted delivery to cancer cells. Our competitors include, but are not limited to,

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  NMIBC: Aadi, LLC (ABI-009), Altor Bioscience Corporation (ALT-801), Cold Genesys, Inc. (CG0070), Endo Pharmaceuticals Inc. (Valstar) (approved drug), FKD Therapies Oy (Instilidrin), Merck KGaA, or Merck, and other pharmaceutical companies (BCG) (approved drug), Novartis (Everolimus and Gemcitabine), Telesta Therapeutics Inc. (Urocidin) and Telormedix SA (Vesimune);

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  SCCHN: Bristol-Myers Squibb Company, Eli Lilly and Company, and Merck (Erbitux) (approved drug);

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  Multiple types of solid tumors: Amgen Inc. (Panitumumab) (approved drug), Bayer AG and Onyx Pharmaceuticals (Sorafenib) (approved drug), Bristol-Myers Squibb Company, Eli Lilly and Company, and Merck (Erbitux) (approved drug), F. Hoffmann-La Roche AG (Bevacizumab) (approved drug), Genentech, Inc. (Bevacizumab, Erlotinib and Trastuzumab) (approved drugs), Pfizer, Inc. (Sunitinib) and Trion Research GmbH (Removab); and

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  HER2: Ambrx, Inc. (ARX-788), Genentech, Inc. (Trastuzumab and Trastuzumab emtansine) (approved drugs), Mersana Therapeutics, Inc. (XMT-1522), Merrimack Pharmaceuticals, Inc. (MM-302), Synthon Biopharmaceuticals (SYD985), and Zova Biotherapeutics Inc. (ZV0201).

        In addition to competition from alternative treatments, we may also face competition from products that are biosimilar to, and possibly interchangeable with, our product candidates. Biosimilar products are expected to become available over the coming years. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive biosimilar products if any have been approved by then and insurers or other third party payors may encourage or even require the use of lower priced biosimilar products. Even if our treatments receive market authorization, they may not be listed on the formularies of payors (public or private insurers) or reimbursed. This may impact the uptake of the drug as a treatment option for patients and/or the price at which the drug can be sold at. Further, if the drug is reimbursed it may be at a narrower indication than the full scope of market authorization.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials, obtaining regulatory approval and marketing than we do. These competitors are also active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Moreover, specialized biologics, biopharmaceutical and biotechnology companies may prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product's entry. We believe the factors determining the success of our programs will be the drug design, effectiveness against multi-drug resistance mechanisms, efficacy, safety, price and convenience of our product candidates.

Government Regulation

        As a clinical-stage biologics company, we are subject to extensive regulation by the FDA, Health Canada and other national, state, provincial and local regulatory agencies. We are also subject to extensive regulation by similar governmental authorities in other countries in which we operate. In the United States, the Federal Food, Drug, and Cosmetic Act, or the FDC Act, and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, post-approval monitoring and reporting, labeling, storage, record keeping, distribution, import, export, advertising and promotion of our product candidates. Although the discussion below focuses on regulation in the United States, we anticipate seeking approval to market our products in other countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope to that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way through the European Medicines Agency, or EMA, but country-specific regulation remains essential in many respects. The process of obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, provincial, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and may not be successful.

U.S. Government Regulation

        In the United States, pharmaceutical products are regulated by the FDA under the FDC Act and other laws, including, in the case of biologics, the Public Health Service Act, or the Public Health Service Act. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. A failure to comply explicitly with any requirements during the product development, approval, or post-approval periods, may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an institutional review board, or IRB, of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil and/or criminal investigation, penalties or prosecution.

        In the United States, all of our product candidates are regulated by the FDA as biologics. Biologics require the submission of a, biologics license application, or a BLA and approval by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state and local regulation.

        The steps required before a biologic may be marketed in the United States generally include:

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  completion of pre-clinical studies, animal studies and formulation studies in compliance with the FDA's Good Laboratory Practices, or GLP, regulations;

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  submission to the FDA of an IND to support human clinical testing, which must become effective before human clinical trials may commence;

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  approval by an IRB at each clinical site before each trial may be initiated at that site;

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  performance of adequate and well-controlled clinical trials in accordance with federal regulations and with current Good Clinical Practices, or GCPs, to establish the safety and efficacy of the biologic for each targeted indication;

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  submission of a BLA to the FDA;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facilities at which the biologic is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and to assure that the facilities, methods and controls are adequate; and

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  FDA review and approval of the BLA.

  Pre-clinical studies

        Pre-clinical studies include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including GLP. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. Longer term pre-clinical tests may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If during this 30-day period, the FDA does not raise any issues that must be addressed prior to the commencement of clinical trials or impose a clinical hold, the clinical trial proposed in the IND may begin.

  Clinical trials

        Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators. Clinical trials must be conducted in compliance with (i) federal regulations, (ii) GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND. The informed written consent of each participating subject is required. The clinical investigation of a product candidate is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of a clinical investigation are as follows:

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  Phase 1.  Phase 1 includes the initial introduction of a product candidate into humans. Phase 1 clinical trials may be conducted in subjects with the target disease or condition or healthy volunteers. These clinical trials are designed to evaluate the safety, metabolism, PK properties and pharmacologic actions of the product candidate in humans, the side effects associated with increasing doses and, if possible, to gain early evidence on effectiveness. During Phase 1 clinical trials, sufficient information about the product candidate's PK properties and pharmacological effects may be obtained to permit the design of Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80;

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  Phase 2.  Phase 2 includes the controlled clinical trials conducted to evaluate the effectiveness of the product candidate for a particular indication(s) in subjects with the disease or condition under study, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks associated with the product candidate. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited subject population, usually involving no more than several hundred participants; and

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  Phase 3.  Phase 3 clinical trials are controlled clinical trials conducted in an expanded subject population at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the product candidate has been obtained and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for regulatory approval. Phase 3 clinical trials usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the product candidate. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in instances where the trial is a large multi-center trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

        The decision to terminate development of a product candidate may be made by either a health authority body, such as the FDA, or by a company for various reasons. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, or the Data and Safety Monitoring Board. This group provides authorization for whether or not a trial may move forward at designated points in time on a periodic basis. These decisions are based on the limited access to data from the ongoing trial. The suspension or termination of development can occur during any phase of clinical trials if it is determined that subjects are being exposed to an unacceptable health risk. In addition, there are requirements for the registration of ongoing clinical trials of product candidates on public registries and the disclosure of certain information pertaining to the trials as well as clinical trial results after completion.

        Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed product candidate information is submitted to the FDA in the form of a BLA to request market approval for the product candidate in specified indications.

  Biologics License Applications

        In order to obtain approval to market a biologic in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the product candidate for the proposed indication. The application includes all relevant data available from pertinent pre-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a product candidate, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the product candidate to the satisfaction of the FDA.

        Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $500,000, subject to certain limited deferrals, waivers and reductions that may be available. The FDA has 60 days from receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA's established goal is to review 90% of priority BLA applications and original efficacy supplements within six months and 90% of standard applications and original efficacy supplements within 10 to 12 months, whereupon a review decision is to be made, but the FDA can extend this review by three months to consider certain late-submitted information or information intended to clarify information already provided in the submission. The FDA, however, may not complete their review or approve a biologic within these established goals, and its review goals are subject to change from time to time. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in compliance with cGMP. The FDA may also refer applications for novel product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not, however, bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured or the facilities that are significantly involved in the product development and distribution process, and will not approve the product candidate unless cGMP compliance is satisfactory. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and deny approval of a BLA. FDA approval of any application may include many delays or never be granted. An approval letter authorizes commercial marketing of the product candidate with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the product candidate outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and also may include elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the biologic. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the biologic's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

        Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or a supplemental BLA before the change can be implemented. A supplemental BLA for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing a supplemental BLA as it does in reviewing a new BLA.

        Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. Moreover, both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform, on an ongoing basis, to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

  FDA regulation of companion diagnostics

        If safe and effective use of a product candidate depends on an in vitro diagnostic, then the FDA generally will require approval of a diagnostic test, known as an in vitro Companion Diagnostic Device, or companion diagnostic, at the same time that the FDA approves the product candidate. The FDA issued an August 2014 guidance document addressing companion diagnostics. The FDA has required sponsors using companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for those diagnostics. The review of these companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA's Center for Biologics Evaluation and Research and by the FDA's Center for Devices and Radiological Health. During a Type C meeting with FDA in 2007, the FDA noted that approval of a companion diagnostic for EpCAM expression would need to coincide with Proxinium approval. We intend to clarify whether the FDA still believes that a companion diagnostic is necessary.

        The PMA process, including the gathering of clinical and non-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive pre-clinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

        PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant's agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

        After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer's manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, denial of submissions for new products, or withdrawal of PMA approvals.

  Biosimilars and market exclusivity

        The Biologics Price Competition and Innovation Act, or the BPCI Act, was passed as part of the Patient Protection and Affordable Care Act and the Health Care and Education Affordable Reconciliation Act of 2010, or the Affordable Care Act, that President Obama signed into law in March 2010. This U.S. healthcare legislation created an approval pathway for biosimilar versions of innovative biological products that did not previously exist. Prior to that time, innovative biologics had essentially unlimited regulatory exclusivity. Under the new regulatory mechanism, the FDA can approve products that are similar to (but not generic copies of) innovative biologics on the basis of less extensive data that is required by a full BLA. A biosimilar product can have no clinically meaningful differences in safety or efficacy from the reference product. An interchangeable biosimilar product must meet additional standards for interchangeability and, if approved, may be substituted for the product. After an innovator has marketed its product for four years, any manufacturer may file an application for approval of a "biosimilar" version of the innovator product. However, although an application for approval of a biosimilar may be filed four years after approval of the innovator product, qualified innovative biological products will receive 12 years of regulatory exclusivity, meaning that the FDA may not approve a biosimilar version until 12 years after the innovative biological product was first approved by the FDA under the Public Health Service Act, or the PHS Act. There are current legislative proposals to shorten this period from 12 years to 10 years. The law also provides a mechanism for innovators to enforce the patents that protect innovative biological products and for biosimilar applicants to challenge the patents. Such patent litigation may begin as early as four years after the innovative biological product is first approved by the FDA. Although the patents for the reference biologic may be challenged by the biosimilar applicant during that time period pursuant to the BPCI Act statutory patent challenge framework, no biosimilar or interchangeable product will be licensed by the FDA until the end of the exclusivity period. The first biologic product candidate submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after first commercial marketing, (ii) 18 months after the initial application if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, and (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA, in fact, will be readily substituted by pharmacies, which are governed by state pharmacy law.

        The objectives of the BPCI Act are conceptually similar to those of the Hatch-Waxman Act, which established abbreviated pathways for the approval of generic drugs. In April 2015, the FDA issued three final guidance documents pertaining to development and approval of biosimilar products. A further draft guidance document was issued in May 2015 addressing outstanding questions pertaining to reference product exclusivity periods and obtaining approval of biosimilar products. The FDA continues to develop additional final guidance documents providing direction on obtaining approval of biosimilar product candidates. The guidance documents to date explain that the FDA will approve a biosimilar product if there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and efficacy. Biosimilarity will be based upon: (1) analytical studies showing that the biological product is highly similar to the reference product, (2) animal studies, including toxicity assessments, and (3) a clinical trial or trials (including assessment of immunogenicity and PKs or pharmacodynamics) that are sufficient to demonstrate safety, purity and efficacy. The FDA recommends that sponsors use a stepwise approach to developing the data and information needed to support biosimiliarity. At each step, the sponsor should evaluate the extent of residual uncertainty of biosimilarity that remains and incorporate the FDA's advice for additional studies to address remaining uncertainty. To meet the additional standard for interchangeability the sponsor must demonstrate in addition to biosimilarity, that the biological product can be expected to produce the same clinical result and, if administered more than once to any given patient, the safety risk and potential for diminished efficacy of switching between the biological product and the reference product is not greater than continuing to use the reference product. A biological product that is designated interchangeable may be substituted for the reference product without the intervention of the prescribing healthcare provider. In March 2015 the FDA approved the first biosimilar product under the BPCI Act. If any of our product candidates are approved by the FDA, the approval of a biologic product biosimilar to one of our products could have a material impact on our business. In particular, a biosimilar could be significantly less costly to bring to market and priced significantly lower than our products, if approved by the FDA.

        The "Purple Book," published by the FDA in September 2014, lists biological products, including any biosimilar and interchangeable biological products licensed by the FDA under the PHS Act. The lists include the date a biological product was licensed under Section 351(a) of the PHS Act and whether the FDA evaluated the biological product for reference product exclusivity under Section 351(k)(7) of the PHS Act. The Purple Book will also enable a user to see whether a biological product licensed under Section 351(k) of the PHS Act has been determined by the FDA to be biosimilar to or interchangeable with a reference biological product (an already-licensed FDA biological product). Biosimilar and interchangeable biological products licensed under Section 351(k) of the PHS Act will be listed under the reference product to which biosimilarity or interchangeability was demonstrated.

  Advertising and promotion

        The FDA and other federal regulatory agencies closely regulate the marketing and promotion of biologics once a BLA is approved through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the internet. A biologic cannot be commercially promoted before it is approved. After approval, promotion of a biologic can include only those claims relating to safety and effectiveness that are consistent with the labeling approved by the FDA. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

        Healthcare providers are permitted, however, to prescribe products for unapproved uses (also known as "off-label" uses)—that is, uses not approved by the FDA and therefore not described in the product's labeling—because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers' communications regarding unapproved uses. Broadly speaking, a manufacturer may not promote a product for an off-label use, but may engage in non-promotional, balanced communication regarding off-label use under specified conditions. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by the FDA, the Department of Justice, or the DOJ, or the Office of Inspector General of the Department of Health and Human Services, or HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes products.

  Post-approval regulations

        After regulatory approval of a product is obtained, a company is required to comply with a number of post-approval requirements. For example, as a condition of BLA approval, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. Regulatory approval of oncology products often requires that subjects in clinical trials be followed for long periods to determine the overall survival benefit of the product. In addition, as a holder of an approved BLA, a company would be required to report adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of its products.

        The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA's cGMP regulations. Our product candidates are manufactured at our production plant in Winnipeg, Manitoba, Canada, or, in the event we obtain approval from the FDA to market any of our product candidates, we will need to outsource our commercial scale manufacturing to CMOs. Quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long term stability of the biological product. Biologic manufacturers and other entities involved in the manufacture and distribution of approved biologics are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. The FDA and certain state agencies periodically inspect manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and substantive record keeping requirements, and other laws.

        Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a "consent decree," which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon a company and any third party manufacturers that a company may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our product candidates that are under development.

  The Hatch-Waxman Amendments to the FDC Act-Patent Term Extension

        Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman amendments. The Hatch-Waxman amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

        Many other countries also provide for patent term extensions or similar extensions of patent protection for biologic products. For example, in Japan, it may be possible to extend the patent term for up to five years and in Europe, it may be possible to obtain a supplementary patent certificate that would effectively extend patent protection for up to five years.

  The Foreign Corrupt Practices Act

        The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring such companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Canadian Government Regulation

        In Canada, Health Canada is responsible for the regulation of pharmaceuticals under the authority of the Food and Drugs Act and the Food and Drug Regulations. Any compound that fits under the definition of "drug" as defined in the Food and Drugs Act must undergo a series of trials (for example, Phase 1, 2 and 3, similar to the United States) to demonstrate it is both safe and effective before it can be marketed in Canada. Approval is based on a risk-benefit assessment, in which the therapeutic benefits are weighed against the risks associated with taking the drug.

        All clinical drug trials taking place in Canada are regulated through the Food and Drug Regulations, which is supplemented by the Good Clinical Practice: Consolidated Guidelines. A failure to comply with any requirements during product development, approval, or post-approval periods may lead to administrative or judicial sanctions. These sanctions could include fines, suspension or cancellation of regulatory approvals, closure of a clinical trial, product recalls, seizure of products, operating restrictions, injunctions, criminal penalties, and criminal prosecution.

        Vicinium is a biologic and therefore comes under the purview of the Biologics and Genetic Therapies Directorate. To receive approval from Health Canada, biologics, like all drugs, must be shown to be safe and effective. In addition, biologics must be shown to be of suitable quality in terms of both chemistry and manufacturing. This extra requirement increases the regulatory burden, requiring additional submissions and mandatory inspections with respect to the method of manufacture, similar to that in the United States.

        The Canadian drug approval process requires submission and approval of a CTA as well as approval by a Research Ethics Board before each phase of human clinical trials is commenced. Canadian clinical trial development parallels the clinical trial phases of the United States.

  Exclusivity

        Canada does not currently have patent term extensions but under the Food and Drug Regulations there are data exclusivity provisions for "innovative drugs" that have not been previously approved in a drug by the relevant Minister and that is not a variation of a previously approved medicinal ingredient such as a salt, ester, enantiomer, or polymorph. The term of data exclusivity is eight years from the date of first market approval which can be extended to an additional six months for pediatric indications if an innovator includes, in its new drug submission, or any supplement to that new drug submission filed within the first five years of the eight-year data protection period, results of clinical trials which were designed and conducted with the purpose of increasing knowledge about the use of the drug in pediatric populations and which will lead to a health benefit for children.

        In addition, Canada, similar to the United States, has patent/regulatory linkage provisions. The Patented Medicines (Notice of Compliance) Regulations enable a patent have claims to the medicinal ingredient, formulation, dosage form or use to be listed on the Patent Register. A second person who files a drug submission that directly or indirectly compares itself to a drug wherein there is a patent on the Patent Register will not obtain market authorization for their product until the patent term has expired, it is determined that they will not be infringing the patent or the patent is held invalid. Although a stay pending, the outcomes of any associated proceedings (up to two years) may be obtained, it can be costly, and success is not guaranteed. If a company is not successful in any such proceeding, they may be liable for damages and also may result in a competitor's product receiving market authorization.

  Advertising, Promotion and Compliance

        Similar to the United States, advertising and promotion of health products, particular prescription drugs/biologics is regulated primarily by Health Canada pursuant to the Food and Drugs Act and Regulations, by standards set by the Pharmaceutical Advertising Advisory Board, Advertising Standards Canada and industry associations, such as RX&D, the national association representing Canadians who work for Canadian research-based pharmaceutical companies, and their Code of Ethical Practices. In addition, Canada has the Corruption of Foreign Public Officials Act. All of these define how drugs can be advertised and what are or are not permitted activities and interactions with public officials, healthcare professionals, the public and other stakeholders. Failure to comply can result in sanctions, fines, suspension or cancellation of regulatory approvals, closure of a clinical trial, product recalls, seizure of products, operating restrictions, injunctions, criminal penalties, and criminal prosecution.

European and other international government regulation

        In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of a product in those countries. Some countries outside of the United States have a similar process that requires the submission of a CTA much like the IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed.

        To obtain regulatory approval to commercialize a new drug under European Union regulatory systems, we must submit a marketing authorization application, or MAA. The MAA is similar to the BLA, with the exception of, among other things, country-specific document requirements.

        For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCPs, applicable regulatory requirements of each jurisdiction and the medical ethics principles that have their origin in the Declaration of Helsinki.

        If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

  Compliance

        During all phases of development (pre- and post-marketing), failure to comply with applicable regulatory requirements may result in administrative or judicial sanctions. These sanctions could include the FDA's or Health Canada's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, product detention or refusal to permit the import or export of products, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

Orphan Drug Designation

        The FDA may grant Orphan Drug Designation to biologics intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or, if the disease or condition affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the United States. In the European Union, the EMA's Committee for Orphan Medicinal Products grants Orphan Drug Designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the biologic.

        In the United States, Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax credits for certain research and user fee waivers under certain circumstances. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to seven years of market exclusivity, which means the FDA may not approve any other application for the same biologic for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same biologic for a different disease or condition.

        In the European Union, Orphan Drug Designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following biologic approval. This period may be reduced to six years if the Orphan Drug Designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. There is currently no orphan drug designation in Canada.

        Orphan drug designation must be requested before submission of an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of the regulatory review and approval process.

Fast Track Designation (United States), Priority Review (United States and Canada) and Accelerated Review (European Union)

        In the United States, products provided fast track designation are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. There are frequent opportunities for the sponsor to obtain the FDA feedback with a fast-track product. Also with fast-track designation, the FDA may initiate review of sections of a BLA before the application is complete. This "rolling review" is available if the applicant provides and the FDA approves a schedule for the remaining information. Fast-track designation also makes a product eligible for accelerated approval under FDA regulations, that is, the product may be approved on the basis of either a clinical objective or a surrogate objective that is reasonably likely to predict clinical benefit. Approvals of this kind typically include requirements for appropriate post-approval Phase 4 clinical trials to validate the surrogate objective or otherwise confirm the effect of the clinical objective. Even with products that receive these designations, the designation can be rescinded and provides no assurance that a product will be reviewed or approved more expeditiously than would otherwise have been the case.

        Based on results of the Phase 3 clinical trial(s) submitted in a BLA, upon the request of an applicant, a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months from FDA filing, or eight months from the sponsor's submission. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months from FDA filing, or 12 months from sponsor submission. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

        In Canada, Health Canada has a Priority Review Process, allowing for faster review of eligible drug submissions. Eligibility for Priority Review mirrors that of the United States. The product must have potential to provide safe and effective treatment of a life-threatening or severely debilitating condition where (a) there is no existing drug on the Canadian market with the same profile or (b) where the new product represents a significant improvement over existing products. Priority Review does not change the quality, safety, or efficacy requirements of the submission; it just shortens Health Canada's target review timeline from 300 days down to 180 days.

        Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding "clock stops," when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: (1) the seriousness of the disease (for example, heavy disabling or life-threatening diseases) to be treated, (2) the absence or insufficiency of an appropriate alternative therapeutic approach, and (3) anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of CHMP is given within 150 days.

Breakthrough Therapy

        The FDA is authorized to designate a product candidate as a Breakthrough Therapy if it finds that the product candidate is intended, alone or in combination with one or more other product candidates or approved biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of subjects placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

        We may apply for Breakthrough Therapy designation for some of our product candidates. However, since designation as a Breakthrough Therapy is within the discretion of the FDA, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Healthcare Reform

        In March 2010, the President of the United States signed one of the most significant healthcare reform measures in decades. The Affordable Care Act substantially changes the way healthcare will be financed by both governmental and private insurers and significantly impacts the pharmaceutical industry. The Affordable Care Act has impacted existing government healthcare programs and has resulted in the development of new programs. For example, the Affordable Care Act provides for Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

        Among the Affordable Care Act's provisions of importance to the pharmaceutical industry are the following:

  •
  an annual, nondeductible fee on any covered entity engaged in manufacturing or importing certain branded prescription drugs and biological products, apportioned among such entities in accordance with their respective market share in certain government healthcare programs;

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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23% and 13% of the average manufacturer price;

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  expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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  a new partial prescription drug benefit for Medicare recipients, or Medicare Part D, coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand biologics or drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers' outpatient biologics or drugs to be covered under Medicare Part D;

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  extension of manufacturers' Medicaid rebate liability to covered biologics or drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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  new requirements to report to the Centers for Medicare and Medicaid Services annually specifying financial arrangements with physicians and teaching hospitals, as defined in the Affordable Care Act and its implementing regulations, including reporting any "payments or transfers of value" made or distributed to prescribers, teaching hospitals, and other healthcare providers and reporting any ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations during the preceding calendar year;

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  a new requirement to annually report biologic or drug samples that manufacturers and distributors provide to physicians;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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  a mandatory nondeductible payment for employers with 50 or more full-time employees (or equivalents) who fail to provide certain minimum health insurance coverage for such employees and their dependents.

        The Affordable Care Act also establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. IPAB is mandated to propose changes in Medicare payments if it determines that the rate of growth of Medicare expenditures exceeds target growth rates. The IPAB has broad discretion to propose policies to reduce expenditures, which may have a negative impact on payment rates for pharmaceutical products. A proposal made by the IPAB is required to be implemented by the U.S. federal government's Centers for Medicare and Medicaid Services unless Congress adopts a proposal with savings greater than those proposed by the IPAB. IPAB proposals may impact payments for physician and free-standing services beginning in 2015 and for hospital services beginning in 2020.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to healthcare providers of up to 2% per fiscal year, starting in 2013. In January 2013, the President signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        We anticipate that the Affordable Care Act will result in additional downward pressure on coverage and the price that we receive for any approved product. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

Coverage, pricing and reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a biologic may be separate from the process for setting the price or reimbursement rate that the payor will pay for the biologic. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA- or Health Canada-approved products for a particular indication or if a product is included it may not be listed on the formulary for all the indications or it may be listed on a narrower basis than what is approved by the FDA or Health Canada. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or Health Canada approvals. A payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the United States Congress enacted legislation providing Medicare Part D, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the product candidates that we are developing.

        Different pricing and reimbursement schemes exist in other countries. In Canada, the Patented Medicines Prices Review Board evaluates and controls excessive pricing of patented products. Further, there are national, provincial and territorial formularies funded by government healthcare systems. In addition to formularies for private payors (private insurers) and hospitals or hospital groups. Listing on the formularies and price depend on evidence and submissions regarding the cost/benefit of the drug and comparison of the cost-effectiveness of a particular product candidate to currently available therapies and is often subject to negotiations. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly pharmaceuticals, has become more intense. As a result, increasingly high barriers are being erected to the entry of new products. The European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our products, if approved, from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party-payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third party reimbursement rates may change at any time.

        Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

American Society of Clinical Oncology (ASCO) value assessment for cancer treatments

        In June 2015, the American Society of Clinical Oncology, or ASCO, published a proposed framework to assess the value of cancer treatment options. The framework was developed in response to concern that new, expensive cancer treatments may not be supported by adequate medical evidence. The purpose of the framework is to provide a standardized quantification of cancer treatments and assist oncologists and patients in deciding between new cancer treatments and the standard of care. The framework takes into account a medication's (1) efficacy, (2) safety and (3) cost, to derive an overall treatment value.

        This framework is described by ASCO as an initial approach that is not yet suitable for use by doctors and patients. While we believe that the safety and efficacy profile of our Phase 3 product candidates are potentially better than that of the standard of care and, if approved, we intend to price our products competitively, we do not know how the data will be assessed by ASCO. It is also unknown whether the framework will change and whether any changes could adversely affect the assessment of any of our product candidates. If this framework were adopted and utilized by payors and physicians and we were to receive low ratings, this could adversely affect the price and reimbursement of our medications and reduce prescriptions.

Other healthcare laws and compliance requirements

        The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by the Affordable Care Act, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

        The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-reimbursable, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates," independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Other jurisdictions, including Canada, have corresponding laws and regulations governing the handling of personal information and third party communications that may be more or less stringent than those of the United States. In Canada, such laws include the Personal Information Protection and Electronic Documents Act, similar provincial legislation regarding privacy and personal health information and anti-spam legislation, wherein the failure to comply or breaches can result in notification requirements or corrective action, including civil and criminal fines and sanctions.

        In the United States, our activities are potentially subject to additional regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of HHS (for example, the Office of Inspector General), the DOJ and individual United States Attorney offices within the DOJ, and state and local governments. If a product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as well as the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, or the OBRA, and the Veterans Health Care Act of 1992, or the VHCA, each as amended. Among other things, the OBRA requires pharmaceutical manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the VHCA, drug companies are required to offer some drugs at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and the United States Department of Defense, or DoD, the Public Health Service and some private Public Health Service designated entities, in order to participate in other federal funding programs including Medicaid. Recent legislative changes require that discounted prices be offered for specified DoD purchases for its TRICARE program through a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulation.

        Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

        In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in some states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing specified physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit other specified sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Environmental and safety laws

        We are subject to a variety of federal, provincial and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce such hazardous waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by federal, provincial and local regulations, the risk of accidental contamination or injury from these materials cannot be eliminated.

        Radioactive materials in Canada come under federal jurisdiction. Canada's Nuclear Safety and Control Act 1997 c.9 contains a general prohibition against any activity, including possession of radioactive material, except in accordance with the terms and conditions set out in a federal license issued by the Canadian Nuclear Safety Commission. The Nuclear Substances and Radiation Devices Regulation does however, exempt licensing requirements for small quantities of radioactive substances set out in a schedule to the Regulation and for radioactive substances not set out in the schedule with radioactivity ranging from

1-10 bequerels, or Bq, per gram or for more than a ton of material 1,000-10,000 Bq. Our manufacturing facility in Winnipeg, Manitoba, Canada is also be subject to license approvals, notification requirements and investigation and enforcement for air and water and waste matters under the Province of Manitoba's Environment Act CCSM c.E125. For hazardous, including radioactive materials, Manitoba's Dangerous Goods Handling and Transportation Regulation Man Reg 55/2003 adopts as law the federal Transportation of Dangerous Goods Regulations SOR/2001-286. This federal law addresses the documentation, labeling and packaging of the hazardous material. Finally, for occupational health and safety matters Manitoba's Workplace Safety and Health Act CCSM c W210 applies.

Corporate History and Information

        Viventia Bio Inc. and its wholly owned subsidiary, Viventia Bio USA Inc., are corporations domiciled in Canada and incorporated under the laws of the Province of Ontario. Our global headquarters is located at 147 Hamelin Street, Winnipeg, Manitoba R3T 3Z1, Canada, and our telephone number is 204-478-1023. Our U.S. corporate headquarters is located at 3711 Market Street, 8th Floor, Philadelphia, PA 19104, and our telephone number is 215-966-6060. Our agent in Canada is Peter Guselle, Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, Ontario M5K 1G8. We have conducted our business under the name Viventia Bio since our formation in October 2012.

        Viventia Bio was formed in October 2012, and Viventia Bio USA Inc. was formed in December 2013. On January 2, 2013, Viventia Bio entered into an asset purchase agreement with Viventia Biotechnologies Inc., or Viventia Biotechnologies, an affiliate of Viventia Bio, to acquire substantially all of its operations, including intellectual property and licensed technology assets as well as the rights and obligations related to such assets, and certain property and equipment. Viventia Biotechnologies was formed in October 2008 as a wholly-owned subsidiary of Viventia Biotech Inc., or Viventia Biotech. Viventia Biotech previously operated as Novopharm Biotech Inc., or Novopharm Biotech, until its name change in September 2000. In 2000, Teva Pharmaceuticals Ltd., acquired all of the outstanding shares of Novopharm and, as part of that acquisition, the shares of Novopharm Biotech were spun out to the former shareholders of Novopharm, being Mr. Dan, our controlling shareholder, and members of his family. Novopharm Biotech was formed in 1995, in the Province of British Columbia.

Employees

        As of September 15, 2015, we had 25 full-time employees and one part-time employee, four of whom are term specific employees, six hold Ph.D. degrees and one is a medical doctor. This number consists of six employees engaged in administration, six employees engaged in research and development, eight employees engaged in operations (five in manufacturing and three in facility/engineering) and six employees engaged in quality and support. Twenty-two of our employees are located in our Winnipeg facility and four of our employees are located in our Philadelphia office. We have no collective bargaining agreements with our employees and none are represented by labor unions. We have not experienced any work stoppages. We believe our relationship with our employees is satisfactory.

Facilities

        Our global headquarters are located in Winnipeg, Manitoba, Canada, which we operate under a five year renewable lease through September 2020. Our global headquarters consists of an approximately 31,400 square foot manufacturing, laboratory, warehouse and office facility. Our U.S. corporate headquarters is located in Philadelphia, PA, where we occupy office space under a lease that was executed in September 2015. The initial term of the lease expires in August 2016, after which the lease continues on a month-to-month basis unless terminated by either party by giving the requisite notice. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

        We are not party to any legal proceedings.

 MANAGEMENT

Senior Management And Directors

        The following table sets forth information regarding our senior management and directors, including their respective ages as of September 15, 2015:

Name	Age	Position(s)
Senior management and directors
Leslie L. Dan, D.Sc., B.Sc. Phm., M.B.A., C.M.	85	Executive Chairman and Director
Stephen A. Hurly	48	President, Chief Executive Officer and Director
Erick J. Lucera	47	Chief Financial Officer, Treasurer and Secretary
Glen C. MacDonald, Ph.D.	57	Chief Scientific Officer
Arthur DeCillis, M.D.	59	Chief Medical Officer
Gregory P. Adams, Ph.D.	56	Chief Development Officer
Martin Barkin, M.D., B.Sc., M.A., F.R.C.S.C.	79	Director
George W. Bickerstaff, III	59	Director
Annalisa Jenkins, M.M.B.S., M.R.C.P.	50	Director
Sanford Zweifach	59	Director
Catherine J. Mackey, Ph.D.	60	Director

        The business address for each of the senior management and directors listed above is 147 Hamelin Street, Winnipeg, MB, R3T 3Z1, Canada.

        Leslie L. Dan, B.Sc. Phm., M.B.A., C.M., is our founder, executive chairman and is currently our controlling shareholder. He has been the chair of our board of directors since January 2013 and has served as our Executive Chairman since September 2015. Prior to that, Mr. Dan served as our President and Secretary from October 2012 to September 2015. Mr. Dan also founded Novopharm (now known as Teva Canada Limited) in 1964, now a wholly-owned subsidiary of Teva Pharmaceuticals Industries Limited, a generic and brand-name pharmaceutical company, and has served on Teva Canada's board of directors as chairman since 2000. Mr. Dan also served on the board of directors of Draxis Health Inc. (now known as Draxis Specialty Pharmaceuticals Inc.), or Draxis, a provider of sterile products, non-sterile products and radiopharmaceuticals, from 1993 to 2003, and on the board of directors of Teva Israel from 2001 to 2007. Mr. Dan graduated from the University of Toronto with a B.Sc. Phm. in 1954 and an M.B.A. in 1959. He has also received honorary doctorates from the University of British Columbia, Dalhousie University, York University and the University of Toronto.

        We believe that Mr. Dan's perspective and over 50 years of experience in the pharmaceutical and biopharmaceutical industries, as well as the depth of his operations and board experience, provide him with the qualifications and skills to serve as a director.

        Stephen A. Hurly has served as our president since September 2015, our chief executive officer since March 2014 and as a member of our board of directors since January 2015. Prior to joining us, Mr. Hurly was the chief executive officer of Burrill & Co.'s Merchant Banking Division, a finance business for life science companies, from June 2011 to October 2014. Prior to that, Mr. Hurly was the head of the Life Sciences Investment Banking Practice at Boenning & Scattergood, a securities, asset management and investment banking firm, from June 2008 to May 2011. Mr. Hurly has more than 15 years of experience in the investment banking business. Mr. Hurly currently serves on the board of directors of PHusis Therapeutics Inc., a targeted small molecule therapeutics company, since May 2011. He graduated from Swarthmore College with a B.A. degree in Engineering in 1990 and earned an M.B.A. from the University of Chicago in 1997.

        We believe that Mr. Hurly's perspective and experience as an investment banker in the pharmaceutical and biopharmaceutical industries provide him with the qualifications and skills to serve as a director.

        Erick J. Lucera has served as our treasurer and secretary since September 2015 and our chief financial officer since May 2015. Prior to joining us, Mr. Lucera was a vice president of corporate development at Aratana Therapeutics, Inc., a pet therapeutics company, from December 2012 to April 2015. Prior to that, Mr. Lucera served as a vice president of corporate development at Sunshine Heart, Inc., a global medical device company, from March 2012 to December 2012. Prior to that, Mr. Lucera served as a vice president of equity research at Eaton Vance Corp., an investment management firm, from 2008 to 2011. Mr. Lucera partnered the Triathlon Life Sciences Fund, a hedge fund focused on the healthcare industry, in 2002 with Intrepid Capital/Associates, an investment firm, in a joint venture where he served as managing member and portfolio manager from 2004 to 2007. He was a senior vice president, principal and head of healthcare research at Independence Investment Associates Inc., an institutional investment firm, from 1995 to 2004. Before attending graduate school, Mr. Lucera was a staff auditor and accountant for Coopers & Lybrand, an accounting firm, from 1990 to 1993. He graduated from the University of Delaware with a Bachelor's Degree in Accounting in 1990, earned an M.B.A. from Indiana University in 1995, earned an M.S.F. from Boston College in 1999 and earned a C.P.H. from Harvard University in 2001. Mr. Lucera has obtained C.F.A. and C.M.A. designations and received a C.P.A. (inactive) from the Commonwealth of Pennsylvania.

        Glen C. MacDonald, Ph.D., has served as our chief scientific officer since our inception in 2012 and prior to that for our predecessor company in 2005. Prior to that, Dr. MacDonald served our predecessor company in several research related capacities from 1997 to 2005. Prior to joining us, Dr. MacDonald held a Manitoba Cancer Treatment Research Foundation Fellowship from 1996 to 1997 while serving as a Post-Doctoral Fellow at the University of Manitoba Cancer Treatment Research Foundation from 1995 to 1997. Dr. MacDonald also served as a Canadian Arthritis Society Post-Doctoral Fellow at the University of North Carolina at Chapel Hill from 1993 to 1995. He graduated from the University of Guelph with a Bachelor's Degree in Genetics in 1980 and earned an M.Sc. and Ph.D. from the University of Manitoba in 1987 and 1993, respectively. Dr. MacDonald's scientific background is extensive, having published in the areas of monoclonal antibodies, graft-versus-host disease, lupus and apoptosis.

        Arthur DeCillis, M.D., joined us as our chief medical officer in September 2015. Prior to joining us, Dr. DeCillis was the Vice President of Medical Affairs at Exelixis, Inc., a biotechnology company which discovered, develops and commercializes small molecules for the treatment of cancer, from July 2011 to September 2015. Prior to that position, Dr. DeCillis served as Exelixis, Inc's Vice President of Clinical Research from May 2007 to July 2011. Prior to that, Dr. Decillis served as a Senior Director and Executive Director at Novartis Pharmaceutical Corp. from 2005 to 2007. Previously, he held positions of increasing responsibility in Oncology Global Clinical Research at Bristol-Myers Squibb Company, culminating as group director. He graduated from Lehigh University with a Bachelor's degree in Mathematics in 1978, received his Doctor of Medicine degree from the University of Rochester School of Medicine and Dentistry in 1984 and received a M.S. degree in Intelligent Systems from the University of Pittsburgh in 1994.

        Gregory P. Adams, Ph.D., has served as our chief development officer since May 2015. Prior to joining us, Dr. Adams was Director of Biological Research and Therapeutics at Fox Chase Cancer Center from December 2013 to May 2015, where he recently led a laboratory group focused on developing antibodies and antibody-drug conjugates for the treatment of breast, ovarian and renal cancer. Prior to becoming Director of Biological Research and Therapeutics, Dr. Adams co-lead Fox Chase Cancer Center's Developmental Therapeutics Program from January 2009 to December 2013. Dr. Adams serves on the Editorial Boards of Cancer Immunology Research, MAbs and Cancer Biotherapy & Radiopharmaceuticals. He is a member of the Integration Panel of the U.S. Department of Defense's Breast Cancer Research

Program and recently completed a four-year term as a member of the U.S. National Cancer Institute's Cancer Immunopathology and Immunotherapy Study Section. He was a co-founder of a computational antibody design company, RAbD Biotech, and has served on the Scientific Advisory Boards of a number of biotechnology companies including Endo Pharmaceuticals Inc., Symphogen A/S, Avipep Pty. Ltd., AvidBiologics (now known as Formation Biologics, Inc.) and YM Biosciences Inc. (which was acquired by Gilead Sciences, Inc.). He graduated from the University of California, Santa Cruz with a Bachelor's Degree in Biology in 1983 and earned a Ph.D. in Immunology from the University of California at Davis in 1991.

        Martin Barkin, M.D., B.Sc., M.A., F.R.C.S.C., has been a member of our board of directors since February 2015. Dr. Barkin has served as a consultant since retiring as chief executive officer of Draxis in 2007. Dr. Barkin served in several capacities at Draxis (which was acquired by Jubilant Organosys Ltd.), an FDA-approved provider of sterile pharmaceutical products, non-sterile pharmaceutical products and radiopharmaceuticals, from 1992 to 2008, including as chief executive officer, president, chief operating officer and consultant. Prior to that, he was a partner and national practice leader for healthcare with KPMG Canada, an accounting firm, from 1991 to 1992 and head of healthcare consulting for KPMG Canada from 1991 to 1992. From 1987 to 1991, Dr. Barkin served as Deputy Minister of Health for the Province of Ontario. Prior to that, Dr. Barkin was Chief Urologist from 1972 to 1984 and chief executive officer from 1983 to 1987 at Sunnybrook Health Sciences Centre, a University of Toronto Academic Health Sciences Centre. Dr. Barkin currently serves on the board of trustees of Northwest Healthcare Properties REIT (TSX: NWH.UN) since 2011 and Viable Healthworks since July 2014. Dr. Barkin previously served on the board of directors of Bone Care International Inc. (NASDAQ: BCII) from 1993 to 2004, Allon Therapeutics Inc. (TSX: NPC.TO) from 2006 to 2012, which was acquired by Paladin Labs Inc. in 2013, and was the chair of the board of directors of Centric Health Corporation (TSX: NHH.TO) from 2008 to 2011. Dr. Barkin also serves on several private, non-profit boards of directors. Dr. Barkin earned an M.D. from the University of Toronto in 1960 and earned a B.Sc. and an M.A. in Chemistry from the University of Toronto in 1962 and 1963, respectively. He is certified in Canada as a Fellow of the Royal College of Surgeons of Canada, and received the Queen Elizabeth II Silver Jubilee Award in 1977.

        We believe that Dr. Barkin's perspective and experience as a physician, executive and director for several organizations in our industry provide him with the qualifications and skills to serve as a director.

        George W. Bickerstaff, III, has been a member of our board of directors since February 2015. Mr. Bickerstaff is currently a partner and the managing director of M.M. Dillon & Co., an investment bank, which he joined in 2005. Prior to joining M.M. Dillon & Co., Mr. Bickerstaff held various positions with Novartis International AG, a global leader in pharmaceuticals and consumer health, including chief financial officer of Novartis Pharma AG from 2000 to 2005. Mr. Bickerstaff has also held various executive, finance, audit and engineering positions with companies in the financial services, healthcare and information technology industries over the course of his 37 year career. Mr. Bickerstaff currently serves on the board of directors of CareDx, Inc. (NASDAQ: CDNA) since April 2014 and Cardax, Inc. (OTCQB: CDXI) since June 2014. Mr. Bickerstaff previously served on the board of directors of Amazys Holding AG (SWX: AMSN) from 2005 to 2005, BMP Sunstone Corporation (NASDAQ:BJGP) from 2008 to February 2011, Oracle Healthcare Acquisition Corp. (OTCPK:OHAQ) from 2005 to 2008 and Vion Pharmaceuticals, Inc. (NASDAQ: VION) from 2005 to April 2010. Mr. Bickerstaff also serves on several private, non-profit boards of directors. Mr. Bickerstaff received a Bachelor of Science degree in engineering and a Bachelor of Arts degree in business administration from Rutgers University in 1978.

        We believe that Mr. Bickerstaff's perspective and experience as an executive and board member of domestic and international companies within the financial services, healthcare and information technology industries, as well as his investment banking experience within these industries, provide him with the qualifications and skills to serve as a director.

        Annalisa Jenkins, M.M.B.S., M.R.C.P., has been a member of our board of directors since February 2015. Dr. Jenkins currently serves as chief executive officer at Dimension Therapeutics, Inc., a pharmaceutical company, which she joined in September 2014. From October 2013 to March 2014, Dr. Jenkins served as executive vice president, head of global research and development for Merck Serono Pharmaceuticals, or Merck Serono, a pharmaceutical company. Previously, from September 2011 to October 2013, she served as Merck Serono's executive vice president global development and medical, and was a member of Merck Serono's executive committee. Prior to that, Dr. Jenkins held several leadership roles at Bristol-Myers Squibb Company, a pharmaceutical company, where most recently, from 2009 to 2011, she was a senior vice president and head of global medical affairs. Earlier in her career, Dr. Jenkins served as a medical officer in the British Royal Navy during the Gulf Conflict, achieving the rank of surgeon lieutenant commander. Dr. Jenkins currently serves on the board of directors of Ardelyx, Inc. (NASDAQ: ARDX) since April 2015. She also serves on the board of directors for Biothera Pharmaceuticals Inc., iOX Therapeutics Limited and MedCity. Dr. Jenkins is a committee member of the Science Board to the FDA, which advises FDA leadership on complex scientific and technical issues, and a member of the European Commission's Scientific Panel for Health, a science-led expert group tasked with helping to achieve better health and wellbeing for all. She also serves on the boards of Women in Bio and the Center for Talent Innovation (U.K.) and is on the Advisory Panel of the Healthcare Businesswomen's Association. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew's Hospital in the University of London and subsequently trained in cardiovascular medicine in the UK National Health Service.

        We believe that Dr. Jenkin's extensive scientific background, deep industry experience and her role on the board of directors and committees of other organizations provide her with the qualifications and skills to serve as a director.

        Catherine J. Mackey, Ph.D., has been a member of our board of directors since February 2015. Dr. Mackey is currently the chief executive officer of CYPrus Therapeutics, Inc., a privately-held small molecule pharmaceutical development company, which she joined in February 2015. She also maintains an active consulting practice, MindPiece Partners, which she founded in January 2011. Dr. Mackey was previously senior vice president of worldwide research and development at Pfizer from 2001 to December 2010. Prior to that, Dr. Mackey was vice president of strategic alliances at Pfizer's R&D headquarters in Connecticut and before that she led genomic and proteomic Sciences at Pfizer. Before Pfizer, she held positions of increasing responsibility for DEKALB Genetics Corporation, which was acquired by Monsanto Company, including corporate vice president and head of research and development. Dr. Mackey currently serves on the boards of directors of Sequenom, Inc. (NASDAQ: SQNM) since June 2015, Cour Pharmaceutical Development Company since March 2014 and Evolve Biosystems, Inc. since June 2014. She previously served on the boards of directors of YM Biosciences Inc. (which was acquired by Gilead Sciences Inc.) from November 2011 to February 2013 and Althea Technologies, Inc. (which was acquired by Ajinomoto Co., Inc.) from December 2010 to April 2013. Dr. Mackey received her B.S. and Ph.D. degrees in microbiology from Cornell University in 1977 and 1983, respectively.

        We believe that Dr. Mackey's extensive research and development and business experience, including as an executive officer and research scientist, as well as her service on other boards of directors provides her with the qualifications and skills to serve as a director.

        Sanford Zweifach has been a member of our board of directors since February 2015. He is currently the founder and chief executive officer of Nuvelution Pharma, Inc., founded in June 2015. Previously, Mr. Zweifach co-founded and served as the chief executive officer of Ascendancy Healthcare, Inc., a pharmaceutical products commercialization company, from December 2010 until May 2015. From 2005 until 2010, Mr. Zweifach was a partner at Reedland Capital Partners, a boutique investment bank, where he headed its life science merger and acquisition division and advisory efforts. From 2004 to 2005, Mr. Zweifach was chief executive officer of Pathways Diagnostics Corp., a biomarker development company. Previously, from 1997 to 2004, Mr. Zweifach was a managing director of Bay City Capital, LLC, a merchant bank specializing in the life science sector. From 1995 to 1997, Mr. Zweifach was president and chief financial officer of Epoch Biosciences Corporation, Inc., a biotechnology company (which was acquired by Nanogen, Inc.). Prior to that, Mr. Zweifach was a C.P.A. and was employed by Coopers & Lybrand, an accounting firm. Mr. Zweifach currently serves on the board of directors of Anthera Pharmaceuticals, Inc. (NASDAQ: ANTH) since March 2013, Lyric Pharmaceuticals Inc. since March 2015, and Nuvelution Pharma, Inc. since June 2015. Mr. Zweifach received his B.A. in Biology from University of California, San Diego in 1978 and earned an M.S. in Human Physiology from University of California, Davis in 1984.

        We believe that Mr. Zweifach's extensive finance and business development experience in the biotechnology industry provide him with the qualifications and skills to serve as a director.

Foreign Private Issuer and Controlled Company Status

Foreign Private Issuer

        After the consummation of this offering, we will be a "foreign private issuer" under the U.S. securities laws and the NASDAQ rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our securities.

        As a foreign private issuer, we will also be subject to less stringent corporate governance requirements under the NASDAQ rules. Subject to certain exceptions, the NASDAQ rules permit a foreign private issuer to follow its home country's practice in lieu of the NASDAQ rules. We intend to follow the NASDAQ rules rather than rely on this foreign private issuer exemption.

Controlled Company

        For purposes of the NASDAQ rules, we expect to qualify as a "controlled company," but we do not intend to take advantage of any exemptions afforded to controlled companies. Controlled companies under NASDAQ rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that the chair of our board of directors will continue to control more than 50% of the combined voting power of our common shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. A controlled company may take advantage of certain exemptions from corporate governance requirements provided in the NASDAQ rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a nominating/corporate governance committee composed entirely of independent directors, or (iii) a compensation committee composed entirely of independent directors. The controlled company exemption does not modify the independence requirements for our audit committee.

Board Independence

        As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director's background, employment and affiliations, including family relationships, our board of directors determined that each of our directors with the exception of Messrs. Dan and Hurly are "independent directors" as defined under current rules and regulations of the SEC and the listing standards of NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director and the transactions involving them described in the section of this prospectus titled "Certain Relationships and Related Party Transactions."

Board Composition

        Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. Upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will consist of a number of directors, not less than                nor more than                , to be fixed exclusively by resolution of the board of directors.

        As of the closing of this offering, our amended and restated certificate of incorporation will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

  •
  the Class I directors will be                ,                 and                , and their terms will expire at the annual general meeting of shareholders to be held in 2016;

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  the Class II directors will be                ,                 and                , and their terms will expire at the annual general meeting of shareholders to be held in 2017; and

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  the Class III directors will be                ,                 and                , and their terms will expire at the annual general meeting of shareholders to be held in 2018.

        Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of shareholders in the year in which that term expires. Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal. Any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        Following the closing of this offering, our amended and restated certificate of incorporation will provide that directors may only be removed for cause. To remove a director for cause, 66 2/3% or more of the outstanding shares of capital stock then entitled to vote at an election of directors must vote to remove the director at an annual or special shareholders meeting. The amended and restated certificate of incorporation will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

Role of Our Board of Directors in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee is responsible for considering and discussing our major financial risk exposure and the steps our management has taken to monitor and control these exposures, including adopting guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

        Our board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

        Our audit committee consists of Messrs. Bickerstaff and Zweifach and Dr. Mackey, each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act, and the applicable rules of NASDAQ. Each member of our audit committee meets the financial literacy requirements of the listing standards of NASDAQ. Mr. Bickerstaff is the chair of the audit committee and our board of directors has determined that he is an audit committee "financial expert," as defined by Item 407(d)(5) of Regulation S-K under the Securities Act.

        The primary purpose of our audit committee is to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our financial statements and our compliance with legal and regulatory requirements. The functions of our audit committee include, among other things:

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  hiring the independent registered public accounting firm to conduct the annual audit of our financial statements and monitoring its independence and performance;

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  reviewing and approving the planned scope of the annual audit and the results of the annual audit;

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  pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;

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  reviewing the significant accounting and reporting principles to understand their impact on our financial statements;

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  reviewing our internal financial, operating and accounting controls with management, our independent registered public accounting firm and our internal audit provider;

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  reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;

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  reviewing potential conflicts of interest under and violations of our Code of Conduct;

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  establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;

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  reviewing and approving related party transactions;

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  hiring consultants to assist the committee, as necessary; and

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  reviewing and evaluating, at least annually, our audit committee's charter.

        With respect to reviewing and approving related party transactions, our audit committee reviews related party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related party transactions are those transactions to which we are or may be a party with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family, (iv) key management personnel and close members of such individuals' families, or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence. Our audit committee may approve a related party transaction if it determines that the transaction is in our best interests. Our directors are required to disclose to this committee or the full board of directors any potential conflict of interest, or personal interest in a transaction that our board is considering. Our senior managers are required to disclose any related party transaction to the audit committee. We will also poll our directors on an annual basis with respect to related party transactions and their service as an officer or director of other entities. Any director involved in a related party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

        The financial literacy requirements of the SEC require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Bickerstaff qualifies as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

        Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

        Our board of directors has adopted a charter for the audit committee that complies with NASDAQ Stock Market Rules. The charter will be available on our website at http://www.viventia.com upon the listing of our common shares on NASDAQ. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Compensation Committee

        Our compensation committee consists of Drs. Barkin and Jenkins and Mr. Zweifach, each of whom our board of directors has determined is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The composition of our compensation committee meets the requirements for independence under current rules and regulations of the SEC and the listing standards of NASDAQ. Mr. Zweifach is the chair of the compensation committee.

        The primary purpose of our compensation committee will be to assist our board of directors in exercising its responsibilities relating to compensation of our senior managers and employees and to administer our equity compensation and other benefit plans. In carrying out these responsibilities, this committee will review all components of senior management and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee will include, among other things:

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  designing and implementing competitive compensation policies to attract and retain key personnel;

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  reviewing and formulating policy and determining the compensation of our senior management and employees;

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  reviewing and recommending to our board of directors the compensation of our directors;

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  administering our equity incentive plans and granting equity awards to our employees and directors under these plans;

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  if required from time to time, reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our annual reports to be filed with the SEC;

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  engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and

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  reviewing and evaluating, at least annually, our compensation committee's charter.

        Our board of directors will adopt a charter for the compensation committee that complies with NASDAQ Stock Market Rules. The charter will be available on our website at http://www.viventia.com upon the listing of our common shares on NASDAQ. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Drs. Barkin, Jenkins and Mackey. The composition of our nominating and governance committee meets the requirements for independence under current rules and regulations of the SEC and the listing standards of NASDAQ. Dr. Jenkins is the chair of the nominating and corporate governance committee.

        The primary purpose of our nominating and corporate governance committee will be to assist our board of directors in promoting the best interests of our company and our shareholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee will include, among other things:

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  identifying, reviewing and evaluating candidates to serve on our board;

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  determining the minimum qualifications for service on our board;

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  developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;

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  developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and

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  periodically reviewing and evaluating our nominating and corporate governance committee's charter.

        Our board of directors will adopt a charter for the nominating and corporate governance committee that complies with NASDAQ Stock Market Rules. The charter will be available on our website at http://www.viventia.com upon the listing of our common shares on NASDAQ. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Code Of Conduct For Employees, Senior Management And Directors

        We will adopt a Code of Conduct applicable to all of our employees, senior management and directors. The Code of Conduct will be available on our website at http://www.viventia.com upon the listing of our common shares on NASDAQ. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, senior management or directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Compensation Committee Interlocks And Insider Participation

        No member of our compensation committee has ever been an senior manager or employee of ours. None of our officers currently serves, or has served during the last completed year, on the board of directors, compensation committee or other committee serving an equivalent function, of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

        In 2012, 2013 and 2014, Dr. Barkin was paid C$50,000, C$0 and C$35,000 in consulting fees, respectively, in exchange for strategic advice with respect to the development of Vicinium. The consulting arrangement was not part of a formal written agreement.

SENIOR MANAGEMENT AND DIRECTOR COMPENSATION

Summary Compensation Table

        The following table sets forth information for the fiscal year ended December 31, 2014 concerning compensation of our employees who were serving as senior management as of December 31, 2014.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Stephen Hurly, President and Chief Executive Officer	2014	$250,000	(1)	—	$5,691,000	(2)	$34,206	(3)	$5,975,206
Glen MacDonald, Chief Scientific Officer	2014	$246,800	(4)	—	$—		$9,890	(4)(5)	$256,690	(4)
Leslie L. Dan, Executive Chairman	2014	$90,600	(4)	—	$—		$—		$91,600	(4)

(1)
Mr. Hurly became employed by us in March 2014 and the base salary amount represents salary paid to him from that date until the end of the year.

(2)
The fair value is for 50% of Mr. Hurly's RSUs which were granted and accounted for in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Assumptions made in this valuation are discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)
Reflects health plan reimbursement made to Mr. Hurly prior to our establishment of a broad-based employee health plan.

(4)
The amounts reflected were paid in Canadian dollars and converted to U.S. dollars at the average exchange rate for the period of $0.9059 per U.S. dollar.

(5)
Reflects amounts paid as an automobile allowance.

Employment Agreements and Arrangements

        We have entered into employment agreements with our senior management, other than Mr. Dan, who was paid during 2014 for his services as our president and secretary pursuant to an arrangement with us, as well as with Mr. Lucera, who was hired as our new principal financial officer in 2015, Dr. Adams, who was hired as our new chief development officer in 2015, and Dr. DeCillis, who was our hired as our new chief medical officer in 2015. The following is a summary of the material terms of such employment agreements. For complete terms, please see the respective employment agreements attached as exhibits to the registration statement of which this prospectus forms a part.

Stephen Hurly

        We are a party to an amended and restated employment agreement with Stephen Hurly, our president and chief executive officer, dated December 11, 2014, or the Hurly Employment Agreement. The Hurly Employment Agreement provides Mr. Hurly with an annual base salary of $250,000, which will increase to $350,000 upon the closing of an initial public offering. Mr. Hurly is eligible to receive an annual performance bonus, as determined by our board of directors. Mr. Hurly is eligible to participate in all of our employee benefit plans and programs; however, prior to our establishment of a health plan, Mr. Hurly had received monthly benefits reimbursement of up to $2,850 for the cost of health insurance of obtaining private health insurance.

        Pursuant to the Hurly Employment Agreement, Mr. Hurly was granted a RSU award of 1,444,445 shares under the Equity Incentive Plan, as described below.

        Upon termination of Mr. Hurly's employment: (i) by us without "Cause," including certain non-renewals of the Hurly Employment Agreement by us, (ii) due to his resignation for "Good Reason," or (iii) due to his "Disability" (as such terms are defined in the Hurly Employment Agreement), subject to his execution of a general release of claims, he would be entitled to receive: (a) a pro-rata portion of the annual bonus based on the attainment of applicable performance goals and (b) 12 months base salary continuation.

        Mr. Hurly is subject to a one-year post-termination non-competition covenant in the event of his termination by us for Cause or his resignation without Good Reason.

Glen MacDonald

        We are a party to an employment agreement with Glen MacDonald, our chief scientific officer, dated October 12, 2004, or the MacDonald Employment Agreement. The MacDonald Employment Agreement was assigned to us by our predecessor, Viventia Biotech Inc. The MacDonald Employment Agreement provides Dr. MacDonald with an annual base salary of C$130,000, which has been subject to adjustment since the effective date of the MacDonald Employment Agreement, and is currently $            , and a monthly car allowance. Dr. MacDonald is eligible to receive an annual bonus, in the board of directors' sole discretion, of cash, stock options, other share based compensation, or any combination thereof subject to the attainment of pre-established performance goals. Dr. MacDonald is eligible to participate in all employee benefit plans generally available to other executives.

        Upon a termination of Dr. MacDonald without "Cause" (as such term is defined in the MacDonald Employment Agreement), subject to his execution of a general release of claims, Dr. MacDonald would be entitled to receive the following for a period of 23 months: (i) base salary continuation, (ii) continuation of benefits and (iii) reimbursement of up to C$10,000 for career relocation and outplacement services; provided that, the severance period will be automatically extended by one month for each additional year of employment after January 1, 2015. These severance payments would be conditioned upon Dr. MacDonald's execution of a Confidential Information, Intellectual Property, Non-Competition and Non-Solicitation Agreement.

Erick Lucera

        We are a party to an employment agreement with Erick Lucera, our chief financial officer, treasurer and secretary, dated March 19, 2015, or the Lucera Employment Agreement. The Lucera Employment Agreement provides Mr. Lucera with an annual base salary of $225,000, which will increase to an annual rate of $275,000 upon the closing of this offering. Mr. Lucera is eligible to receive an annual performance bonus with a target of 30% of his base salary, as determined by the board of directors; provided that, for the year ending December 31, 2015, Mr. Lucera's annual performance bonus will be pro-rated based on the number of days in the year in which he was employed by us. Mr. Lucera is eligible to participate in all of our employee benefit plans and programs.

        Pursuant to the Lucera Employment Agreement, Mr. Lucera was granted a non-qualified stock option, or NQO, to purchase 50,000 shares of common shares under the Equity Incentive Plan described below.

        Upon a termination of Mr. Lucera without "Cause" (as such term is defined in the Lucera Employment Agreement) more than 12 months after the effective date of the Lucera Employment Agreement, subject to his execution of a general release of claims, Mr. Lucera would be entitled to receive six months of base salary continuation.

        Mr. Lucera is subject to a non-competition provision for a period of one year after he terminates his employment with us for any reason or his employment is terminated by us for Cause.

Arthur DeCillis

        We are a party to an employment agreement with Arthur DeCillis, our chief medical officer, dated August 10, 2015, or the DeCillis Employment Agreement. The DeCillis Employment Agreement provides Dr. DeCillis with an annual base salary of $417,011. Dr. DeCillis is eligible to receive an annual performance bonus with a target of 30% of his base salary, as determined by the board of directors. For the year ending December 31, 2015, Dr. DeCillis' annual performance bonus will be pro-rated based on the number of days in the year in which he was employed by us. Dr. DeCillis is eligible to participate in all of our employee benefit plans and programs.

        Pursuant to the DeCillis Employment Agreement, Dr. DeCillis will be granted a NQO to purchase 65,000 shares of common shares under the Equity Incentive Plan. The option, subject generally to Dr. DeCillis' continued service with us through such dates, will generally vest as to 25% of the total award on each of the first four anniversaries of the grant date. Upon Dr. DeCillis' termination of employment with us, any outstanding, vested options shall remain exercisable, if at all, only in accordance with the terms of our Equity Incentive Plan and any then unvested options would be terminated.

        Upon a termination of Dr. DeCillis without "Cause" (as such term is defined in the DeCillis Employment Agreement) more than 12 months after the effective date of the DeCillis Employment Agreement, subject to his execution of a general release of claims, Dr. DeCillis would be entitled to receive six months of base salary continuation plus, for each full year of service after the first anniversary of the effective date of the DeCillis Employment Agreement, he would receive an additional two months of base salary continuation up to a maximum of 12 months of base salary continuation in total.

        Dr. DeCillis is subject to a non-competition provision for a period of one year after he terminates his employment with us for any reason or his employment is terminated by us for Cause.

Gregory P. Adams

        We are a party to an employment agreement with Gregory Adams, our chief development officer, dated April 20, 2015, or the Adams Employment Agreement. The Adams Employment Agreement provides Dr. Adams with an annual base salary of $200,000, which will increase to an annual rate of $250,000 upon the closing of an initial public offering. Dr. Adams is eligible to receive an annual performance bonus with a target of 30% of his base salary, as determined by the board of directors. For the year ending December 31, 2015, Dr. Adams' annual performance bonus will be pro-rated based on the number of days in the year in which he was employed by us. Dr. Adams is eligible to participate in all of our employee benefit plans and programs.

        Pursuant to the Adams Employment Agreement, Dr. Adams was granted a NQO to purchase 50,000 shares of common shares under the Equity Incentive Plan with an exercise price of $7.88 per share. The option, subject generally to Dr. Adams' continued service with us through such dates, will generally vest as to 25% of the total award on each of the first four anniversaries of the grant date. Upon Dr. Adams' termination of employment with us, any outstanding, vested options shall remain exercisable, if at all, only in accordance with the terms of our Equity Incentive Plan and any then unvested options would be terminated.

        Upon a termination of Dr. Adams without "Cause" or by Dr. Adams for "Good Reason" (as such terms are defined in the Adams Employment Agreement) more than 12 months after the effective date of the Adams Employment Agreement, subject to his execution of a general release of claims, Dr. Adams would be entitled to receive six months of base salary continuation and a pro-rata portion of his annual bonus, if any, that he would have received based on the satisfaction of such applicable performance goals had his employment not been so terminated.

        Dr. Adams is subject to a non-competition provision for a period of one year after he terminates his employment with us for any reason other than for Good Reason or his employment is terminated by us for Cause.

Equity Awards

        On December 11, 2014, we made a grant of 1,444,445 RSUs to Mr. Hurly under our Equity Incentive Plan. The RSUs will vest as follows: (a) 50% of the RSUs will vest upon our initial public offering and (b) 50% of the RSUs will vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined our president and chief executive officer's performance to be satisfactory based on performance conditions not yet agreed upon. All unvested RSUs will vest immediately upon a change in control. Other than this offering, all vesting events are contingent upon Mr. Hurly's continuous employment through the applicable vesting dates. The RSUs will not be delivered to Mr. Hurly upon vesting, but instead, will be delivered to him upon the first to occur of: (a) Mr. Hurly's termination of service with us for any reason, (b) the occurrence of a change in control or (c) March 1, 2019.

        On May 1, 2015, we made a grant of 65,000 stock options to Dr. MacDonald under our Equity Incentive Plan. The stock options vest annually over four years, and have an exercise price of $7.88 per share.

Potential Payments

Potential payments upon a termination or change in control

        The table below summarizes the payments and benefits that each of our senior managers would have been entitled to receive if his last day of employment with us had been December 31, 2014, assuming that such termination was not in connection with a change in control.

Name	Base Salary Continuation Payment ($)		Accelerated Stock Vesting ($)	Other(3)	Total ($)
Stephen Hurly	250,000	(1)	—	—	250,000
Glen MacDonald(4)	450,206	(2)	—	38,393	488,599
Leslie L. Dan	—		—	—	—

(1)
Base salary continuation paid over a 12 month period following such termination of employment.

(2)
Base salary continuation paid over a 23 month period following such termination of employment.

(3)
Benefit continuation for 23 months plus $10,000 in outplacement following such termination of employment.

(4)
Calculated at a spot exchange rate of C$0.8620 per U.S. dollar as of December 31, 2014.

Risk considerations in our compensation program

        Our board of directors is evaluating the philosophy and standards on which our compensation plans will be implemented. It is our belief that our compensation programs do not, and in the future will not, encourage inappropriate actions or risk taking by our senior management. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on us. In addition, we do not believe that the mix and design of the components of our executive compensation program will encourage management to assume excessive risks. We believe that our current business process and planning cycle fosters the behaviors and controls that would mitigate the potential for adverse risk caused by the action of our executives.

Outstanding Equity Awards At Fiscal Year-End

        The following table provides information regarding equity awards held by each of our senior managers that were outstanding as of December 31, 2014. Dollar values are based on the independent valuation of our common shares of $7.88 that was in effect on December 31, 2014.

Name	Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(1)
Stephen Hurly	1,444,445	5,691,000

(1)
The market value is based upon a price of $7.88 per share and is for 50% of the RSUs which were granted. The RSUs are scheduled to vest in two tranches subject to both performance conditions and a service condition. 50% of the units are scheduled to vest upon our initial public offering. The remaining 50% of the units vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined the CEO's performance to be satisfactory based on performance conditions not yet agreed upon.

Equity Incentive Plan

        We adopted our Equity Incentive Plan in September 2014, as amended and restated in September 2015, to enable us and our affiliated companies to: (a) recruit and retain highly qualified employees, directors and consultants, (b) provide those individuals with an incentive for productivity and (c) provide those individuals with an opportunity to share in our growth and value. A summary of the material terms of the Equity Incentive Plan is described below.

        The Equity Incentive Plan permits the grant of (i) incentive stock options, or ISOs, (ii) NQOs, and together with ISOs, Options, (iii) restricted stock awards and (iv) RSUs, which we refer to collectively as Awards, as more fully described below.

        All Awards granted under the Equity Incentive Plan are governed by separate written agreements, or Award Agreements, between us and the participants. No Awards may be granted after the ten-year anniversary of the Equity Incentive Plan's effective date.

        The Equity Incentive Plan will be administered by our compensation committee. This committee will designate each eligible individual to whom an Award is to be granted. The board of directors will delegate the authority to our compensation committee to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Equity Incentive Plan), as it may consider appropriate. Any of our employees, consultants, officers or other service providers, or those of our affiliates, are eligible to participate in the Equity Incentive Plan if selected by our compensation committee. In its discretion, our compensation committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits.

        Subject to certain adjustments, the maximum number of common shares that may be issued under the Equity Incentive Plan in connection with Awards is 1,950,000. Following the consummation of this offering, no participant may receive any Award or any combination of Awards that relate to more than 390,000 shares in any calendar year. In the event of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin-off, split-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common shares, our compensation committee shall make appropriate adjustments in the number and kind of shares authorized by the Equity Incentive Plan and covered under outstanding Awards as it determines appropriate and equitable. Common shares subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Equity Incentive Plan.

        An Option entitles the holder to purchase from us a stated number of common shares. An ISO may only be granted to an employee of ours or our affiliates (provided applicable law so permits). Our compensation committee will specify the number of common shares subject to each Option and the exercise price for such Option, provided that the exercise price may not be less than the fair market value of a common share on the date the Option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of common shares on the date the Option is granted. Generally, all or part of the exercise price may be paid (i) in cash, or (ii) with the proceeds received from a broker-dealer whom the holder has authorized to sell all or a portion of the common shares covered by the Option, or (iii) with the consent of our compensation committee, in whole or in part in common shares held by the holder and valued at fair market value on the date of exercise or (iv) by any combination of such methods.

        All Options shall be exercisable in accordance with the terms of the applicable Award Agreement. The maximum term of an Option shall be determined by our compensation committee on the date of grant but shall not exceed 10 years (five years in the case of ISOs granted to any 10% shareholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common shares with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs.

        If a participant terminates employment with us (or our affiliates) due to death or disability, the participant's unexercised Options may be exercised, to the extent they were exercisable on the termination date or on an accelerated basis as determined by our compensation committee, for a period of 12 months from the termination date or until the expiration of the original Option term, if shorter, or for such other period as determined by our compensation committee. If the participant terminates employment with us (or our affiliates) for cause (as defined in the Equity Incentive Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant's employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 90 days from the termination date (or such time as specified by our compensation committee at the time of grant) or until the expiration of the original Option term, whichever period is shorter. Unless otherwise provided by our compensation committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

        Unless otherwise defined in a participant's employment agreement, service agreement or offer letter, which will supersede the Equity Incentive Plan's definition below, "cause" under the Equity Incentive Plan is defined as one of the following with respect to a participant:

  •
  Habitual intoxication or drug addiction;

  •
  Violation of our written policies, procedures or codes including, without limitation, those with respect to harassment (sexual or otherwise) and ethics;

  •
  Refusal or willful failure to perform such duties as may be reasonably delegated or assigned to the participant, consistent with his or her position;

  •
  Willful refusal or willful failure to comply with any requirement of the SEC, or any securities exchange or self-regulatory organization then applicable to us;

  •
  Willful or wanton misconduct in connection with the performance of the participant's duties including, without limitation, breach of fiduciary duties;

  •
  Breach (whether due to inattention, neglect, or knowing conduct) of any of the material provisions of the participant's employment or service agreement;

  •
  Conviction of (or the entry of a plea of guilty, no contest or nolo contendere to) or admission or confession to any felony (other than driving while intoxicated or driving under the influence of alcohol) or any act of fraud, misappropriation, embezzlement or any misdemeanor involving moral turpitude;

  •
  Dishonesty detrimental to our best interest;

  •
  Involvement in any matter which, in the opinion of our chief executive officer (or in the case of the chief executive officer, our compensation committee), is reasonably likely to cause material prejudice or embarrassment to our business; or

  •
  Solely in the case of a non-employee board of director, any other action which our compensation committee determines to constitute "cause."

        A participant is considered to have a "disability" under the Equity Incentive Plan, if he or she is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment, which can be expected to result in death or which has lasted (or can be expected to last) for a continuous period of not less than 12 months.

        A restricted stock award is a grant of common shares, which may or may not be subject to forfeiture restrictions during a restriction period. Our compensation committee will determine the price, if any, to be paid by the participant for each common share subject to a restricted stock award. Our compensation committee may condition the expiration of the restriction period, if any, upon: (i) the participant's continued service over a period of time with us or our affiliates, (ii) the achievement by the participant, us or our affiliates of any other performance goals set by our compensation committee or (iii) any combination of the above conditions as specified in the Award Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common shares will be forfeited to us. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have the right to vote the shares underlying the restricted stock, however, unless otherwise provided by our compensation committee, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. Our board of directors may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

        RSUs are granted in reference to a specified number of common shares and entitle the holder to receive, on achievement of specific performance goals established by our compensation committee, after a period of continued service or any combination of the above as set forth in the applicable Award Agreement, one common share for each such common share covered by the RSU. Our board of directors may, in its discretion, accelerate the vesting of RSUs.

        Performance goals may be linked to a variety of factors including the participant's completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to us, an affiliated company or a business unit and are limited to one or more of the following:

  •
  Successful clinical development of product candidates in timeframe and approved budgets;

  •
  Closing of new strategic collaborations, partnerships and/or joint ventures;

  •
  Development of new intellectual property or product candidates;

  •
  Specified levels of or increases in: pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, or operational cash flow;

  •
  Specified levels of, decreases in or limiting the level of increase in, all or a portion of, our bank debt or other of our long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of such cash balances and/or other specified offsets;

  •
  Specified levels of or increases in: gross margin, financial ratios, and/or strategic initiatives;

  •
  Improvement in or attainment of operating expense levels, or improvement in or attainment of capital expense levels;

  •
  Individual objectives;

  •
  Successful renegotiation of intellectual property liabilities or successful reduction of economic impact to us;

  •
  Improvement of our profile with investors and analysts;

  •
  Creation, development or in-licensing of new sets of product candidates; and

  •
  The effective hiring, training, and/or management of staff.

        Our compensation committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a shareholder with respect to shares covered by Options or RSUs, unless and until such Awards are settled in common shares.

        No Option shall be exercisable, no common shares shall be issued, no certificates for common shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

        Our board of directors may amend, suspend or terminate the Equity Incentive Plan and our compensation committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder's permission.

        In the event of a change in control (as generally defined below), our compensation committee may, on a participant-by-participant basis (i) cause any outstanding Awards to become vested and immediately exercisable, in whole or in part, (ii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that Option upon closing of the change in control, (iii) cancel any unvested Award or unvested portion thereof, with or without consideration, (iv) cancel any Award in exchange for a substitute award, (v) redeem any restricted stock or RSU for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the change in control, (vi) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Option, multiplied by the difference, if any, between the fair market value per share on the date of the change in control and the exercise price of that Option; provided that if the fair market value per share on the date of the change in control does not exceed the exercise price of any such Option, our compensation committee may cancel that Option without any payment of consideration and/or (vii) take such other action as our compensation committee determines to be reasonable under the circumstances; provided that our compensation committee may only use discretion to the extent permitted under Section 409A of the Code.

        A "change in control" under the Equity Incentive Plan is generally deemed to have occurred if:

  •
  Any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

  •
  A majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

  •
  A merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation's board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

  •
  Any person or group acquires all or substantially all of our assets;

  •
  We complete a full liquidation or dissolution; or

  •
  Our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

        Our compensation committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

Registration of securities issued under equity incentive plans

        We intend to file a registration statement on Form S-8 under the Securities Act after consummation of this offering to register our common shares that are issuable pursuant to our Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective dates, subject to Rule 144 volume limitations, Canadian securities regulatory restrictions and the lock-up arrangement described below under "Underwriting."

Retirement Benefits

        Our senior management, as well as our other eligible employees, are entitled to participate in the Viventia Bio 401k Profit Share Plan and Trust, subject to federal guidelines and plan maximums. We provide a 100% matching contribution up to the first 4% of eligible compensation an employee contributes to the Viventia Bio 401k Profit Share Plan and Trust. The matching contributions become vested at 20% per year, starting on the employee's second anniversary of commencement of employment with us, such that all matching contributions are fully vested upon the employee's sixth anniversary of continuous employment with us.

Compensation Of Directors

        On December 14, 2014, our board of directors adopted a director compensation policy, which was amended and restated on September 16, 2015, pursuant to which our non-employee members of our board of directors receive the following compensation:

  •
  a $30,000 annual cash retainer;

  •
  with respect to a director's initial year of service, a restricted stock grant of 20,000 shares for U.S. directors, which vests in equal monthly installments over three years, and an option grant of 40,000 shares for Canadian directors, which vests in equal monthly installments over three years;

  •
  after a director's initial year of service, an annual restricted stock grant of 10,000 shares for U.S. directors, subject to Board approval, which vests in equal monthly installments over a one year period, and an option grant of 20,000 shares for Canadian directors, subject to Board approval, which vests in equal monthly installments over a one year period; and

  •
  $2,000 for each meeting attended by the director.

        Additionally, the chairperson of our board of directors will receive an additional $15,000 cash retainer.

        Pursuant to this policy, we also provide our non-employee directors who serve on committees with the following additional annual compensation:

  •
  the chairperson and other members of the audit committee will receive $15,000 and $10,000, respectively;

  •
  the chairperson and other members of our compensation committee will receive $10,000 and $5,000, respectively; and

  •
  the chairperson and other members of the nominating and corporate governance committee will receive $7,000 and $3,500, respectively.

        Employee directors are not compensated for their services as directors.

        Except as described in "Senior Management and Director Compensation—Potential Payments—Potential Payments Upon a Termination or Change of Control" relates to employee directors, none of our directors have service contracts providing for benefits upon termination of employment or expiration of term.

Director compensation table

        Our non-employee directors received no compensation for the fiscal year ended December 31, 2014.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following includes a summary of transactions since October 31, 2012, when we were formed, to which we have been a party, with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family, (iv) key management personnel and close members of such individuals' families or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Employment Agreements

        We have entered into employment agreements with certain of our senior managers that provide for salary, bonus and severance compensation. For more information regarding these employment agreements, see "Senior Management and Director Compensation—Employment Agreements" and "Senior Management and Director Compensation—Potential Payments—Potential Payments Upon a Termination or Change in Control" in this prospectus.

Equity Issued to Senior Management And Directors

        We have granted RSUs and/or stock options to our senior managers and directors, as more fully described in "Senior Management and Director Compensation—Employment Agreements," "Senior Management and Director Compensation—Equity Awards" and "Senior Management and Director Compensation—Compensation of Directors" in this prospectus.

Indemnification Agreements with Our Directors and Senior Managers

        We intend to enter into indemnification agreements with our directors and senior managers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and senior managers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or senior manager in any action or proceeding arising out of their services as one of our directors and/or senior managers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and senior managers.

        The limitation of liability and indemnification provisions in our bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and senior managers, even though an action, if successful, might benefit us and our shareholders. A shareholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and senior managers pursuant to these indemnification provisions.

        Under the Business Corporations Act (Ontario), or the OBCA, we may indemnify an individual who:

  •
  is or was our director or senior manager; or

  •
  another individual who acted at our request in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which that individual is involved because of that association with us or other entity.

        However, we are prohibited from indemnifying an individual under the OBCA unless:

  •
  such individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or senior manager or in a similar capacity at our request; and

  •
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual's conduct was lawful.

        The OBCA allows us to advance moneys to the individual for the costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding, but the individual must repay the moneys if the individual does not fulfill the conditions listed above. We may not indemnify or pay the expenses of the individual in respect of an action brought against the individual by or on behalf of us unless such indemnity or payment has been approved by the appropriate court.

        We or the individual or other entity may apply to the appropriate court for an order approving an indemnity under section 136 of the OBCA and the court may so order or make any further order that it sees fit.

        The OBCA provides that we may purchase and maintain insurance for the benefit of the individual against any liability incurred by the individual in his capacity as one of our directors or officers or as a director or senior manager, or someone a similar capacity, of another entity, if he acts or acted in that capacity at our request.

        Our bylaws provide that, subject to the OBCA, we shall indemnify every director and officer, every former director and officer, and every person who acts or acted at our request as a director or senior manager of another corporation of which we are or were a shareholder or creditor, and his heirs and legal representatives, shall at all times be indemnified and saved harmless by us from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of or having been our director or senior manager or such other corporation if, (a) he or she acted honestly and in good faith with a view to our best interests and (b) in case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his or her conduct was lawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Agreements with and Payments to Our Controlling Shareholder

License agreement with Protoden

        Overview and exclusivity.    In October 2014, we entered into an amended and restated exclusive license agreement with Protoden, a company owned by Clairmark, an affiliate of Mr. Dan, our executive chairman. Pursuant to the agreement, we were granted an exclusive, perpetual, irrevocable and non-royalty bearing license, with the right to sublicense, under certain patents and technology relating to bouganin, the precursor to deBouganin. We are also obligated to pay an on-going licensing fee of $100,000 per year during the term of the agreement. We are also obligated to pay Protoden a $50,000 sublicensing fee if we enter into a sublicense agreement for the patents with a third party between January 1, 2015 and December 31, 2016 that meets certain financial requirements. No royalties for the sale of any product are due to Protoden pursuant to the license agreement.

        Patent rights.    Protoden is responsible for the patent prosecution and maintenance activities pertaining to the licensed patents at our sole expense. We have the sole right, but not the obligation, to enforce the licensed patents against third parties for suspected infringement, and we will retain any recoveries from such suit.

        Term and termination.    The term of the agreement is for ten years, and upon expiration of the term, the licenses granted to us shall become fully paid-up and no further payments to Protoden are required.

        This license agreement is not significant to the operations of our business.

Shareholder Note Payable with Clairmark Investments Ltd.

        We entered the Shareholder Note Payable with Clairmark on September 23, 2014. The Shareholder Note Payable is a revolving unsecured loan facility in the aggregate principal amount of $8.0 million Canadian Dollars for working capital purposes. The term of the Shareholder Note Payable is five years payable at an interest rate of the floating annual prime rate of interest established by The Toronto-Dominion Bank plus 3% per annum. As of June 30, 2015, the amount outstanding under the Shareholder Note Payable was $12.3 million. The Shareholder Note Payable has been amended by an amending agreement dated September 16, 2015 to increase the cap to $20.0 million, with all amounts payable in U.S. dollars.

Lease agreement with 131 - 149 Hamelin Street Leaseholds Limited

        Our predecessor company, Viventia Biotech Inc., entered into an indenture, dated as of March 31, 2000, with an entity owned by related parties, Almad Investments Limited, for the lease of our manufacturing facility in Winnipeg, Manitoba, Canada. The subject property was subsequently transferred to another entity owned by related parties, 131 - 149 Hamelin Street Leaseholds Limited, and we entered into lease amending agreements, dated as of June 26, 2003, January 26, 2004 and June 25, 2008. The minimum annual base rent for the Facility Lease is currently C$204,300 per annum, plus additional rent and applicable taxes. On September 16, 2015, we entered into an amendment to the lease extending the term through September 2020, and granting us a right to renew the lease for one subsequent five year term.

Director and Officer Compensation

        Our executive chairman, Mr. Dan received $0.1 million and $0.05 million in director and officer fees for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

Net Asset Purchase

        On January 2, 2013, we entered into an asset purchase agreement with Viventia Biotechnologies, a company owned by Clairmark to acquire substantially all of its operations, including intellectual property and licensed technology assets as well as the rights and obligations related to such assets, and certain property and equipment. In exchange for the operations and net assets of Viventia Biotechnologies, we issued 16.0 million Class A redeemable preferred shares, with an agreed upon value of 16.0 million, to Clairmark.

Conversion of Preferred Shares

        In October 2014, the terms of redeemable preferred shares owned by Clairmark were modified such that the shares were converted into 12,999,999 shares of common shares valued at $102.4 million, based on the fair value of the common shares at the time of conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting

Policies and Estimates—Common Share Valuations." The conversion resulted in a deemed dividend of $86.4 million, which was recognized in additional paid-in capital.

Consulting Arrangement with Dr. Barkin

        In 2012, 2013 and 2014, Dr. Barkin was paid C$50,000, C$0 and C$35,000 in consulting fees, respectively, in exchange for strategic advice with respect to the development of Vicinium. The consulting arrangement was not part of a formal written agreement.

Policies and Procedures for Transactions with Related Persons

        Our policies and procedures for transactions with related persons are described in "Management—Board committees—Audit committee" in this prospectus.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common shares outstanding as of September 16, 2015 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares;

  •
  each of our directors and senior managers individually; and

  •
  all of our directors and senior management as a group.

        The percentage ownership information shown in the table is based upon 13,080,000 common shares outstanding as of September 16, 2015. The number of common shares and percentage of common shares beneficially owned after the offering gives effect to the issuance by us of                  common shares in this offering. The percentage ownership information after this offering assumes no exercise of the underwriters' option to purchase additional shares.

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of September 16, 2015. Common shares subject to options and warrants currently exercisable or exercisable within 60 days of September 16, 2015 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all common shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Viventia Bio Inc., 147 Hamelin Street, Winnipeg, MB, R3T 3Z1 Canada.

		Percentage of shares beneficially owned
	Number of shares beneficially owned
Name and Address of Beneficial Owner		Before offering		After offering
5% or greater shareholders and director:
Leslie L. Dan(1)	13,000,000	99.4%			%
Directors and senior managers:
Stephen Hurly(2)(3)	—	*	%		%
Martin Barkin, M.D., B.Sc., M.A., F.R.C.S.C.	—	*	%		%
George W. Bickerstaff, III(2)(4)	20,000	*	%		%
Annalisa Jenkins, M.M.B.S., M.R.C.P.(2)(4)	20,000	*	%		%
Sanford Zweifach(2)(4)	20,000	*	%		%
Catherine J. Mackey, Ph.D.(2)(4)	20,000	*	%		%
Erick J. Lucera(2)	—	*	%		%
Glen C. MacDonald, Ph.D.	—	*	%		%
Arthur DeCillis, M.D.(2)	—	*	%		%
Gregory P. Adams, Ph.D.(2)	—	*	%		%
Directors and senior managers, as a group	13,080,000	100%			%

*
Represents beneficial ownership of less than 1%.

(1)
Mr. Dan's holdings are owned directly through Clairmark.

(2)
Represents a U.S. citizen or resident.

(3)
Does not reflect 722,223 RSUs held by Mr. Hurly, which will vest upon the consummation of this offering and 722,222 RSUs held by Mr. Hurly, which will vest on December 3, 2015, provided that: (i) we have consummated our initial public offering, and (ii) our compensation committee has determined our president and chief executive officer's performance to be satisfactory based on performance conditions not yet agreed upon.

(4)
Consists of 20,000 shares of restricted stock, all of which have voting rights.

        There have not been any significant changes in the percentage ownership held by any major shareholders during the past three years. None of our major shareholders have different voting rights from other shareholders.

DESCRIPTION OF CAPITAL STOCK

General

        Upon consummation of this offering, our authorized capital stock will consist of an unlimited number of common shares, without par value, and an unlimited number of preference shares, without par value. As of June 30, 2015, there were (i) 13,000,000 common shares outstanding, issued and fully paid held by one shareholder of record, (ii) outstanding options to purchase an aggregate of 220,000 common shares at a weighted average exercise price of $7.88 per share, (iii) 1,444,445 RSUs and (iv) no preference shares outstanding. Subject to the restrictions on the issuance of capital stock in our articles, bylaws and the OBCA and any other applicable law, we may at any time issue capital stock and grant warrants, ISOs, NQOs, restricted stock awards and RSUs on any terms, with the rights and restrictions and for the consideration that our board of directors determine.

        The following is a summary of our capital stock upon consummation of this offering, as well as the rights of our common shares and preference shares as set forth in our articles, as amended, and certain sections of the OBCA. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles and bylaws to be in effect upon consummation of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Changes to Our Share Capital

        During the last three years, we have issued (i) 80,000 shares of restricted stock to our directors, (ii) options to purchase an aggregate of 235,000 common shares at a weighted average exercise price of $7.88 per share to our employees, and (iii) 1,444,445 RSUs to our president and chief executive officer. See "Senior Management and Director Compensation—Employment agreements," "Senior Management and Director Compensation—Equity awards," "Senior Management and Director Compensation—Equity Incentive Plan" and "Senior Management and Director Compensation—Compensation of Directors." Our board of directors has approved and authorized all issuances of common shares, restricted stock, options and RSUs described herein.

Common Shares

        Holders of common shares are entitled to: (i) one vote per share at meetings of the holders of common shares, (ii) dividends if, as and when declared by our board of directors and (iii) upon a liquidation, dissolution or winding-up, receive such assets as are distributable to our shareholders.

Listing on NASDAQ

        We intend to apply to list our common shares on NASDAQ under the symbol "VITA."

Transfer Agent and Registrar

        Upon the closing of this offering, the transfer agent and registrar for the common shares in the United States will be American Stock Transfer & Trust Company, LLC.

Preference Shares

        Preference shares are issuable in series, as determined by our board of directors. Our directors may, before issuance and subject to the provisions of our articles, determine the designation, rights, privileges, restrictions and conditions attaching to the preference shares in each series, including, but not limited to, the dividend rate, rights of redemption and/or retraction, voting rights, conversion rights, rights on dissolution, any sinking or purchase fund.

Our Articles and Bylaws

        Our articles and bylaws do not provide for or prescribe any specific objective or purpose. Our articles and bylaws are subject to the terms of the OBCA and may be amended or repealed and replaced by special resolution of our shareholders, which is a resolution passed by at least two-thirds of the votes on such matter cast at a special meeting of shareholders duly called for the purpose of considering such a resolution.

        Under Canadian law, a company has the legal capacity and powers of an individual both within and outside of Canada. The material provisions of our articles and bylaws are set our below. This summary is not intended to be complete nor does it constitute a definitive statement of the rights and liabilities of our shareholders.

Terms for Senior Management

        Each of our senior management has been elected to serve until such person's earlier death, resignation, or removal in accordance with our bylaws.

Interested Directors

        Unless relevant exceptions apply, the OBCA requires a director to provide disclosure of certain interests or conflicts of interest and prohibits directors from voting on matters in which they have a material interest.

Directors' Compensation

        For information regarding directors' compensation, see "Management—Senior Management and Director Compensation—Compensation of Directors."

Borrowing Powers Exercisable by Directors

        Pursuant to our articles and bylaws, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to, without authorization of the shareholders, raise and borrow money, and charge any of our property, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in case, in the manner and on the terms our board of directors deems appropriate.

Retirement of Directors

        The term of a director ends at the conclusion of the following annual meeting of shareholders. A director is eligible for re-election to our board of directors unless disqualified from acting as a director under the OBCA or our articles and bylaws.

Rights, Preferences and Restrictions on Classes of Shares

        The rights attaching to our common shares and preference shares are set out in our articles. Our articles and bylaws and the OBCA provide that the directors may issue our securities as our board of directors determine from time to time. Subject to any approval which is required from the shareholders under the OBCA, applicable securities laws and NASDAQ rules, any rights and restrictions attached to a class of shares, we may issue further common shares or preference shares, in one or more series, on such terms and conditions as our board of directors resolve. Currently, the outstanding share capital consists of only common shares.

Dividend Rights

        Holders of common shares are entitled to dividends if, as and when declared by our board of directors in accordance with the provisions of our articles and the OBCA.

Voting Rights

        Pursuant to our articles and bylaws, and subject to any voting exclusions imposed under applicable securities laws and NASDAQ rules, the rights and restrictions attaching to the common shares, each common share entitles the holder thereof to one vote at a meeting of shareholders. Shareholders may vote in person or by proxy. Note that beneficial holders of common shares may not directly vote at a meeting of shareholders, but may instruct the intermediary in whose name the shares are registered to vote the number of common shares held for such beneficial holder. Generally, under the OBCA, a majority of the votes cast at a meeting of shareholders in person or by proxy are required to pass an action by shareholders. However, in certain limited circumstances, such as the vote on an action that may be deemed a fundamental change or a vote to approve certain types of transactions involving related parties and affiliates, the approval of 66 2/3% of the votes cast at a meeting of shareholders in person or by proxy would be required.

Right to Share in Our Profits

        Pursuant to our articles and bylaws, the shareholders are entitled to participate in our profits only by the payment of dividends. Our board of directors may determine, from time to time, to pay dividends to the shareholders; however, no dividend is payable except in accordance with the provisions of our articles and the OBCA.

Right to Share in Any Surplus in the Event of Liquidation

        Our articles and bylaws provide for the right of shareholders to participate in a surplus in the event of liquidation, subject to the rights attaching to a class of shares.

No Redemption or Sinking Fund Provisions for Common Shares

        There are no redemption or sinking fund provisions in our articles and bylaws in relation to common shares.

Capital Calls

        The common shares are issued as fully paid shares in the capital and as such we may not make calls on shareholders for additional capital in relation to issued common shares.

Share Ownership Restrictions

        There are no provisions in our articles and bylaws that require a shareholder to disclose, or prevent a shareholder from exceeding, an ownership threshold.

Issues of Common Shares and Change in Capital

        Subject to our articles and bylaws, the OBCA, applicable securities rules, the NASDAQ rules and any other applicable law, we may at any time issue shares, issue options, warrants or other securities on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms as the directors may determine.

        Subject to our articles and bylaws, the OBCA, applicable securities rules, the NASDAQ rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number and/or reduce our share capital (subject to applicable conditions, including meeting applicable solvency tests).

General Meetings of Shareholders

        General meetings of shareholders may be called from time to time by the board of directors, subject to the requirement of the OBCA to hold an annual meeting of shareholders at least 15 months following the previous annual meeting. The OBCA requires that the directors call and hold a meeting of shareholders on the request of not less than 5% of the issued shares of the corporation carrying the right to vote at such meeting, subject to certain conditions set out in the OBCA.

Competition Act, Exchange Controls and Investment Canada Act

        Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or the Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction for up to one year after closing, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially lessen or prevent competition in any market in Canada.

        This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person (and its affiliates) would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person's (and its affiliates') holdings to over 50% if certain financial thresholds are exceeded and if no exemption applies. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless compliance with the waiting period has been waived or terminated by the Commissioner.

        There is no law, governmental decree, or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

        There is no limitation imposed by Canadian law or our bylaws or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada).

        The Investment Canada Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act, referred to who acquires "control" (as defined in the Investment Canada Act) of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it were an investment to acquire control of us and the value of our assets were C$5 million or more. However, the Investment Canada Act further provides for different monetary review thresholds for World Trade Organization, or WTO, member country investors, including United States investors for a business that is not a cultural business as all are defined in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian who is a "WTO investor" and is not a state owned enterprise (as defined in the Investment Canada Act) would be reviewable only if it were an investment to acquire control of us and our enterprise value (as determined under the Investment Canada Act) was equal to or greater than the annual applicable review threshold in the Investment Canada Act. As of April 24, 2015, such threshold was C$600 million with staged increases/adjustments as set forth in the Investment Canada Act. If such "WTO investor" is a state owned enterprise, then the current review threshold would be C$369 million in asset value, as determined in accordance with, and subject to, the Investment Canada Act. Notwithstanding the foregoing, any transaction can be reviewable regardless of size if it involves the acquisition of control of a cultural business or if the Minister has reasonable grounds for believing that such investment could be injurious to national security.

Anti-Takeover Law

        Canadian securities laws require that an acquirer comply with the rules and guidelines regarding takeover bids and other acquisition transactions. The Canadian securities laws also provide for certain defense tactics by a company. The application of these rules and regulations can be technical and burdensome for both the acquirer and a company.

        While the OBCA does not contain specific anti-takeover provisions with respect to "business combinations", roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or Multilateral Instrument 61-101, contain requirements in connection with, among other things, "related party transactions" and "business combinations", including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

        The term "related party" includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

        Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

Access to and Inspection of Documents

        Inspection of our records is governed by the OBCA. Registered shareholders and beneficial shareholders are entitled to review the following documents during regular business hours and to take extracts from those records free of charge: (i) our articles and bylaws, (ii) minutes of meetings and resolutions of the shareholders, (iii) register of directors and (iv) the securities registers. Other corporate records, including minutes of directors' meetings, financial records and other documents are not open for inspection by shareholders.

Articles of the Corporation, Bylaws and Corporate Laws

Incorporation

        On October 31, 2012, we were incorporated under the OBCA. Our Ontario corporation number is 002348093.

Objects and Purposes of the Company

        Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

        Neither our articles nor our bylaws restrict our directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum. However, as discussed below, the OBCA sets out certain requirements in respect of interests of directors' contracts or transactions.

        The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director's remuneration as a director of the company or one of our affiliates, (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director or (iii) with one of our affiliates.

        A director or senior manager who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or senior manager disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

        The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

        Our directors shall be paid such remuneration for their services as our board of directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our board of directors or any committee thereof.

Borrowing Powers of the Corporation

        The OBCA provides that, if authorized by our directors, we may:

  •
  borrow money upon our credit;

  •
  issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

  •
  give a guarantee on our behalf to secure performance of an obligation of any person; and

  •
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the company.

Amendment to our Bylaws

        Our articles do not contain any provisions in connection with amending the bylaws. The OBCA provides that, unless our articles otherwise provide, our board of directors may by resolution, make,

amend or repeal any bylaws that regulate our business and affairs and that our board of directors will submit such bylaw, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the bylaw, amendment or repeal.

Qualifications of Directors

        Under our articles and bylaws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age, (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, (iii) a person who is not an individual, and (iv) a person who has the status of a bankrupt.

Share Rights

        See the discussion in the section of this prospectus entitled "Description of Capital Stock" for a summary of our authorized capital and the rights attached to our common shares and preferred shares.

Procedures to Change the Rights of Shareholders

        The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects and complies with all applicable requirements set out in the OBCA, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

Meetings

        Unless expressly stated at the time of election or appointment, each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

        Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as our board of directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than 60 days, before the meeting.

        Meetings of our shareholders shall be held at such place in or outside of Ontario as the directors determine or in the absence of such determination, at our registered office.

        Our board of directors shall have power to call a special meeting of our shareholders at any time.

        The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than 5% of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

        Under our bylaws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 5% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

        Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents. See "Competition Act, Exchange Controls and Investment Canada Act" in this prospectus.

Change in Control

        There are no provisions in our articles or bylaws that would have the effect of delaying, deferring or preventing a change in control of the company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company or our subsidiaries.

Ownership Threshold

        Neither our bylaws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, applicable corporate and securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

        United States federal securities laws require us to disclose, in our annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

Differences in Corporate Law

        We are governed by the OBCA, which is generally similar to laws applicable to United States corporations. Significant differences between the OBCA and the Delaware General Corporate Law, or DGCL, which governs companies incorporated in the State of Delaware, include the following:

  Number and Election of Directors

Delaware	Ontario
Under the DGCL, the board of directors must consist of at least one director. The number of directors shall be fixed by, or in the manner provided in, the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless provided otherwise in the certificate of formation or bylaws.	Under the OBCA and our articles, the board of directors must consist of at least three members so long as Viventia remains an "offering corporation" for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the NASDAQ Stock Exchange or Toronto Stock Exchange. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

  Removal of Directors

Delaware	Ontario
Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except: (1) in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, and (2) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director can be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.	Under the OBCA, the shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy.

  Vacancies on the Board of Directors

Delaware	Ontario
Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

  Board of Director Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under the OBCA, subject to an Ontario corporation's articles or bylaws, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must directors must be present at any meeting to constitute a quorum.

Under the OBCA, subject to an Ontario corporation's articles or bylaws, where there is a vacancy or vacancies in the board of directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

  Transactions with Directors and Officers/Senior Managers

Delaware	Ontario
The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director's or officer's votes are counted for such purpose, if (i) the material facts as to the director's or officer's interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the director's or officer's interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.	The OBCA requires that a director or officer of a corporation who is: (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or senior manager is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or senior manager or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

Delaware	Ontario
The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director's or officer's interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director's or officer's interest in the notice of meeting or management information circular.

  Limitation on Liability of Directors

Delaware	Ontario
The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director's fiduciary duty as a director, except for liability:

•

for breach of the director's duty of loyalty to the corporation or its stockholders;

•

for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•

under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•

for any transaction from which the director derived an improper personal benefit.

The OBCA does not permit the limitation of a director's liability as the DGCL does.

  Indemnification of Directors and Officers/Senior Managers

Delaware	Ontario
Delaware law permits a corporation to indemnify, and to advance expenses to, officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action that they had no reasonable cause to believe was unlawful.	Under the OBCA, an Ontario corporation may also, with the approval of a court, indemnify or advance moneys to an indemnified person in respect of an action by or on behalf of the corporation to obtain a judgment in its favor, to which the indemnified person is made a party because of his or her association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the indemnified person in connection with such action, if he or she acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the indemnified person acted as a director or senior manager or in a similar capacity at the corporation's request. However, any such indemnified person is entitled under the OBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the indemnified person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which he or she is subject because of his or her association with the corporation or other entity, if such indemnified person (i) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) acted honestly and in good faith with a view to the best interests of the corporation or other entity and had reasonable grounds for believing that his or her conduct was lawful.

  Call and Notice of Stockholder Meetings

Delaware	Ontario
Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting. Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation's certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.	Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

  Stockholder Action by Written Consent

Delaware	Ontario
Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation's certificate of incorporation.	Under the OBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

  Stockholder Nominations and Proposals

Delaware	Ontario
Not applicable.	Under the OBCA, a shareholder entitled to vote at a shareholders' meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders' meeting and, subject to such shareholder's compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders' meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

  Stockholder Quorum and Vote Requirements

Delaware	Ontario
Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.	Under the OBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of an OBCA corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

  Amendment of Governing Instrument

Delaware	Ontario
Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.	Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.
Amendment of Bylaws. Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

  Votes on Mergers, Consolidations and Sales of Assets

Delaware	Ontario
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.	Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation, liquidations and dissolutions.

  Dissenter's Rights of Appraisal

Delaware	Ontario

Under the DGCL, any shareholder of a corporation who holds share of stock on the date of making a demand for appraisal of such shareholder's shares under the DGCL, who continuously holds such shares through the effective date of a merger or consolidation, who has neither voted in favor of the merger or consolidation nor consented thereto shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the shareholder's shares of stock; provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

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shares of stock of the surviving corporation;

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shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

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cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

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any combination of the above.

Notwithstanding the foregoing, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders of such corporation are required by the agreement of merger or consolidation to accept for such stock anything but:

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shares of stock of the surviving corporation or depository receipts in respect thereof;

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shares of stock of another corporation, or depository receipts in respect thereof, that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

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cash in lieu of fractional shares or fractional depository receipts described in the two preceding bullet points; or

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any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

Under the OBCA each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations), (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares, (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on, (iv) a continuance under the laws of another jurisdiction, (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business, and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder's interests.

  Anti-Takeover and Ownership Provisions

Delaware	Ontario
Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a Delaware corporation from engaging in a "business combination" (as defined in Section 203) with a holder of 15% or more of the corporation's voting stock for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203.	While the OBCA does not contain specific anti- takeover provisions with respect to "business combinations", roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101, contain requirements in connection with, among other things, "related party transactions" and "business combinations", including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term "related party" includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common shares in the public market after the restrictions lapse could adversely affect the prevailing market price for our common shares as well as our ability to raise equity capital in the future.

U.S. Resale Restrictions

        After consummation of this offering,                    common shares will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Subject to Canadian securities restrictions, all of the common shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below,                                     common shares outstanding after this offering will be restricted as a result of U.S. or Canadian securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

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                      restricted shares will be eligible for immediate sale upon consummation of this offering; and

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                      restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering, subject to, in certain circumstances, the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

        In general, pursuant to Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least six months, as measured by Rule 144, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least one year, as measured by Rule 144, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon consummation of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by Rule 144, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

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  1% of the number of our common shares then outstanding; and

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  the average weekly trading volume of our common shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted common shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice to the SEC and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell our common shares that are not restricted common shares must nonetheless comply with the same restrictions applicable to restricted common shares, other than the holding period requirement.

        Notwithstanding the availability of Rule 144, certain holders of our restricted common shares have entered into lock-up agreements as described below and their restricted common shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

        Pursuant to Rule 701 under the Securities Act, which provides an exemption from registration for certain compensatory securities, our common shares acquired outright upon the exercise of currently outstanding options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

  •
  persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144; and

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  our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

        As of June 30, 2015, options to purchase a total of 220,000 common shares and 1,444,445 RSUs were outstanding, of which none were vested. Of the total number of our common shares issuable under these options and RSUs,                         are subject to contractual lock-up agreements with the underwriters described in this prospectus under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

        In connection with this offering, we, our senior managers and directors and our controlling shareholder have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any common shares or securities convertible into or exchangeable or exercisable for common shares, for 180 days after the date of the Underwriting Agreement for our senior managers and directors and 360 days after the date of the Underwriting Agreement for our controlling shareholder, without first obtaining the written consent of Leerink Partners LLC and Cowen and Company, LLC on behalf of the underwriters.

        Following the lock-up periods set forth in the agreements described above, and assuming that Leerink Partners LLC and Cowen and Company, LLC do not release any parties from these agreements and that there is no extension of the lock-up period, all of our common shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration of Securities Issued Under Equity Incentive Plans

        We intend to file a registration statement on Form S-8 under the Securities Act after consummation of this offering to register our common shares that are issuable pursuant to our Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective dates, subject to Rule 144 volume limitations, Canadian securities restrictions and the lock-up arrangement described above and under "Underwriting."

 U.S. AND CANADIAN INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Information for U.S. Holders

        The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of common shares purchased in this offering. The discussion set forth below is applicable to U.S. holders (as defined below). This summary deals only with common shares held as capital assets, meaning generally, assets held for investment.

        The term "U.S. holder" means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) was in existence on August 20, 1996, met certain conditions, and has a valid election in effect under applicable U.S. Treasury regulations to remain treated as a U.S. person.

        This summary does not describe all of the U.S. federal income tax consequences applicable to a U.S. holder if such U.S. holder is subject to special treatment under U.S. federal income tax laws, including if such U.S. holder is:

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  a dealer in securities or currencies;

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  a financial institution;

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  a regulated investment company;

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  a real estate investment trust;

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  an insurance company;

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  a tax-exempt organization;

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  a person holding our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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  a trader in securities that has elected the mark-to-market method of accounting for its securities;

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  a person liable for alternative minimum tax;

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  a person who owns or is deemed to own 10% or more of our voting common shares;

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  a partnership or other pass-through entity for U.S. federal income tax purposes; or

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  a person whose "functional currency" is not the U.S. dollar.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our common shares should consult their own tax advisors.

        The discussion below is based upon the provisions of the Code and regulations, including proposed regulations, Internal Revenue Service, or the IRS, rulings and judicial decisions thereunder as of the date hereof. These authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not contain a detailed description of all U.S. federal income tax consequences applicable to a U.S. holder in light of such U.S. holder's particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

        If you are considering purchasing our common shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Consequences," the gross amount of distributions on our common shares (including amounts withheld to pay Canadian withholding taxes) will be taxable as dividends to a U.S. holder to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on our common shares (including withheld taxes) will be includable in a U.S. holder's gross income as dividend income when actually or constructively received. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations with respect to dividends received from U.S. corporations. Distributions treated as dividends that are received by non-corporate U.S. holders are expected to qualify for the 20% reduced maximum tax rate available for dividends received from a "qualified foreign corporation" provided certain holding period and other requirements are met. However, if we are a PFIC for the taxable year in which the dividends are paid or the preceding taxable year, we will not be treated as a qualified foreign corporation, and, therefore, the reduced maximum tax rate described above will not apply. See "—Passive Foreign Investment Company Consequences" in this prospectus. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as "investment income" under applicable Code provisions, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. Further, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met.

        Subject to certain conditions and limitations, Canadian tax withheld from dividends paid on our common shares may be deducted by a U.S. holder from adjusted gross income or claimed as a credit against the U.S. holder's U.S. federal income tax. A U.S. holder may claim a deduction for Canadian taxes withheld from dividends paid in a taxable year only if the U.S. holder elects to deduct all foreign income taxes paid in that taxable year. A credit may be claimed against U.S. federal income tax only up to an amount equal to the U.S. federal tax on the U.S. holder's foreign source income. The credit is calculated separately with respect to different categories of income. Dividends paid on our common shares will generally constitute foreign source "passive category income" for foreign tax credit purposes. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and availability of a foreign tax credit depends on numerous factors. Each U.S. holder should consult with its own tax advisor to determine whether its income with respect to our common shares would be foreign source income and whether and to what extent that U.S. holder would be entitled to a foreign tax credit. For more information on the withholding of Canadian tax from dividends paid on our common shares, see "Canadian Federal Income Tax Information—Non-Residents of Canada—Dividends on the Common Shares" in this prospectus.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of the common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we cannot provide any assurance that we will maintain or provide earnings and profits determinations in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend (as discussed above) even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

        If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. holders. A U.S. holder who continues to hold such Canadian dollars after the date on which they are received may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally, such gains and losses will be ordinary income or loss from U.S. sources.

Taxation of Capital Gains

        Subject to the discussion below under "Passive Foreign Investment Company Consequences," a U.S. holder will recognize taxable gain or loss on the sale of our common shares equal to the difference between the amount realized for the common shares and the U.S. holder's tax basis in the common shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders, including individual U.S. holders, derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Consequences

        In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" (the gross income test) or (ii) on average at least 50% of its assets consist of assets that produce passive income or are held for the production of passive income (the asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and currency transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. The average percentage of a corporation's assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation's assets at the end of each quarter. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

        Based on the composition of our gross income, we believe that we were a PFIC in 2013 and 2014. We may be a PFIC in 2015 or subsequent years. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurance regarding our PFIC status for the current or future taxable years. Our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

        If we are a PFIC in any taxable year during which a U.S. holder owns our common shares, such U.S. holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder's holding period for our common shares), and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distributions or gain ratably over the U.S. holder's holding period for the common shares. The amount allocated to the current taxable year

(i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income. The amount allocated to other taxable years in which we are a PFIC will be taxed at the highest marginal rates in effect for individuals or corporations as applicable to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

        If we are a PFIC at any time when a U.S. holder holds our common shares, we will generally continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder holds our common shares even if we cease to meet the PFIC gross income test or asset test. However, if we cease to meet these tests, a U.S. holder can avoid the continuing impact of the PFIC rules by making a special election, or a Purging Election, to recognize gain, if any, in the manner described above as if our common shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, for a U.S. holder making such an election, a new holding period would be deemed to begin for our common shares for purposes of the PFIC rules. After the Purging Election, the common shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

        The tax consequences that would apply if we are a PFIC would be different from those described above if a U.S. holder is able to make a valid election to treat us as a qualified electing fund, or a QEF. For each year that we meet the PFIC gross income test or asset test, an electing U.S. holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any, as determined under U.S. federal income tax principles. The U.S. holder's adjusted tax basis in our common shares would be increased by the amount of such inclusions. An actual distribution to the U.S. holder out of such income generally would not be treated as a dividend and would decrease the U.S. holder's adjusted tax basis in our common shares. Gain realized from the sale of our common shares covered by a QEF election would be taxed as a capital gain. Generally, a QEF election must be made by the U.S. holder in a timely filed tax return for the first taxable year in which the U.S. holder holds our common shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621. U.S. holders will be eligible to make QEF elections only if we agree to provide U.S. holders with the information they will need to comply with the QEF rules. Because we intend to provide this information, a U.S. holder should be eligible to make a QEF election with respect to its common shares.

        The tax consequences that would apply if we are a PFIC would also be different from those described above if a timely and valid "mark-to-market" election is made by a U.S. holder of our common shares. An electing U.S. holder generally would take into account as ordinary income for each year that we meet the PFIC gross income test or asset test, the excess of the fair market value of our common shares held at the end of the taxable year over the adjusted tax basis of such common shares. The U.S. holder would also take into account, as an ordinary loss for each year that we meet the PFIC gross income test or asset test, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the aggregate of the amounts previously included in income as a result of the mark-to-market election. The U.S. holder's tax basis in our common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Any gain from a sale, exchange or other disposition of the common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss to the extent of any net mark-to-market gains previously included in income and thereafter as capital loss. If, after having been a PFIC for one or more taxable years, we cease to be classified as a PFIC, the U.S. holder would not be required to take into account any latent gain or loss in the manner described above and any realized gain or loss would be classified as a capital gain or loss. A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own.

        A mark-to-market election is available to a U.S. holder only if the common shares are considered "marketable stock." Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. While we expect that our common shares will be marketable stock as long as they remain listed on NASDAQ and are regularly traded, no assurance can be given that such status will be maintained.

        If we are a PFIC in any taxable year during which a U.S. holder owns the common shares, such U.S. holder may also suffer adverse tax consequences under the PFIC rules described above with respect to any subsidiary of our company that is also a PFIC.

        Each U.S. holder who is a shareholder of a PFIC must file an annual report containing certain information as the U.S. Treasury may require.

        The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our common shares. We cannot provide any assurance that the IRS will agree with our annual determinations of our PFIC status.

Medicare Tax

        Certain U.S. holders who are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which includes all or a portion of their dividends (or deemed dividends), if we pay dividends, on our common shares and net gains from the disposition of our common shares. Whether a U.S. holder makes various PFIC elections with respect to our common shares as described above and/or makes an income inclusion election under the proposed regulations of the Medicare tax, will impact the timing of the income inclusion for purposes of the Medicare tax. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to any of their income or gains in respect of our common shares.

Information Reporting and Backup Withholding

        In general, payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or if the U.S. holder has previously failed to report in full dividend or interest income. If backup withholding is required in connection with any such payment, we or our paying agent will deduct the amount of any required withholding directly from such payment and remit it directly to the U.S. Treasury on behalf of the U.S. holder. Backup withholding is not an additional tax. Any amounts withheld by us or our paying agent under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

        U.S. holders are urged to consult with their tax advisors regarding the applicable U.S. disclosure and information reporting requirements. In certain circumstances, the failure to comply with disclosure and information reporting requirements will result in an extension of the statute of limitations on the assessment and collection of U.S. federal income taxes applicable to the U.S. holder.

        The preceding discussion of "U.S. federal income tax information for U.S. holders" is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common shares, including the consequences of any proposed changes in applicable laws.

Material Canadian Income Tax Consequences

        The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations, which are collectively referred to as the Canadian Tax Act, generally applicable to a holder, which we refer to herein as a Holder, who acquires the common shares pursuant to this offering and who, for the purposes of the Canadian Tax Act and at all relevant times: (i) is not (and is not deemed to be) resident in Canada, (ii) beneficially owns the common shares as capital property, (iii) deals at arm's length with, and is not affiliated with, us or the underwriters and (iv) will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of, carrying on a business in Canada. The common shares will generally be considered to be capital property for this purpose unless either the Holder holds (or will hold) such common shares in the course of carrying on a business of trading or dealing in securities, or the Holder has acquired (or will acquire) such common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. In addition, this discussion does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere within the meaning of the Canadian Tax Act. Such holders should consult their own tax advisors.

        This summary is based upon the current provisions of the Canadian Tax Act and our counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, which are collectively referred to as the Canadian Tax Proposals, and assumes that all such Canadian Tax Proposals will be enacted in the form proposed. No assurance can be given that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by way of legislative, regulatory, judicial or administrative action or interpretation, not does it address any provincial, territorial or foreign tax considerations.

        Amounts in a currency other than the Canadian dollar relating to the acquisition, holding and disposition of the common shares must generally be converted into Canadian dollars based on the exchange rates determined in accordance with the Canadian Tax Act. The amount of dividends to be included in income, and capital gains and losses realized by a Holder, may be affected by fluctuations in the relevant exchange rates.

        This summary is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Accordingly, you are urged to consult your own tax advisors about the specific tax consequences to you of acquiring, holding and disposing of our common shares.

Dividends on Common Shares

        Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on the gross amount of dividends on the common shares paid or credited, or deemed to be paid or credited, to a Holder. The Canadian withholding taxes will be deducted directly by our paying agent from the amount of the dividend otherwise payable and will be remitted to the Receiver General of Canada. The rate of withholding tax applicable to a dividend paid on the common shares to a Holder who is a resident of the United States for purposes of the Canada-U.S. Income Tax Convention, or the Convention, who beneficially owns the dividend and qualifies for the benefits of the Convention, will generally be reduced to 15% or, if the Holder is a corporation that owns at least 10% of our voting shares, to 5%. Not all persons who are residents of the United States for purposes of the Convention will qualify for the benefits of the Convention. A Holder who is a resident of the United States is advised to consult its tax advisors in this regard. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory. Furthermore, an amount paid on the reduction of the paid-up capital of the common shares may be subject to Canadian withholding tax, unless the distributions may reasonably be considered to be derived from proceeds of disposition realized from a transaction that occurred outside the ordinary course of the business of the corporation and within the period that commenced 24 months before the payment.

Dispositions of Common Shares

        A Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Holder on a disposition, or deemed disposition, of our common shares unless the common shares constitute "taxable Canadian property" (as defined in the Canadian Tax Act) of the Holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the common shares are then listed on a "designated stock exchange" (as defined in the Canadian Tax Act), which currently includes NASDAQ, the common shares generally will not constitute taxable Canadian property of a Holder, unless (a) at any time during the 60-month period preceding the disposition: (i) one or any combination of (A) the Holder, (B) persons not dealing at arm's length with such Holder and (C) partnerships in which the Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of our issued shares of any class or series, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from a combination of (A) real or immoveable property situated in Canada, (B) "Canadian resource property" (as such term is defined in the Canadian Tax Act), (C) "timber resource property" (as such term is defined in the Canadian Tax Act), or (D) options in respect of, or interests in, or civil law rights in, any such properties whether or not the property exists, or (b) the common shares are otherwise deemed to be taxable Canadian property. In certain circumstances, a Holder's common shares may also be deemed to be taxable Canadian property for purposes of the Canadian Tax Act. If the common shares are considered taxable Canadian property to a Holder, an applicable income tax treaty or convention may in certain circumstances exempt that Holder from tax under the Canadian Tax Act in respect of the disposition or deemed disposition of the common shares. Holders whose common shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

        The preceding discussion of material Canadian federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular Canadian and non-Canadian tax consequences of purchasing, holding and disposing of our common shares, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

        Leerink Partners LLC and Cowen and Company, LLC are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Cowen and Company, LLC
Guggenheim Securities, LLC
Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The offices of Leerink Partners LLC are located at 1 Federal Street, 37th Floor, Boston, MA 02110. The offices of Cowen and Company, LLC are located at 599 Lexington Avenue, 27th Floor, New York, NY 10022.

Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering of the shares, the public offering price, concession or any other term of the offering may be changed by the representatives.

        The following table shows the public offering price, underwriting discounts and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common shares.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $            . We also have agreed to reimburse the underwriters for up to $            for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                         additional shares at the public offering price, less the underwriting discounts. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, our senior managers and directors and our controlling shareholder have agreed not to sell or transfer any common shares or securities convertible into or exchangeable or exercisable for common shares, for 180 days after the date of the Underwriting Agreement for our senior managers and directors and 360 days after the date of the Underwriting Agreement for our controlling shareholder, without first obtaining the written consent of Leerink Partners LLC and Cowen and Company, LLC on behalf of the underwriters, subject to certain limited exceptions contained in the Underwriting Agreement. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common shares;

  •
  sell any option or contract to purchase any common shares;

  •
  purchase any option or contract to sell any common shares;

  •
  grant any option, right or warrant for the sale of any common shares;

  •
  otherwise dispose of or transfer any common shares;

  •
  request or demand that we file a registration statement related to the common shares; or

  •
  enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common shares, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

        We intend to apply to list our common shares on NASDAQ, subject to notice of issuance, under the symbol "VITA."

Determination of Offering Price

        Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the closing of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        The underwriters may also engage in passive market making transactions in our common shares on NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        We, the representatives and each of our and the representatives' and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

EXPENSES RELATING TO THIS OFFERING

        The following table sets forth an itemization of the costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the initial listing fee for the NASDAQ Global Market.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

LEGAL MATTERS

        The validity of the common shares being offered by this prospectus and other legal matters concerning this offering related to Canadian law will be passed upon for us by Fogler, Rubinoff LLP, whose offices are located at 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, ON M5N 1G8. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Pepper Hamilton LLP whose offices are located at 3000 Two Logan Square, Eighteenth and Arch Streets, Philadelphia, PA 19103. Certain legal matters in connection with this offering related to Canadian law will be passed upon for the underwriters by Stikeman Elliott LLP, whose offices are located at 5300 Commerce Court West, 199 Bay Street, Toronto ON M5L 1B9. Certain legal matters concerning this offering relating to U.S. law will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., whose offices are located at One Financial Center, Boston, MA 02111.

EXPERTS

        The consolidated financial statements as of December 31, 2013 and 2014 and for each of the years in the two year period ended December 31, 2014, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The offices of PricewaterhouseCoopers LLP are located at One Lombard Place, Suite 2300, Winnipeg, MB R3B 0X6.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of Canada. Service of process upon us and upon our directors and senior managers named in this prospectus, some of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and some of our directors and senior managers are located outside the United States, any judgment obtained in the United States against us or any of our directors and senior managers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

        We have irrevocably appointed Stephen A. Hurly as our agent to receive service of process with respect to any action brought against us in the U.S. courts under the federal securities laws of the United States or of any state in the United States or any action brought against us.

        We have been informed by our legal counsel in Canada, Fogler, Rubinoff LLP, that it may be difficult to assert U.S. securities law claims in original actions instituted in Canada. Furthermore, it may not be possible to subject foreign persons or entities to the jurisdictions of courts in Canada. Similarly, to the extent that our assets are located in Canada, investors may have difficulty collecting from us any judgments obtained in the U.S. courts and predicated on the civil liability provisions of U.S. securities provisions.

        Some of our directors and senior managers and certain experts named herein reside in Canada or elsewhere outside of the United States. Substantially all of the assets of such persons are located outside of the United States. It may not be possible for investors to effect service of process within the United States upon such directors, officers or experts. It may also not be possible to enforce against us, certain of our directors and senior managers, and certain experts named herein, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities laws in the United States.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and the common shares offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of such statements is qualified in all respects by this reference.

        Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request copies of these filings, at no cost, by writing us at Viventia Bio Inc., 147 Hamelin Street, Winnipeg, MB, R3T 3Z1, or by calling (204) 478-1023.

        While copies of our reports and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above, we also maintain a website at http://www.viventia.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address above and elsewhere in this prospectus is, in each case, intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Viventia Bio Inc.

        We have audited the accompanying consolidated financial statements of Viventia Bio Inc. and its subsidiary (the Company), which comprise the consolidated balance sheets as at December 31, 2013 and 2014 and the consolidated statements of operations, comprehensive loss, redeemable preferred shares and shareholders' deficit and cash flows for each of the years in the two-year period ended December 31, 2014. Management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viventia Bio Inc. and its subsidiary as at December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency at December 31, 2014. As well, the Company does not have the prospect of achieving revenue in the near future and it will require additional funding to maintain its research and development projects and for general operations. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 4 to the consolidated financial statements, the Company has significant related party transactions.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Winnipeg, MB
September 17, 2015

Viventia Bio Inc.

Consolidated Balance Sheets

(in thousands of U.S. Dollars, except share data)

	December 31,
			June 30 2015
	2013	2014
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$217	$205	$273
Tax credit receivables	314	405	579
Prepaid expenses and other current assets	83	83	103

Total current assets	614	693	955
Property and equipment, net	706	328	343

Total assets	$1,320	$1,021	$1,298

Liabilities, redeemable preferred shares and shareholders' deficit
Current liabilities:
Accounts payable	$209	$511	$783
Accrued liabilities	580	696	900
Current portion of related party payable	250	—	51
Current portion of capital lease obligation	2	2	4

Total current liabilities	1,041	1,209	1,738
Shareholder note payable	3,429	8,609	12,310
Long-term portion of related party payable	79	396	656
Long-term portion of capital lease obligation	6	3	—

Total liabilities	4,555	10,217	14,704
Commitments and contingencies (Note 5)
Class A redeemable preferred shares; no par value, unlimited shares authorized, 16,000,000, nil and nil shares issued and outstanding as of December 31, 2013 and 2014, and June 30, 2015, respectively (redemption and liquidation value: $16,000, $0 and $0 as of December 31, 2013 and 2014, and June 30, 2015, respectively)	16,001	—	—
Shareholders' deficit:
Common shares; no par value, nil, unlimited, and unlimited shares authorized, and nil, 13,000,000, and 13,000,000 shares issued and outstanding as of December 31, 2013 and 2014, and June 30, 2015, respectively	—	—	—
Class A common shares; no par value, unlimited, nil, and nil shares authorized and 1, nil, and nil shares issued and outstanding as of December 31, 2013 and 2014, and June 30, 2015, respectively	—	—	—
Class B common shares; no par value, unlimited shares authorized, nil shares issued and outstanding as of December 31, 2013 and 2014, and June 30, 2015	—	—	—
Additional paid-in capital	582	16,567	16,705
Accumulated other comprehensive income	73	633	1,206
Accumulated deficit	(19,891)	(26,396)	(31,317)

Total shareholders' deficit	(19,236)	(9,196)	(13,406)

Total liabilities, redeemable preferred shares and shareholders' deficit	$1,320	$1,021	$1,298

The accompanying notes are an integral part of these Consolidated Financial Statements.

Viventia Bio Inc.

Consolidated Statements of Operations

(in thousands of U.S. Dollars, except share and per share data)

	Years ended December 31,		Six months ended
	2013	2014	June 30, 2014	June 30, 2015
			(unaudited)
Operating expenses:
Research and development	$3,678	$3,950	$1,861	$2,836
General and administrative	1,249	2,216	1,755	1,799

Total operating expenses	4,927	6,166	3,616	4,635

Loss from operations	(4,927)	(6,166)	(3,616)	(4,635)
Other income (expense):
Interest expense on shareholder note payable	(82)	(340)	(147)	(286)
Other income, net	1	1	1	—

Total other income (expense)	(81)	(339)	(146)	(286)

Loss before income taxes	(5,008)	(6,505)	(3,762)	(4,921)

Recovery from (provision for) income taxes	—	—	—	—

Net loss	$(5,008)	$(6,505)	$(3,762)	$(4,921)

Net loss per share—basic and diluted	$(5,008,000)	$(2.05)	$(3,762,000)	$(0.38)

Weighted-average number of common shares used in net loss per share—basic and diluted	1	3,169,864	1	13,000,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

Viventia Bio Inc.

Consolidated Statements of Comprehensive Loss

(in thousands of U.S. Dollars)

	Years ended December 31,		Six months ended June 30,
	2013	2014	2014	2015
			(unaudited)
Net loss	$(5,008)	$(6,505)	$(3,762)	$(4,921)
Other comprehensive (loss) income:
Foreign currency translation adjustments	73	560	(90)	573

Other comprehensive (loss) income	73	560	(90)	573

Comprehensive loss	$(4,935)	$(5,945)	$(3,852)	$(4,348)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Viventia Bio Inc.
Consolidated Statements of Redeemable Preferred Shares and Shareholders' Deficit
(in thousands of U.S. Dollars, except share data)

	Redeemable Preferred Shares
			Common Shares			Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount				Total

Balances as of January 1, 2013	—	$—	1	$—	$—	$—	$—	$—
Issuance of Class A redeemable preferred shares in exchange for assets and licensed technology of common control entity (see Note 1)	16,000,000	16,001	—	—	—	—	(14,883)	(14,883)
Payments made on behalf of the Company by related party	—	—	—	—	582	—	—	582
Net loss	—	—	—	—	—	—	(5,008)	(5,008)
Foreign currency translation adjustments	—	—	—	—	—	73	—	73

Balances as of December 31, 2013	16,000,000	16,001	1	—	582	73	(19,891)	(19,236)
Conversion of redeemable preferred shares to common shares	(16,000,000)	(16,001)	12,999,999	—	102,440	—	—	102,440
Deemed dividend on conversion of redeemable preferred shares to common shares	—	—	—	—	(86,440)	—	—	(86,440)
Return of capital to related party	—	—	—	—	(15)	—	—	(15)
Stock-based compensation	—	—	—	—	1,714	—	—	1,714
Cancellation of stock-award and reversal of stock-based compensation	—	—	—	—	(1,714)	—	—	(1,714)
Net loss	—	—	—	—	—	—	(6,505)	(6,505)
Foreign currency translation adjustments	—	—	—	—	—	560	—	560

Balances as of December 31, 2014	—	$—	13,000,000	$—	$16,567	$633	$(26,396)	$(9,196)
Stock-based compensation (unaudited)	—	—	—	—	138	—	—	138
Net loss (unaudited)	—	—	—	—	—	—	(4,921)	(4,921)
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	573	—	573

Balances as of June 30, 2015 (unaudited)	—	$—	13,000,000	$—	$16,705	$1,206	$(31,317)	$(13,406)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Viventia Bio Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Years ended December 31,		Six months ended June 30,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities:
Net loss	$(5,008)	$(6,505)	$(3,762)	$(4,921)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	415	371	194	133
Stock-based compensation	—	—	715	138
Changes in operating assets and liabilities:
Tax credit receivables	(326)	(121)	(212)	(199)
Prepaid expenses and other current assets	53	(7)	55	(24)
Accounts payable	217	334	484	298
Shareholder note payable	342	97	274	336
Accrued liabilities	427	153	9	248

Net cash used in operating activities	(3,880)	(5,678)	(2,243)	(3,991)

Cash flows from investing activities:
Purchases of property and equipment	(12)	(32)	(13)	(161)

Net cash used in investing activities	(12)	(32)	(13)	(161)

Cash flows from financing activities:
Repayments of capital lease obligation	(3)	(2)	(1)	(2)
Proceeds from shareholder note payable	4,131	5,724	2,042	4,234

Net cash provided by financing activities	4,128	5,722	2,041	4,232

Effect of exchange rate changes on cash and cash equivalents	(19)	(24)	(1)	(12)

Net increase (decrease) in cash and cash equivalents	217	(12)	(216)	68
Cash and cash equivalents at beginning of period	—	217	217	205

Cash and cash equivalents at end of period	$217	$205	$1	$273

Supplemental cash flow information:
Non-cash investing and financing activities:
Property and equipment acquired with shares	$1,130	$—	$—	$—
Purchases of property and equipment included in accounts payable	$—	$—	$—	$7

The accompanying notes are an integral part of these Consolidated Financial Statements.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

Note 1—Nature of Operations and Going Concern

Nature of Operations

        Viventia Bio Inc., together with its wholly owned subsidiary, Viventia Bio USA Inc., (VBI or the Company) is a company incorporated under the laws of the Province of Ontario, Canada, on October 31, 2012. On January 2, 2013, the Company entered into an asset purchase agreement with Viventia Biotechnologies Inc. (VBTI), a company which is 100% owned by the same principal controlling shareholder of Viventia Bio Inc., to acquire substantially all of its operations, including intellectual property and licensed technology assets as well as the rights and obligations related to such assets, and certain property and equipment. Because VBI and VBTI were entities under common control, the assets and liabilities comprising the business of VBTI that were transferred in the exchange were accounted for as a transaction between entities under common control, pursuant to Accounting Standards Codification (ASC) Topic 805-50, Business Combinations. The Company recognized the assets and liabilities transferred at their historical carrying amount and the financial statements of the Company are presented as though the transfer occurred at the beginning of the earliest period presented. In exchange for the operations and net assets of VBTI, the Company issued 16,000,000 Class A redeemable preferred shares with an agreed upon value of $16,000,000, to the principal controlling shareholder, which resulted in a deemed dividend within accumulated deficit of $14,883,000.

        The Company is a biologics oncology company focused on designing, engineering and developing targeted protein therapeutics. Since inception, the Company has incurred net losses and negative cash flows from operations.

        The Company's success is dependent, in large part, on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates, as well as obtaining the necessary financing to complete such activities. The successful completion of these activities is necessary to allow the Company to continue research and development activities and the commercialization of its products. Management expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses may increase from current levels because of additional costs and expenses related to research and development as well as commercialization activities.

Going Concern

        During the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015 (unaudited), the Company incurred net losses of $5,008,000, $6,505,000, and $4,921,000, respectively. As of December 31, 2014, the Company had an accumulated deficit of $26,396,000 and working capital deficiency of $516,000. As of June 30, 2015 (unaudited), the Company had an accumulated deficit of $31,317,000 and working capital deficiency of $783,000. The Company has been highly dependent on financing from its controlling shareholder, for which it has a note payable outstanding in the amount of $8,609,000 and $12,310,000 (see Notes 4 and 10) as of December 31, 2014 and June 30, 2015 (unaudited), respectively. The Company does not have prospects of achieving revenue in the near future and requires additional funding to maintain its research and development projects and for general operations. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In addition, the expenses to be incurred in developing and

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 1—Nature of Operations and Going Concern (Continued)

pursuing the Company's business plan, as well as the possible future milestone and royalty payments the Company may owe, have a large degree of uncertainty.

        Consequently, management is pursuing various financing alternatives to fund the Company's operations so it can continue as a going concern in the medium to longer term. Based on its current estimates and the availability of additional capital under its shareholder note payable as described in Note 4, management has determined that it has enough cash to fund its operations until additional financing is obtained. Management plans to secure the necessary financing through additional private funding and is seeking to complete an initial public offering (IPO) of its common shares. Nevertheless, there is no assurance that these initiatives will be successful.

        These financial statements have been prepared using accounting principles generally accepted in the United States of America (U.S. GAAP) applicable to a going concern which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business. The conditions and risks noted above cast substantial doubt on the validity of that assumptions. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities and the reported expenses that may be necessary and could potentially be material, should the Company be unable to continue as a going concern.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of Viventia Bio Inc. and its wholly owned subsidiary, Viventia Bio USA Inc., which was formed in 2013. All inter-company transactions and balances have been eliminated in consolidation.

        The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements to provide additional evidence to certain estimates or to identify matters that require additional disclosure. For its consolidated financial statements as of December 31, 2014 and for the year then ended, the Company has issued an evaluation of all subsequent events through September 17, 2015, the date these consolidated financial statements were available to be issued, to ensure that the consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2014 and events which occurred subsequently but were not recognized in the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements

        The accompanying interim consolidated balance sheet as of June 30, 2015, the interim consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2014 and 2015 and the interim consolidated statement of redeemable preferred shares and shareholders' deficit for the six months ended June 30, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2015 and its results of operations and cash flows for the six months ended June 30, 2014 and 2015. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2015, or for any other future year or interim period.

Foreign Currency Translation

        The reporting currency of the Company is the United States (U.S.) dollar (USD). The functional currency of the Company is the Canadian dollar (CAD), and the functional currency of the Company's subsidiary is the U.S. dollar. The assets and liabilities of the Company and its subsidiary are translated to U.S. dollars at exchange rates in effect at the balance sheet date. All income statement accounts are translated at annual average exchange rates. Resulting foreign currency translation adjustments are recorded directly in accumulated other comprehensive loss as a separate component of shareholders' deficit.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, the following: (i) fair value determinations for common stock (ii) stock-based compensation expense and (iii) deferred tax assets net of valuation allowance.

Concentration of Credit Risk and Other Risks and Uncertainties

        The Company is subject to risks associated with concentration of credit for cash and cash equivalents. Cash and cash equivalents are held with major financial institutions in Canada. The Company has not experienced any loss on its deposits of cash and cash equivalents.

        The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, the results of clinical trials and the achievement of milestones, failure to raise sufficient financing, market acceptance of the Company's product candidates, competition from other products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals. The Company may not be successful in developing and/or commercializing its products and will require additional financing in order to continue operations.

        The Company has no financial instruments with off-balance sheet risk of loss.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less and that are used in the Company's cash management activities at the date of purchase to be cash

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

equivalents. Cash and cash equivalents include various deposit accounts and may also include money market accounts and money market funds.

Tax Credit Receivables

        The Company is entitled to investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits relate entirely to the Company's research and development expenses in the consolidated statements of operations. Investment tax credits are recognized and recorded when there is reasonable assurance they will be received. The tax credit receivables presented on the accompanying consolidated balance sheets generally include actual and estimated credits earned in the previous periods and are expected to be applied within 12 months of the balance sheet date.

Fair Value Measurements

        The Company does not have any financial assets and liabilities reported at fair value on a recurring basis. The carrying amounts of the Company's financial instruments including cash and cash equivalents, tax credit receivables, accounts payable, shareholder note payable and accrued liabilities approximate fair value due to the short term nature of those instruments. The Company's Shareholder Note Payable is carried at amortized cost, which approximates fair value (see Note 4).

        The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

  Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

  Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

  Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Observable inputs are based on market data obtained from independent sources.

Property and Equipment

        Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Office equipment, furniture, and fixtures and research equipment are depreciated over ten years. Computer hardware and software are depreciated over three years. Leasehold improvements are recorded at cost and amortized over the term of the lease or their useful life, whichever is shorter.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. If the Company determines that an impairment trigger has been met, the Company evaluates the realizability of its long-lived assets based on a comparison of projected undiscounted cash flows from use and eventual disposition with the carrying value of the related asset. Any write-downs (which are measured based on the difference between the fair value and the carrying value of the asset) are treated as permanent reductions in the carrying amount of the assets (asset group). Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets were impaired.

Revenue Recognition

        If the Company enters into license and collaboration arrangements, revenue under such arrangements will be recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered will be based on management's judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected in the future.

        The Company will recognize revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board (FASB) ASC Topic 605-25, Revenue Recognition—Multiple-Element Arrangements, or ASC Topic 605-25. The Company will evaluate all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables will be separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement will be allocated to the separate units of accounting based on their relative selling prices. The Company may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of each unit of accounting.

        To determine the selling price of a separate deliverable, the Company will use the hierarchy as prescribed in ASC Topic 605-25 based on vendor specific evidence of (VSOE), third-party evidence (TPE) or the best estimate of selling price (BESP). VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which the Company would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. The Company may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as it does not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. The Company may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP will involve significant judgment on the Company's part and

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

        The Company's policy will be to determine BESP for license units of accounting based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of previous collaborative agreements, its pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. For service-related deliverables, the Company will determine BESP based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services.

        For each unit of accounting identified within an arrangement, the Company will determine the period over which the performance obligation occurs. Revenue will then be recognized using either a proportional performance or straight-line method. The Company will recognize revenue using the proportional performance method when the level of effort to complete its performance obligations under an arrangement can be reasonably estimated. Direct labor hours or full time equivalents will typically be used as the measurement of performance.

        The Company's policy is to apply ASU No. 2010-17, Milestone Method of Revenue Recognition, or ASU 2010-17, which provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Research and Development Expenses

        Research and development expenses include employee-related expenses, expenses incurred under agreements with clinical research organizations, other clinical and pre-clinical costs, expenses associated with obtaining and maintaining patents and allocated direct and indirect overhead costs, such as facilities costs, information technology costs and other overhead. All research and development costs are expensed as incurred. Investment tax credits are netted against research and development expenses.

Clinical Trial Accruals

        Clinical trial costs are a component of research and development expenses. The Company will accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. The Company will determine the costs to be recorded based upon validation with the external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

General and Administrative Expenses

        General and administrative expenses consist primarily of expenses for executive, operational, finance, legal and human resource functions. Other general and administrative expenses include facility-related costs, professional service fees and other outside services.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions and judgments to determine the Company's provision for income taxes and also for deferred tax assets and liabilities, and any valuation allowances recorded against the Company's deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance.

        The calculation of the Company's current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. The Company has established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although the Company believes its estimates, assumptions and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in the Company's consolidated financial statements.

        The calculation of the Company's deferred tax asset balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from the Company's estimates, assumptions and judgments thereby impacting the Company's financial position and results of operations.

        The Company has adopted ASC 740-10 Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The Company's policy is to include interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations. The Company has not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

Stock-Based Compensation

        The Company accounts for its stock-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all stock-based payments to employees and non-employee directors, including grants of employee stock options, restricted stock awards (RSAs) and restricted stock units (RSUs), to be recognized in the statement of operations based on their fair values.

        The Company's stock-based awards are subject to service and/or performance-based vesting conditions. Compensation expense related to awards to employees and non-employee directors with service-based vesting conditions is recognized on a straight-line basis based on the estimated grant date

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

fair value over the associated service period of the award, which is generally the vesting term. Compensation expense related to awards to employees and non-employee directors with performance-based vesting conditions is recognized based on the estimated grant date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable.

        The Company estimates the fair value of its option awards to employees and non-employee directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions. The determination of each of these inputs described above is subjective and generally requires significant judgment. The major inputs into the Black-Scholes option pricing model and how the Company determines such inputs are as follows:

          Fair value of common shares.     The Company estimates the fair value of common shares underlying stock option awards at the grant date of the award. Valuation estimates are prepared by management in accordance with the framework of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as well as through independent third-party valuations, and are approved by the Company's board of directors. The fair value of the common shares underlying the Company's stock awards has been the responsibility of and determined by the Company's board of directors. Because there has been no public market for the Company's common shares, the board of directors determines fair value of common shares at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company's common shares, operating and financial performance, the Company's progress towards obtaining regulatory approval for its products, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors.

          Expected volatility.    Due to the lack of company specific historical and implied volatility data of its common shares, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the stock-based awards. The Company computes historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards.

          Expected term.     The Company has estimated the expected term of its employee stock options using the "simplified" method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

          Risk-free interest rate.    The risk-free interest rates for periods within the expected term of the option are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award.

          Expected dividends.     The Company has never paid, and does not expect to pay dividends in the foreseeable future.

        The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from its estimates. To date, a forfeiture rate range of 0% to 10% has been used to calculate stock-based compensation expense. To the extent that actual forfeitures differ from the Company's estimates, the differences are recorded as a cumulative adjustment in the period the estimates were revised. Stock-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

        RSAs represent share awards of the Company's common shares that are subject to forfeiture upon termination of services prior to vesting. RSUs are share awards that, upon vesting or otherwise in accordance with the settlement terms of a specific agreement, will deliver to the holder of the Company's common shares. The cost of RSA and RSU awards is determined using the estimated fair value of the Company's common shares on the date of grant. Until vested, RSAs and RSUs do not have the voting rights of common shares and the shares underlying the awards are not considered issued and outstanding.

Segment and Geographic Information

        The Company has determined that the Chief Executive Officer (CEO) is the chief operating decision maker (CODM). The CODM reviews financial information on a consolidated basis. Resource allocation decisions are made by the CODM based primarily on consolidated results. As such, the Company has concluded that it operates as one segment. Substantially all of the Company's property and equipment are located in Canada.

Recent Accounting Pronouncements

        In February 2015, the FASB issued ASU 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides clarification regarding the guidance surrounding consolidation of certain legal entities. This guidance is effective for annual and interim periods beginning after December 15, 2015. The Company is evaluating the application of this ASU, but has not yet determined the potential effects it may have on the Company's financial statements.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, requiring management to evaluate whether events or conditions could impact an entity's ability to continue as a going concern and to provide disclosures if necessary. Management will be required to perform the evaluation within one year after the date that the financial statements are issued. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management's plans will be able to alleviate the substantial doubt. The ASU will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 2—Summary of Significant Accounting Policies (Continued)

Company is evaluating the application of this ASU, but has not yet determined the potential effects it may have on the Company's financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period, which requires the Company to assess share-based awards with performance targets that could be achieved after the requisite service period for potential treatment as performance conditions. Under the ASU, compensation expense is to be recognized when the performance target is deemed probable and should represent the compensation expense attributable to the periods for which service has already been rendered. If the performance target is reached prior to achievement of the service period, the remaining unrecognized compensation cost should be recognized over the remaining service period. The ASU is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. The Company is evaluating the application of this ASU, but has not yet determined the potential effects it may have on the Company's financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU was originally effective January 1, 2017, however, on April 1, 2015, the FASB voted to propose a deferral of the effective date by one year until January 1, 2018, but will permit entities to adopt the standard as of the original effective date. The Company is evaluating the application of this ASU, but has not yet determined the potential effects it may have on the Company's financial statements.

        The Company qualifies as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected not to avail itself of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 3—Balance Sheet Components

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
			June 30, 2015
	2013	2014
			(unaudited)
Prepaid insurance	$55	$30	$1
Professional services retainer	—	29	38
Other	28	24	64

	$83	$83	$103

Property and Equipment, Net

        Property and equipment, net consisted of the following (in thousands):

	December 31,
			June 30, 2015
	2013	2014
			(unaudited)
Research equipment	$7,800	$7,207	$6,877
Leasehold improvements	2,433	2,243	2,106
Computer hardware and software	790	743	747
Office equipment	342	316	310

Total property and equipment	11,365	10,509	10,040

Less accumulated depreciation and amortization	(10,659)	(10,181)	(9,697)

Property and equipment, net	$706	$328	$343

        Depreciation and amortization expense was $415,000, $371,000, $194,000 and $133,000 for the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015 (unaudited), respectively.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 3—Balance Sheet Components (Continued)

Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	As of December 31,
			June 30, 2015
	2013	2014
			(unaudited)
Payroll and related accruals	$206	$213	$375
Pre-clinical accruals	—	—	295
Professional services	365	397	129
Other accruals	9	86	101

Total accrued liabilities	$580	$696	$900

Note 4—Shareholder Note Payable

        In September 2014, the Company entered into an unsecured loan agreement (Shareholder Note Payable) with Clairmark Investments Ltd., a corporation owned by the Company's controlling shareholder, for a revolving line of credit of up to $8,000,000 CAD, which was increased to $20,000,000 USD in September 2015.

        Interest on the Shareholder Note Payable is based on the prime rate as established by the Toronto-Dominion Bank plus 3.00%, which totaled 6.00% as of December 31, 2013 and 2014, and 5.85% as of June 30, 2015 (unaudited). Accrued interest was $79,000, $396,000 and $656,000 as of December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively, and is included in long-term shareholder note payable in the accompanying consolidated balance sheets. The Shareholder Note Payable and any accrued interest is due in full on its maturity date in February 2018, or in the event of default under the terms of the Shareholder Note Payable agreement, as amended on September 16, 2015. As of December 31, 2013 and 2014, and June 30, 2015 (unaudited), the outstanding loan balance on the Shareholder Note Payable was $3,429,000, $8,609,000 and $12,310,000, respectively.

Note 5—Commitments and Contingencies

Operating Leases

        The Company has a month-to-month operating lease agreement for office and research and development space with a related party. Rent expense was $426,000, $355,000 and $183,000 for the years ended December 31, 2013 and 2014, and the six months ending June 30, 2015 (unaudited), respectively. See Note 10 for additional information on related party operating leases.

        In September 2015, the Company entered into a lease amending agreement for its facility in Winnipeg, Manitoba, which is owned by an affiliate of the Company's controlling shareholder (See Note 10). Under the lease amending agreement, the Company extended the term of its lease to September 2020.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 5—Commitments and Contingencies (Continued)

        The Company has a lease for office space in Philadelphia, PA that was executed in September 2015. The initial term of the lease expires in August 2016, after which the lease continues on a month-to-month basis unless terminated by either party by giving the requisite notice. The monthly rent for this office space is $4,750.

License Agreements

        The Company is a party to or assignee of License agreements that may require it to make future payments relating to license fees, sublicense fees, milestone fees, and royalties on future sales of licensed products. To date, the Company has not incurred any payments other than for the maintenance of the intellectual property.

        The Company is obligated to pay the following annual maintenance fees in relation to its license agreements (in thousands):

Year ending December 31,	Payments
2015	$186
2016	186
2017	186
2018	186
2019	186
Thereafter	806

Total minimum payments	$1,736

        The following sets forth the license agreements the Company believes it will owe payments under if the Company product candidates reach certain milestones and begin to generate revenue.

License agreement with The University of Zurich

        The Company has an exclusive license agreement with the University of Zurich (Zurich), which grants the Company an exclusive license, with the right to sublicense, under certain patents to make, use, sell and import certain products. The Company is obligated to pay $750,000 in milestone payments for its first product, in the event it reaches the applicable clinical development milestones. As part of the consideration, the Company is also obligated to pay a 4% royalty on the net product sales, for any products that are covered by the applicable Zurich patent rights. The Company has the right to reduce the amount of royalties owed to Zurich if the total royalty rate owed by the Company to Zurich and any other third party is 10% or greater, provided that the royalty rate may not be less than 2% of net sales. The obligation to pay royalties in a particular country expires upon the expiration, lapse or abandonment of the last of the licensed patent rights that covers the manufacture, use or sale of a product and there is no obligation to pay royalties in a country if there is no patent rights that cover the manufacture, use or sale of a product.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 5—Commitments and Contingencies (Continued)

License agreement with Merck KG&A

        The Company holds an exclusive license agreement with Merck KG&A (Merck) pursuant to which the Company was granted an exclusive license, with the right to sublicense, under certain patents and technology relating to aspects of VB6-845d and VB7-756, to make, use, sell and import VB6-845d and VB7-756 or any products that would otherwise infringe such patents in the field of therapeutic or diagnostic purposes in humans. Under the agreement, the Company may be obligated to make milestone payments in respect of certain stages of regulatory approval reached by a product candidate generated by this technology or covered by a licensed patent, as well as royalties calculated with respect to net sales of these products.

        The license remains in force on a country-by-country basis and product-by-product basis, and expires on the later of (a) with respect to the rights in a particular country, ten years after the first commercial sale of a licensed product in that country, and (b) the expiration of the last to expire patent. During the years ended December 31, 2013 and 2014, and the six months ended June 30, 2015 (unaudited), the Company paid $25,000, $29,000, and $29,000, respectively, to Merck for annual license maintenance fees.

Note 6—Redeemable Preferred Shares

Class A Redeemable Preferred Shares

        As of December 31, 2013 there were an unlimited number of Class A redeemable preferred shares authorized and 16,000,000 shares of Class A redeemable preferred shares issued and outstanding. The Class A redeemable preferred shares had the following terms:

Dividend Rights

        The holders of redeemable preferred shares were entitled to receive noncumulative dividends, pari passu and prior and in preference to any dividend on the Class A and Class B common shares, at a rate not to exceed 4% of the respective original purchase price for each such series of redeemable preferred shares per annum, when, as and if declared by the Company's board of directors. The Company had not declared any dividends.

Liquidation Rights

        In the event of any liquidation, dissolution, or winding up of the Company, first, the holders of Class A redeemable preferred shares were entitled to receive in preference to the holders of Class A and Class B common shares an amount for each share equal to its original purchase price of 1.00 CAD, plus any declared but unpaid dividends. Thereafter, remaining assets were to be distributed to the holders of Class A and Class B common shares.

Redemption Rights

        Class A preferred shares were redeemable at any time by the holder at their original issuance price of 1.00 CAD per share, plus any declared but unpaid dividends.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 6—Redeemable Preferred Shares (Continued)

        As the redemption event described above was not solely within the Company's control, all shares of redeemable preferred stock have been presented outside of permanent shareholders' deficit.

Extinguishment of Redeemable Preferred Shares

        In October 2014, the terms of the redeemable preferred shares were modified such that the shares were converted into 12,999,999 common shares, which were held by the Company's controlling shareholder, and related party's and valued at $102,440,000, based on the fair value of the common shares of $7.88 per share, (Note 7), at the time of conversion. The conversion resulted in a deemed dividend of $86,440,000 recognized in additional paid-in capital. All of the common shares were owned by the Company's principal shareholder.

Note 7—Shareholders' Deficit

Preferred Shares

        In October 2014, the Company filed a Restated Certificate of Incorporation, which authorized the issuance of preferred shares with rights and preferences, including voting rights, designated from time to time by its board of directors. As of December 31, 2014 and June 30, 2015 (unaudited), there was an unlimited number of preferred shares authorized, and nil shares issued or outstanding.

Common Stock, Class A and Class B

        As of December 31, 2013, the Company had an unlimited number of Class A and Class B common shares authorized and 1 and nil Class A and Class B common shares issued and outstanding, respectively. In October 2014, the Company filed a Restated Certificate of Incorporation which established one class of common shares and converted the 1 outstanding Class A common share to the newly created common shares.

        Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

Stock-based Awards

        In September of 2014, the Company authorized the Equity Incentive Plan (the Plan). Under the Plan, the Company may issue equity awards to employees, non-employee directors and contractors, including stock options, RSAs and RSUs. Options granted under the Plan generally expire within 10 years from the date of grant and vest annually over four years based on continued service and are exercisable for shares of the Company's common shares. RSAs granted under the Plan generally vest monthly over three years based upon continued service, and are subject to forfeiture upon termination of services prior to vesting. The Company has granted one RSU award which is subject to a performance condition in addition to a continued service condition.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 7—Shareholders' Deficit (Continued)

        The total authorized number of shares available under the plan was 1,950,000 shares as of December 31, 2014 and June 30, 2015 (unaudited). There were 505,555 and 185,555 shares available to be granted under the Plan as of December 31, 2014 and June 30, 2015 (unaudited), respectively.

        Stock option activity is set forth below:

	Shares	Weighted- average exercise price	Weighted- average grant- date fair value	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2014:	—	$—		—	$—

Granted (unaudited)	235,000	$7.88	$5.03
Forfeited (unaudited)	(15,000)	$7.88

Outstanding at June 30, 2015: (unaudited)	220,000	$7.88		9.9	$—

Exercisable at June 30, 2015 (unaudited)	—	$—		—	$—
Vested and expected to vest at June 30, 2015 (unaudited)	198,000	$7.88		9.9	$—

        The grant-date fair value of the options granted during the six months ended June 30, 2015 (unaudited) was determined using the Black-Scholes option pricing method with the following assumptions:

Expected term (years)	6.25
Volatility	70%
Risk-free rate	1.7%
Dividend yield	—%

        The following table summarizes the activities of the Company's RSAs and RSUs under the Plan:

Shares
Non-vested shares as of December 31, 2013	—
RSUs granted	1,444,445

Non-vested shares as of December 31, 2014	1,444,445
RSAs granted (unaudited)	100,000

Non-vested shares as of June 30, 2015 (unaudited)	1,544,445

        There were 80,000 RSAs granted in February 2015, which were not issued until September 2015. An additional 20,000 RSAs were granted in February 2015, which were cancelled in September 2015 and replaced with a grant of 40,000 stock options. The Company began recognizing stock-based compensation expense on these 100,000 RSAs on their February 2015 grant date and evaluated the 20,000 RSAs which were cancelled and replaced with stock options in September 2015 as a stock award modification upon issuance of replacement awards.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 7—Shareholders' Deficit (Continued)

        In March 2014, the CEO was granted an option to purchase 10% of the outstanding shares of the Company at an exercise price of $1.00. The shares were scheduled to vest in two tranches subject to both performance conditions and a service condition. 50% of the shares (Tranche 1) were scheduled to vest upon the first anniversary of the grant subject to performance conditions whose achievement the Company considered probable. The remaining shares were scheduled to vest on the earlier of (i) the second anniversary of the grant date subject to additional performance conditions not yet agreed upon, or (ii) a change of control or completion of a public offering of the Company. The Company estimated Tranche 1's fair value to be $2,187,000 using the Black-Scholes option pricing method and recognized this expense over the service period of one year. Tranche 1's fair value was determined using the following assumptions:

Expected term (years)	5.8
Volatility	76%
Risk-free rate	1.8%
Dividend yield	—%

        In December 2014, the option was cancelled and the Company granted the CEO a new award consisting of 1,444,445 RSUs. The arrangement has been accounted for as a modification of the award to the CEO. At the time of the modification, the expectation for both the option granted in March 2014 and the new RSU's granted in December 2014 was that it was not probable that either would vest. As a result, no additional compensation expense was recognized on the modification date. In addition, the Company reversed all previous expense related to the option as no portion had vested. The RSUs are scheduled to vest in two tranches subject to both performance conditions and a service condition. 50% of the units (Tranche A) are scheduled to vest upon the Company's IPO. The fair value of Tranche A was determined to be $5,691,000 based on the estimated common share fair value of $7.88 per share. Because the vesting of Tranche A is contingent upon a specific performance condition, stock-based compensation expense related to the Tranche A will not be recognized until the specified conditions are determined to have occurred. The remaining 50% of the units vest on December 3, 2015, provided that: (i) the Company has consummated its IPO, and (ii) the Company's board of directors has determined the CEO's performance to be satisfactory based on performance conditions not yet agreed upon.

        In valuing the Company's common shares for its stock-awards issued during the year ended December 31, 2014 and the six months ended June 30, 2015 (unaudited), the board of directors obtained a third-party independent valuations to determine the equity value of the Company using a probability-weighted income approach. The probability-weighted income approach estimates the fair value based on the probability of expected future cash flows the Company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the industry as of each valuation date and is adjusted to reflect the risks inherent in the cash flows. Significant judgment is used in determining the inputs for the probabilities, the discount rate and the future cash flows.

        As of June 30, 2015 (unaudited), the Company had $1,649,000 of unrecognized compensation expense related to unvested RSAs and stock options, which is expected to be recognized over an estimated weighted-average period of 3.4 years.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 7—Shareholders' Deficit (Continued)

        Stock-based compensation expense for the six months ended June 30, 2014 and 2015 (unaudited) was $731,000 and $138,000, respectively. For the six months ended June 30, 2014 (unaudited), all stock-based compensation expense was recognized in general and administrative expense, and for the six months ended June 30, 2015 (unaudited), $22,000 was recognized in research and development expense and $116,000 in general and administrative expense in the accompanying consolidated statement of operations.

        In September 2015, the Company hired a chief medical officer and as part of his employment agreement he will be issued 65,000 options for common stock with an exercise price to be determined.

Note 8—Net Loss Per Share

        The Company applies the two-class method to calculate basic and diluted net loss per common share. The two-class method is an earnings allocation method under which earnings per share is calculated for common shares considering a participating security's rights to undistributed earnings as if all such earnings had been distributed during the period. The Company's participating securities are not included in the computation of net loss per share in periods of net loss because the preferred shareholders have no contractual obligation to participate in losses.

        When shares of both Class A and Class B common shares are outstanding, net loss is allocated based on the contractual participation rights of the Class A and Class B common shares as if the earnings for the year have been distributed. As the liquidation and dividend rights are identical, the net loss is allocated on a proportionate basis. As of December 31, 2013, only Class A common shares were outstanding and as of December 31, 2014 and June 30, 2014 and 2015 (unaudited), only common shares were outstanding and therefore no net loss was allocated.

        The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Net loss	$(5,008)	$(6,505)	$(3,762)	$(4,921)

Weighted-average shares used to compute basic and diluted net loss per share	1	3,169,864	1	13,000,000

Basic and diluted net loss per share	$(5,008,000)	$(2.05)	$(3,762,000)	$(0.38)

        The Class A redeemable preferred shares of 16,000,000 shares as of December 31, 2013, the 320,000 stock options and RSAs and 1,444,445 RSUs outstanding as of June 30, 2015 (unaudited) were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 9—Income Taxes

        Since inception, the Company has incurred net losses and negative cash flows from operations. Management expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses may increase from current levels because of additional costs and expenses related to research and development activities. Management's plan with regard to these matters includes continued development and the eventual commercialization of its products and its intent and ability to reduce discretionary spending, if necessary, to meet its obligations as they become due for the foreseeable future.

        On January 2, 2013 the Company entered into an asset purchase agreement with VBTI to acquire substantially all of its operations, including intellectual property and licensed technology assets as well as related rights and obligations related to such assets (see Note 1).

        The following is a reconciliation between the statutory income tax rate and the Company's effective tax rate:

	Year ended December 31,
	2013	2014
Tax at Canadian statutory rate	27.0%	27.0%
Permanent differences	(0.5)%	(0.1)%
Rate difference on opening future tax balances	1.1%	—%
Deferred asset valuation allowance	(27.6)%	(27.1)%

Total	—%	—%

        Significant components of the Company's deferred tax assets are as follows (in thousands):

	As of December 31,
	2013	2014
Property and equipment	$432	$468
Cumulative eligible capital	225	339
Net operating loss carryforwards	998	2,135
Investment tax credits	141	315
Scientific Research and Experimental Development Pool	141	383
Other	2	2

Total deferred tax assets	$1,939	$3,642
Deferred tax liability—Investment tax credits	(83)	(90)

Net deferred tax assets	1,856	3,552
Less: Valuation allowance	(1,856)	(3,552)

Total net deferred tax assets	$—	$—

        A valuation allowance has been provided to reduce the net amount of deferred tax assets to an amount management believes is more likely than not to be realized. The valuation allowance increased by $1,696,000 for the year ended December 31, 2014.

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 9—Income Taxes (Continued)

        As of December 31, 2014, the Company had non-capital loss carry forwards available to offset future taxable income of approximately $7,906,000 for Canadian federal tax purposes. $3,408,000 and $4,498,000 of the non-capital loss carryforwards expire in 2033 and 2034, respectively.

        As of December 31, 2014, the Company had approximately $1,419,000 of federal scientific research and experimental development expense carry forwards available to offset future taxable income as well as $315,000 of Canadian federal and provincial investment tax credit carry forwards available to offset future income taxes. The investment tax credits expire from 2024 to 2034.

        The 2013 and 2014 taxation years are open to reassessment by the Canadian and U.S. taxation authorities.

Note 10—Related Party Transactions

        As discussed in Note 1, in January 2013 the Company entered into an asset purchase agreement with VBTI in exchange for shares of the Company's preferred shares. In addition, during the years ended December 31, 2013 and 2014, VBTI paid (was reimbursed) $582,000 and ($15,000), respectively, of the Company's expenses, which is included in additional paid-in capital on the accompanying consolidated balance sheets.

        The Company leases a manufacturing, laboratory, and office facility in Winnipeg, Manitoba, from an affiliate of the Company's controlling shareholder. The lease is month-to-month and rent expense was $390,000, $350,000, and $160,000 for the years ended December 31, 2013, 2014, and the six months ended June 30, 2015 (unaudited), respectively.

        In September 2014, the Company entered into the Shareholder Note Payable (see Note 4) with a company owned by its principal shareholder. During the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015 (unaudited), the Company recognized interest expense related to the Shareholder Note Payable of $82,000, $340,000, $147,000 and $286,000, respectively, on the accompanying consolidated statements of operations.

        The Company pays its directors a fee and reimbursements for expenses incurred for each board of directors meeting they attend. During the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 (unaudited), the Company paid $97,000, $91,000, $46,000 and $85,000, respectively, of fees to its directors which were included as general and administrative expense on the accompanying consolidated statement of operations.

        During 2014 the Company paid $32,000 to Dr. Martin Barkin, who became a member of the Company's board of directors in February 2015, for consulting services related to strategic advice with respect to the development of Vicinium.

        The Company pays fees, under an intellectual property license agreement, to Protoden, a company owned by its principal shareholder under an intellectual property licensing agreement. Pursuant to the agreement, the Company has an exclusive, perpetual, irrevocable and non-royalty bearing license, with the right to sublicense, under certain patents and technology to make, use and sell products that utilize such patents and technology. During the years ended December 31, 2013 and 2014, the Company paid $250,000 annually to Protoden for licensing fees which were expensed and included in research and

VIVENTIA BIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(IN U.S. DOLLARS)

Note 10—Related Party Transactions (Continued)

development expenses on the accompanying consolidated statements of operations. This annual fee was reduced to $100,000 for 2015 and for the remaining term of the agreement, which is ten years. Upon expiration of the term, the licenses granted to the Company will require no further payments to Protoden. As of December 31, 2013 and 2014, and June 30, 2015 (unaudited), $250,000, nil and $50,000 were owed to this related party and included in the current portion of related party payable on the accompanying consolidated balance sheets.

Note 11—Subsequent Events (Unaudited)

        For its financial statements as of June 30, 2015, the Company evaluated subsequent events through September 17, 2015, the date on which those consolidated financial statements were issued to ensure that the consolidated financial statements include appropriate disclosure of events both recognized in the financial statements as of June 30, 2015 and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent event has occurred that requires disclosure, except as previously disclosed in the footnotes to the consolidated financial statements.

            Shares

COMMON SHARES

Prospectus

Leerink Partners
Cowen and Company
Guggenheim Securities

                      , 2015

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        We intend to enter into indemnification agreements with our directors and senior managers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and senior managers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or senior manager in any action or proceeding arising out of their services as one of our directors and/or senior managers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and senior managers.

        The limitation of liability and indemnification provisions in our bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and senior managers, even though an action, if successful, might benefit us and our shareholders. A shareholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and senior managers pursuant to these indemnification provisions.

        Under the Business Corporations Act (Ontario), or the OBCA, we may indemnify an individual who:

  •
  is or was our director or officer; or

  •
  another individual who acted at our request in a similar capacity, of another entity,

        against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which that individual is involved because of that association with us or other entity.

        However, we are prohibited from indemnifying an individual under the OBCA unless:

  •
  such individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

  •
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual's conduct was lawful.

        The OBCA allows us to advance moneys to the individual for the costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding, but the individual must repay the moneys if the individual does not fulfill the conditions listed above. We may not indemnify or pay the expenses of the individual in respect of an action brought against the individual by or on behalf of us unless such indemnity or payment has been approved by the appropriate court.

        We or the individual or other entity may apply to the appropriate court for an order approving an indemnity under section 136 of the OBCA and the court may so order or make any further order that it sees fit.

        The OBCA provides that we may purchase and maintain insurance for the benefit of the individual against any liability incurred by the individual in his capacity as one of our directors or officers or as a director or officer, or someone in a similar capacity, of another entity, if he acts or acted in that capacity at our request.

        Our bylaws provide that, subject to the OBCA, we shall indemnify every director and officer, every former director and officer, and every person who acts or acted at our request as a director or officer of another corporation of which we are or were a shareholder or creditor, and his heirs and legal representatives, shall at all times be indemnified and saved harmless by us from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of or having been our director or senior manager or such other corporation if, (a) he or she acted honestly and in good faith with a view to our best interests, and (b) in case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his or her conduct was lawful.

        Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification. We have purchased a liability insurance policy covering our directors and senior managers and the directors and senior managers of our subsidiary against liability incurred by, arising from, or against them for certain of their acts, errors or omissions.

        The form of underwriting agreement to be filed herewith as Exhibit 1.1 is expected to contain provisions by which the underwriters agree to indemnify us, each person who controls us within the meaning of the Securities Act and each of our officers and directors, with respect to information furnished by the underwriters for use in this registration statement.

        Reference is made to Item 9 for the undertakings of the undersigned registrant with respect to indemnification for liabilities arising under the Securities Act.

Item 7.    Recent Sales of Unregistered Securities.

        Over the past three years, we have issued to third parties the securities listed below without registering the securities under the Securities Act. All our securities were issued through private placements in transactions not involving a public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

  1.
  In September 2015, we issued 80,000 shares of restricted stock to our directors in connection with their service on our board of directors under our Equity Incentive Plan. We believe that the issuances of these securities were exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing issuance of securities.

  2.
  Since January 1, 2015, we granted options to purchase an aggregate of 235,000 common shares at a weighted average exercise price of $7.88 per share to our employees. As of June 30, 2015, none of these options have been exercised, while 15,000 of these options have been forfeited and canceled without being exercised. We believe that the grants of these securities were exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing issuance of securities.

  3.
  In December 2014, we issued 1,444,445 RSUs to our president and chief executive officer. We believe that the issuance of these securities was exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing issuance of securities.

  4.
  In March 2014, we granted our president and chief executive officer an option to purchase 10% of our outstanding common shares at an exercise price of $1.00. In December 2014, the option was cancelled. We believe that the issuance of these securities was exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing issuance of securities.

Item 8.    Exhibits and Financial Statement Schedules.

(a)
Exhibits. See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)
Financial statement schedule. No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Winnipeg, Manitoba, Canada, on the                day of September, 2015.

VIVENTIA BIO INC.
By:	Stephen A. Hurly President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

        Each of the undersigned directors and senior managers of Viventia Bio Inc. hereby constitutes and appoints each of Stephen A. Hurly and Erick J. Lucera as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement related to this registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Leslie L. Dan, D.Sc, B.Sc. Phm, MBA, C.M.	Executive Chairman and Director	, 2015
Stephen A. Hurly	President, Chief Executive Officer and Director and Authorized Representative in the United States (Principal Executive Officer)	, 2015
Erick J. Lucera	Chief Financial Officer Treasurer and Secretary (Principal Financial Officer)	, 2015

Signature	Title	Date

Martin Barkin, M.D., B.Sc., M.A., F.R.C.S.C.	Director	, 2015
George W. Bickerstaff, III	Director	, 2015
Annalisa Jenkins, M.M.B.S., M.R.C.P.	Director	, 2015
Sanford Zweifach	Director	, 2015
Catherine J. Mackey, Ph.D.	Director	, 2015

INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement
2.1		Asset Purchase Agreement, dated January 2, 2013, between Viventia Biotechnologies Inc. and Viventia Bio Inc.
3.1		Certificate of Incorporation, dated October 31, 2012
3.2		Articles of Amendment, dated December 18, 2012
3.3		Articles of Amendment, dated October 3, 2014
3.4		Bylaw No. 1, dated October 31, 2012
4.1		Form of Certificate of Common Shares
5.1	*	Opinion of Fogler, Rubinoff LLP
10.1	*
Exclusive License Agreement, dated March 8, 2004, by and between Merck KGaA (successor in interest of Biovation Limited) and Viventia Bio Inc. (successor in interest of Viventia Biotech Inc.), as amended by Amendment No. 1, dated November 15, 2011, and further amended by Amendment No. 2, dated March 19, 2014
10.2
License Agreement, dated January 13, 2003, by and between The University of Zurich and Viventia Bio Inc. (successor in interest of Viventia Biotech Inc.), as amended by Amending Agreement, dated February 11, 2005
10.3		Amended and Restated License Agreement, dated October 17, 2014, by and between Clairmark Investments Ltd. (successor in interest of Protoden Technologies Inc.) and Viventia Bio Inc.
10.4	†	Director Offer Letter, dated February 5, 2015, between Viventia Bio Inc. and Martin Barkin, Ph.D, as amended by Amendment No. 1, dated September 16, 2015
10.5	†	Director Offer Letter, dated February 5, 2015, between Viventia Bio Inc. and George Bickerstaff
10.6	†	Director Offer Letter, dated February 11, 2015, between Viventia Bio Inc. and Annalisa Jenkins, Ph.D
10.7	†	Director Offer Letter, dated February 8, 2015, between Viventia Bio Inc. and Catherine J. Mackey, Ph.D
10.8	†	Director Offer Letter, dated February 6, 2015, between Viventia Bio Inc. and Sanford Zweifach
10.9	†	Amended and Restated Employment Agreement, dated December 11, 2014, by and between Viventia Bio USA Inc. and Stephen Hurly
10.10	†	Restricted Stock Unit Award Agreement, dated December 11, 2014, by and between Viventia Bio Inc. and Stephen Hurly
10.11	†	Employment Agreement, dated October 12, 2004, by and between Viventia Bio Inc. (successor in interest of Viventia Biotech Inc.) and Glen MacDonald, Ph.D
10.12	†	Employment Agreement, dated March 19, 2015, by and between Viventia Bio USA Inc. and Erick Lucera
10.13	†	Amended and Restated Equity Incentive Plan, effective September 16, 2015
10.14	†	Form of Option Award Agreement

Exhibit Number		Exhibit Description
10.15	†	Form of Restricted Share Award Agreement
10.16	†*	Form of Indemnification Agreement
10.17
Indenture, dated March 31, 2000, between 131-149 Hamelin Street Leaseholds Limited (successor in interest of Almad Investments Limited) and Viventia Bio Inc. (successor in interest of Viventia Biotech Inc.), as amended by Lease Amending Agreement, dated June 26, 2003, as further amended by Lease Amending Agreement, dated January 26, 2004, and as further amended by Letter Agreement, dated June 25, 2008, and as further amended by Lease Amending Agreement, September 16, 2015
10.18		Loan Agreement, dated September 23, 2014, between Viventia Bio Inc. and Clairmark Investments Ltd.
10.19		Amendment to Loan Agreement, dated September 16, 2015, between Viventia Bio Inc. and Clairmark Investments Ltd.
10.20	†	Employment Agreement, dated April 20, 2015, by and between Viventia Bio USA Inc. and Gregory Adams
10.21	†	Employment Agreement, dated August 10, 2015, by and between Viventia Bio USA Inc. and Arthur P. DeCillis, M.D.
21.1		Subsidiary of Viventia Bio Inc.
23.1	*	Consent of PricewaterhouseCoopers LLP
23.2	*	Consent of Fogler, Rubinoff LLP (to be included in opinion filed as Exhibit 5.1 hereto)
24.1	*	Power of Attorney (included on the signature page)

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.